Semiannual Report

SEPTEMBER 30, 2007

Ivy Asset Strategy Fund

Ivy Capital Appreciation Fund

Ivy Core Equity Fund

Ivy Energy Fund

Ivy High Income Fund

Ivy Large Cap Growth Fund

Ivy Limited-Term Bond Fund

Ivy Mid Cap Growth Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Science and Technology Fund

Ivy Small Cap Growth Fund

 IVY FUNDS®

CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds, Inc. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds, Inc. prospectus and current performance information.

President's Letter

September 30, 2007



DEAR SHAREHOLDER:

It's been a rewarding but volatile six months for equity investors. Stock markets around the globe generally provided attractive returns, with energy stocks outpacing all other sectors. Since the spring it has appeared to us that large company domestic growth stocks have generally come back in favor, boosted by low valuations and solid overseas growth for U.S.-based multinational companies. Also, quality now seems to be a more important equity attribute than we have seen in several years.

For the bond market, it's also been a bumpy road. Corporate and mortgage bond prices faced greater volatility as a subprime lending crisis of global dimensions unfolded. The U.S. dollar weakened against most foreign currencies, making dollar-denominated bonds less attractive. High yield investors, meanwhile, demanded greater income to help offset concern about bond defaults and the potential for a U.S. recession. After months of expressing anxiety about lingering consumer inflation, the Federal Reserve changed policy in September and reduced its short-term interest rate target by 50 basis points (0.50 percent) to 4.75 percent. More cuts may follow.

Enclosed is our report on your Ivy Fund's operations for the six months ended September 30, 2007. The S&P 500 Index advanced 8.44 percent over the period while the Lehman Brothers Aggregate Bond Index rose 2.31 percent.

U.S. growth slows

Dragged down by the worst housing market in a generation, the U.S. economy's four-year-old expansion is slowing. However, growth still appears robust for most of Asia. North America was fortunate to have a relatively mild hurricane season, and this may have been a factor in helping to keep a lid on gasoline prices. This year the biggest financial storm was found not in nature, but in the commercial paper and mortgage markets. Liquidity dried up for both business and consumer borrowers with less than perfect credit. Consequently, the financial and consumer discretionary sectors of the S&P 500 have been hard hit over the past six months, with each falling while most other sectors rose.

The economic news is mixed, as you can see in the Economic Snapshot chart below. Overall inflation is the same as it was six months ago. Unemployment is slightly higher than six months ago but is still relatively low. However, the cost of financing a home is slightly higher. Overall GDP growth is solid, while oil prices are substantially higher.

Economic Snapshot		
	9-30-2007	3-31-2007
U.S. unemployment rate	4.70%	4.40%
Inflation (U.S. Consumer Price Index)	2.80%	2.80%
U.S. GDP	3.90%	1.50%
30-year fixed mortgage rate	6.28%	6.13%
Oil price per barrel	$81.66	$65.87

Source: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

Stock valuations for companies in the S&P 500 appear reasonable to us. As we look forward, even though past performance does not guarantee future results, presidential election years typically have been positive for investors. However, we recommend a prudent level of caution in 2008, as we believe that the range of possibilities for investors is as wide as the current field of presidential candidates. As always, we believe that maintaining a well-rounded portfolio is an essential element for securing your long-term financial future. In both politics and investing, it may be wise to remember that nothing – good or bad – can ever be assured.

Our commitment

At the Ivy Funds, we consistently focus on offering you strategies that emphasize participation in positive markets, as well as a very strong effort to manage risk. We will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Ivy Funds, Inc., and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. Each example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2007.

Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following tables provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ivy Asset Strategy Fund Expenses

For the Six Months Ended September 30, 2007	Beginning Account Value 3-31-07	Ending Account Value 9-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A............................	$1,000	$1,221.10	1.05%	$ 5.89
Class B............................	1,000	1,215.60	1.88	10.41
Class C	1,000	1,216.60	1.80	9.97
Class E**	1,000	1,216.30	1.83	10.08
Class I**	1,000	1,222.40	0.86	4.78
Class Y............................	1,000	1,220.40	1.12	6.22
Based on 5% Return[2]				
Class A............................	$1,000	$1,019.80	1.05%	$ 5.35
Class B............................	1,000	1,015.64	1.88	9.47
Class C	1,000	1,016.06	1.80	9.07
Class E**	1,000	1,015.90	1.83	9.27
Class I**	1,000	1,020.75	0.86	4.34
Class Y............................	1,000	1,019.46	1.12	5.65

Ivy Capital Appreciation Fund Expenses

For the Six Months Ended September 30, 2007	Beginning Account Value 3-31-07	Ending Account Value 9-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A............................	$1,000	$1,158.60	1.18%	$ 6.37
Class B............................	1,000	1,152.70	2.24	12.06
Class C	1,000	1,154.50	1.90	10.34
Class E**	1,000	1,155.10	1.35	7.22
Class I**	1,000	1,156.80	1.08	5.72
Class Y............................	1,000	1,158.30	1.17	6.37
Based on 5% Return[2]				
Class A............................	$1,000	$1,019.14	1.18%	$ 5.96
Class B............................	1,000	1,013.84	2.24	11.28
Class C	1,000	1,015.52	1.90	9.67
Class E**	1,000	1,018.30	1.35	6.86
Class I**	1,000	1,019.68	1.08	5.45
Class Y............................	1,000	1,019.20	1.17	5.96

See footnotes on page 12.

Ivy Core Equity Fund Expenses

For the Six Months Ended September 30, 2007	Beginning Account Value 3-31-07	Ending Account Value 9-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,140.60	1.37%	$ 7.39
Class B.	1,000	1,136.00	2.27	12.18
Class C	1,000	1,136.70	2.12	11.43
Class E**	1,000	1,140.30	1.58	8.35
Class I**	1,000	1,153.00	1.03	5.49
Class Y.	1,000	1,142.00	1.23	6.64
Based on 5% Return[2]				
Class A.	$1,000	$1,018.22	1.37%	$ 6.96
Class B.	1,000	1,013.68	2.27	11.48
Class C	1,000	1,014.42	2.12	10.78
Class E.	1,000	1,017.14	1.58	7.97
Class I	1,000	1,019.93	1.03	5.15
Class Y.	1,000	1,018.90	1.23	6.26

Ivy Energy Fund Expenses

For the Six Months Ended September 30, 2007	Beginning Account Value 3-31-07	Ending Account Value 9-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,264.70	1.56%	$ 8.83
Class B.	1,000	1,260.50	2.27	12.88
Class C	1,000	1,261.20	2.16	12.21
Class E**	1,000	1,251.00	1.22	6.75
Class I**	1,000	1,251.20	1.11	6.19
Class Y.	1,000	1,265.90	1.40	7.93
Based on 5% Return[2]				
Class A.	$1,000	$1,017.25	1.56%	$ 7.87
Class B.	1,000	1,013.68	2.27	11.48
Class C	1,000	1,014.26	2.16	10.88
Class E**	1,000	1,018.96	1.22	6.16
Class I**	1,000	1,019.51	1.11	5.65
Class Y.	1,000	1,018.06	1.40	7.06

See footnotes on page 12.

Ivy High Income Fund Expenses

For the Six Months Ended September 30, 2007	Beginning Account Value 3-31-07	Ending Account Value 9-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A........................	$1,000	$1,014.60	1.39%	$ 7.05
Class B........................	1,000	1,009.40	2.44	12.26
Class C	1,000	1,010.40	2.20	11.06
Class E**.......................	1,000	1,011.30	2.02	10.06
Class I**........................	1,000	1,025.10	1.03	5.16
Class Y........................	1,000	1,016.50	1.22	6.15
Based on 5% Return[2]				
Class A........................	$1,000	$1,018.09	1.39%	$ 7.06
Class B........................	1,000	1,012.85	2.44	12.28
Class C	1,000	1,014.06	2.20	11.08
Class E**.......................	1,000	1,014.94	2.02	10.18
Class I**........................	1,000	1,019.93	1.03	5.15
Class Y........................	1,000	1,018.97	1.22	6.16

Ivy Large Cap Growth Fund Expenses

For the Six Months Ended September 30, 2007	Beginning Account Value 3-31-07	Ending Account Value 9-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A........................	$1,000	$1,226.70	1.15%	$ 6.46
Class B........................	1,000	1,219.50	2.37	13.21
Class C	1,000	1,220.90	2.14	11.88
Class E**.......................	1,000	1,223.80	1.33	7.34
Class I**........................	1,000	1,235.20	0.98	5.48
Class R	1,000	1,224.10	1.50	8.34
Class Y........................	1,000	1,227.20	1.06	5.90
Based on 5% Return[2]				
Class A........................	$1,000	$1,019.31	1.15%	$ 5.86
Class B........................	1,000	1,013.19	2.37	11.98
Class C	1,000	1,014.33	2.14	10.78
Class E**.......................	1,000	1,018.40	1.33	6.76
Class I**........................	1,000	1,020.16	0.98	4.95
Class R	1,000	1,017.53	1.50	7.57
Class Y........................	1,000	1,019.76	1.06	5.35

See footnotes on page 12.

Ivy Limited-Term Bond Fund Expenses

For the Six Months Ended September 30, 2007	Beginning Account Value 3-31-07	Ending Account Value 9-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A........................	$1,000	$1,022.70	1.31%	$ 6.67
Class B........................	1,000	1,018.30	2.19	11.10
Class C	1,000	1,018.30	2.19	11.10
Class E**........................	1,000	1,022.80	1.15	5.76
Class I**........................	1,000	1,032.40	0.98	4.98
Class Y........................	1,000	1,023.50	1.17	5.97
Based on 5% Return[2]				
Class A........................	$1,000	$1,018.48	1.31%	$ 6.66
Class B........................	1,000	1,014.10	2.19	11.08
Class C	1,000	1,014.08	2.19	11.08
Class E........................	1,000	1,019.31	1.15	5.86
Class I	1,000	1,020.16	0.98	4.95
Class Y........................	1,000	1,019.19	1.17	5.96

Ivy Mid Cap Growth Fund Expenses

For the Six Months Ended September 30, 2007	Beginning Account Value 3-31-07	Ending Account Value 9-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A........................	$1,000	$1,096.30	1.59%	$ 8.39
Class B........................	1,000	1,091.10	2.57	13.49
Class C	1,000	1,092.10	2.35	12.34
Class E**........................	1,000	1,089.90	2.27	11.81
Class I**........................	1,000	1,102.40	1.16	6.10
Class R	1,000	1,095.80	1.67	8.80
Class Y........................	1,000	1,098.30	1.25	6.61
Based on 5% Return[2]				
Class A........................	$1,000	$1,017.08	1.59%	$ 8.07
Class B........................	1,000	1,012.19	2.57	12.98
Class C	1,000	1,013.29	2.35	11.88
Class E**........................	1,000	1,013.69	2.27	11.48
Class I**........................	1,000	1,019.25	1.16	5.86
Class R	1,000	1,016.72	1.67	8.47
Class Y........................	1,000	1,018.79	1.25	6.36

See footnotes on page 12.

Ivy Money Market Fund Expenses

For the Six Months Ended September 30, 2007	Beginning Account Value 3-31-07	Ending Account Value 9-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,022.70	0.93%	$4.75
Class B.	1,000	1,018.10	1.83	9.28
Class C	1,000	1,018.40	1.78	8.98
Class E**	1,000	1,022.00	0.93	4.65
Based on 5% Return[2]				
Class A.	$1,000	$1,020.42	0.93%	$4.75
Class B.	1,000	1,015.91	1.83	9.27
Class C	1,000	1,016.17	1.78	8.97
Class E**	1,000	1,020.42	0.93	4.75

Ivy Municipal Bond Fund Expenses

For the Six Months Ended September 30, 2007	Beginning Account Value 3-31-07	Ending Account Value 9-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,007.40	1.29%	$ 6.52
Class B.	1,000	1,003.40	2.08	10.42
Class C	1,000	1,003.30	2.10	10.52
Class Y.	1,000	1,006.70	1.44	7.22
Based on 5% Return[2]				
Class A.	$1,000	$1,018.60	1.29%	$ 6.56
Class B.	1,000	1,014.63	2.08	10.48
Class C	1,000	1,014.54	2.10	10.58
Class Y.	1,000	1,017.84	1.44	7.26

See footnotes on page 12.

Ivy Science and Technology Fund Expenses

For the Six Months Ended September 30, 2007	Beginning Account Value 3-31-07	Ending Account Value 9-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,155.40	1.46%	$ 7.87
Class B.	1,000	1,150.00	2.44	13.12
Class C	1,000	1,150.60	2.27	12.26
Class E**	1,000	1,148.70	2.58	13.75
Class I**	1,000	1,171.00	1.11	5.97
Class R	1,000	1,154.30	1.64	8.83
Class Y.	1,000	1,156.30	1.36	7.33
Based on 5% Return[2]				
Class A.	$1,000	$1,017.74	1.46%	$ 7.36
Class B.	1,000	1,012.83	2.44	12.28
Class C	1,000	1,013.67	2.27	11.48
Class E**	1,000	1,012.14	2.58	12.98
Class I**	1,000	1,019.53	1.11	5.55
Class R	1,000	1,016.86	1.64	8.27
Class Y.	1,000	1,018.27	1.36	6.86

See footnotes on page 12.

Ivy Small Cap Growth Fund Expenses

For the Six Months Ended September 30, 2007	Beginning Account Value 3-31-07	Ending Account Value 9-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,105.60	1.57%	$ 8.32
Class B.	1,000	1,100.30	2.43	12.81
Class C	1,000	1,101.50	2.19	11.56
Class E**	1,000	1,099.80	2.12	11.02
Class I**	1,000	1,120.60	1.09	5.73
Class R	1,000	1,104.90	1.62	8.52
Class Y.	1,000	1,106.20	1.33	7.06
Based on 5% Return[2]				
Class A.	$1,000	$1,017.18	1.57%	$ 7.97
Class B.	1,000	1,012.91	2.43	12.28
Class C	1,000	1,014.11	2.19	11.08
Class E**	1,000	1,014.46	2.12	10.68
Class I**	1,000	1,019.59	1.09	5.55
Class R	1,000	1,016.94	1.62	8.17
Class Y.	1,000	1,018.42	1.33	6.76

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2007, and divided by 365.

**Actual inception date of Class E and Class I shares for each Fund is 4-2-07 (the date on which shares were first acquired by shareholders). The calculations are based on 181 days in the period ended September 30, 2007

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2) This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF IVY ASSET STRATEGY FUND

Portfolio Highlights

On September 30, 2007, Ivy Asset Strategy Fund had net assets totaling $5,106,669,445 invested in a diversified portfolio of:

47.89%	Foreign Common Stocks
21.34%	Domestic Common Stocks
15.13%	Cash and Cash Equivalents, Investment Funds and Unrealized Gain on Open Forward Currency Contracts
7.23%	United States Government and Government Agency Obligations
5.27%	Bullion (Gold)
2.09%	Foreign Corporate Debt Securities
1.04%	Other Government Securities
0.01%	Domestic Corporate Debt Securities

As a shareholder of the Fund, for every $100 you had invested on September 30, 2007, your Fund was invested by industry and geographic regions, respectively, as follows:

Asset Allocation



	Stocks	**$69.23**
	Raw Materials Stocks	$12.51
	Utilities Stocks	$ 9.07
	Financial Services Stocks	$ 8.32
	Capital Goods Stocks	$ 7.81
	Energy Stocks	$ 7.72
	Multi-Industry Stocks	$ 6.35
	Business Equipment and Services Stocks	$ 4.75
	Consumer Durables Stocks	$ 3.05
	Consumer Non-Durables Stocks	$ 2.65
	Technology Stocks	$ 2.51
	Health Care Stocks	$ 2.48
	Miscellaneous Stocks	$ 2.01
	Cash and Cash Equivalents, Investment Funds and Unrealized Gain on Open Forward Currency Contracts	**$15.13**
	Bonds	**$10.37**
	United States Government and Government Agency Obligations . . .	$ 7.23
	Corporate Debt Securities	$ 2.10
	Foreign Government Bonds[1]	$ 1.04
	Bullion (Gold)	**$ 5.27**

(1)Includes $1.03 Germany and $0.01 Russia.

Country Weightings



	North America	**$31.20**
■	United States	$29.76
■	Other North America[1]	$ 1.44
	Europe	**$16.37**
■	Other Europe[2]	$10.27
■	Germany	$ 6.10
☐	**Cash and Cash Equivalents, Investment Funds and Unrealized Gain on Open Forward Currency Contracts**	**$15.13**
	Pacific Basin	**$13.53**
■	Other Pacific Basin[3]	$ 6.16
■	Japan	$ 3.96
■	India	$ 3.41
	South America	**$11.58**
■	Chile	$ 8.66
■	Other South America[4]	$ 2.92
	Bahamas/Caribbean	**$ 6.71**
■	Cayman Islands	$ 4.91
■	Other Bahamas/Caribbean[5]	$ 1.80
■	**Bullion (Gold)**	**$ 5.27**
■	**Other**[6]	**$ 0.21**

(1)Includes $0.38 Canada and $1.06 Mexico.

(2)Includes $1.01 Finland, $1.84 France, $0.25 Luxembourg, $2.01 Norway, $0.01 Poland, $2.52 Russia, and $2.63 United Kingdom.

(3)Includes $2.12 Australia, $0.43 Indonesia, $1.05 Malaysia and $2.56 Singapore.

(4)Includes $0.11 Argentina and $2.81 Brazil.

(5)Includes $0.56 Bahamas, $1.03 Bermuda and $0.21 British Virgin Islands.

(6)Includes $0.21 South Africa.

The Investments of Ivy Asset Strategy Fund

September 30, 2007 *(Unaudited)*

BULLION – 5.27%	Troy Ounces	Value
Gold	362,515	$ 269,312,407
(Cost: $247,011,753)		

COMMON STOCKS	Shares	
Aircraft – 1.27%		
Boeing Company (The)	523,264	54,937,487
Raytheon Company	157,835	10,073,030
		65,010,517
Banks – 3.20%		
Banco Itau Holding Financeira S.A., ADR	248,576	12,582,917
China Merchants Bank Co., Limited,		
H Shares (A)	10,041,500	44,111,634
Housing Development Finance Corporation		
Limited (A).	660,903	23,810,587
ICICI Bank Limited (A)	1,238,217	33,012,905
Sberbank (Savings Bank of the Russian		
Federation) (A)*.	2,492,495	10,393,704
Standard Bank Group Limited (A)	759,368	10,962,905
Standard Chartered PLC (A)	871,656	28,534,446
		163,409,098
Business Equipment and Services – 4.54%		
Bucyrus International, Inc., Class A.	293,893	21,429,208
Ctrip.com International, Ltd.	1,408,894	72,910,265
Jacobs Engineering Group Inc.*	581,916	43,981,211
Mitsui & Co., Ltd. (A)	498,000	12,096,113
Renewable Energy Corporation ASA (A)*	1,760,900	81,165,527
		231,582,324
Capital Equipment – 4.24%		
Deere & Company	151,857	22,538,616
Foster Wheeler Ltd.*	250,933	32,931,192
Joy Global Inc.	353,654	17,974,465
SunPower Corporation, Class A*.	1,131,162	93,586,688
Suntech Power Holdings Co., Ltd., ADR*	1,242,380	49,570,962
		216,601,923
Chemicals – Petroleum and Inorganic – 1.30%		
Monsanto Company.	519,981	44,583,171
Yara International ASA (A)	686,369	21,706,638
		66,289,809
Chemicals – Specialty – 0.53%		
Mosaic Company*	505,291	27,043,174

See Notes to Schedule of Investments on page 30.

COMMON STOCKS (Continued)	Shares	Value
Coal – 1.81%		
China Shenhua Energy Company Limited, H Shares (A)	8,378,000	$ 50,329,322
Yanzhou Coal Mining Company Limited, Class H (A)	20,522,000	42,238,016
		92,567,338
Communications Equipment – 1.02%		
Nokia Corporation, Series A, ADR	1,367,516	**51,869,882**
Consumer Electronics – 2.65%		
Nintendo Co., Ltd. (A)	260,400	**135,567,144**
Cosmetics and Toiletries – 0.55%		
Hengan International Group Company Limited (A)	7,536,000	**28,306,592**
Electrical Equipment – 1.10%		
Bharat Heavy Electricals Limited (A)	456,900	23,356,107
Siemens AG (A)	238,337	32,711,056
		56,067,163
Electronic Components – 0.22%		
MEMC Electronic Materials, Inc.*	187,341	**11,026,891**
Food and Related – 2.10%		
Bunge Limited (B)	752,331	80,837,966
Kuala Lumpur Kepong Berhad (A)	6,767,250	26,215,026
		107,052,992
Gold and Precious Metals – 1.28%		
Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel", ADR (A)*	37,752	10,221,354
streetTRACKS Gold Trust*	752,700	55,323,450
		65,544,804
Health Care – Drugs – 1.53%		
Abbott Laboratories	639,781	34,305,057
Schering-Plough Corporation	1,392,607	44,048,159
		78,353,216
Hospital Supply and Management – 0.95%		
Wilmar International Limited (A)	19,699,000	**48,534,729**
Hotels and Gaming – 1.09%		
Las Vegas Sands, Inc.*	415,427	**55,426,270**

See Notes to Schedule of Investments on page 30.

The Investments of Ivy Asset Strategy Fund

September 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Insurance – Life – 0.76%		
Ping An Insurance (Group) Company of China,		
Ltd., H Shares (A)	2,804,500	$ 38,817,857
Mining – 6.75%		
BHP Billiton Plc (A)	2,734,145	108,084,795
Cameco Corporation (A)	416,703	19,221,167
Rio Tinto plc (A)	1,174,374	101,588,781
Southern Copper Corporation	935,390	115,829,344
		344,724,087
Motor Vehicles – 0.40%		
Suzuki Motor Corporation (A)	688,700	20,385,496
Multiple Industry – 6.35%		
Deutsche Borse AG (A)	1,664,354	226,078,173
IOI Corporation Berhad (A)	15,539,640	27,590,557
Keppel Corporation Limited (A)	3,696,000	35,827,937
Reliance Industries Limited (A)	600,724	34,644,427
		324,141,094
Non-Residential Construction – 2.47%		
China Communications Construction Company		
Limited, H Shares (A)	20,878,000	49,631,192
Fluor Corporation	292,202	42,071,244
Kurita Water Industries Ltd. (A)	1,007,700	34,214,339
		125,916,775
Petroleum – Domestic – 0.72%		
OAO NOVATEK, GDR (A)	704,100	36,965,250
Petroleum – International – 2.30%		
Apache Corporation	423,950	38,180,937
China Petroleum & Chemical Corporation,		
H Shares (A)	34,946,000	43,649,628
Devon Energy Corporation.	427,918	35,602,778
		117,433,343
Petroleum – Services – 2.89%		
Baker Hughes Incorporated (B)	1,012,938	91,539,207
Transocean Inc.*	493,578	55,798,993
		147,338,200

See Notes to Schedule of Investments on page 30.

The Investments of Ivy Asset Strategy Fund

September 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Real Estate Investment Trust – 0.92%		
Agile Property Holdings Limited (A)	13,008,000	$ 27,308,291
Hongkong Land Holdings Limited (A)	4,345,000	19,639,400
		46,947,691
Security and Commodity Brokers – 4.36%		
CME Group Inc. (B)	221,733	130,234,878
NYMEX Holdings, Inc.	355,558	46,286,540
Singapore Exchange Limited (A)	5,339,000	46,363,581
		222,884,999
Steel – 2.65%		
Companhia Vale do Rio Doce, ADR	3,229,608	109,580,599
Evraz Group S.A., GDR (A)	405,850	25,690,305
		135,270,904
Timesharing and Software – 0.21%		
Tencent Holdings Limited (A)	1,693,000	**10,932,627**
Utilities – Electric – 1.84%		
Veolia Environment (A)	1,091,482	**93,990,500**
Utilities – Telephone – 7.23%		
America Movil, S.A. de C.V.	805,128	51,528,192
Bharti Airtel Limited (A)*	1,658,719	39,124,913
China Mobile Limited (A)	10,248,500	167,823,414
Equinix, Inc.*	372,741	33,024,853
Mobile TeleSystems OJSC, ADR	131,886	9,141,019
Open Joint Stock Company "Vimpel-Communications", ADR	964,120	26,069,805
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk., Series B Shares (A)	18,302,000	22,014,434
Reliance Communication Ventures Limited (A)	1,387,120	20,425,188
		369,151,818
TOTAL COMMON STOCKS – 69.23%		**$3,535,154,507**
(Cost: $2,501,181,643)		
INVESTMENT FUNDS – 0.08%		
Vietnam Azalea Fund Limited (C)(D)*	1,100,000	**$ 3,909,400**
(Cost: $4,180,000)		

See Notes to Schedule of Investments on page 30.

The Investments of Ivy Asset Strategy Fund

September 30, 2007 *(Unaudited)*

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Banks – 0.14%		
Banco BMG S.A.,		
8.75%, 7–1–10 (E)	$2,000	$ 2,042,500
Norilsk Nickel Finance Luxembourg S.A.,		
7.125%, 9–30–09	3,225	3,269,795
PT Bank Rakyat Indonesia (Persero),		
7.75%, 10–30–13	1,950	1,988,850
		7,301,145
Beverages – 0.01%		
Central European Distribution Corporation,		
8.0%, 7–25–12 (E)(F)	EUR320	**464,287**
Business Equipment and Services – 0.08%		
Shimao Property Holdings Limited,		
8.0%, 12–1–16 (G)	$4,000	**3,960,000**
Finance Companies – 0.40%		
ALROSA Finance S.A.,		
8.125%, 5–6–08	3,300	3,326,449
C5 Capital (SPV) Limited,		
6.196%, 12–31–49 (G)	10,750	10,621,430
Russian Standard Bank:		
8.125%, 4–21–08	5,000	4,839,800
7.5%, 10–7–10	1,400	1,239,000
7.5%, 10–7–10 (G)	200	175,480
Toyota Motor Credit Corporation,		
4.19%, 1–18–15 (H)	325	297,486
		20,499,645
Food and Related – 0.11%		
Cosan S.A. Industria e Comercio:		
9.0%, 11–1–09	4,840	5,106,200
9.0%, 11–1–09 (G)	500	527,500
		5,633,700
Forest and Paper Products – 0.13%		
Kimberly-Clark de Mexico, S.A. de C.V.,		
8.875%, 8–1–09 (E)	1,500	1,594,779
Sino-Forest Corporation:		
9.125%, 8–17–11	4,000	4,180,000
9.125%, 8–17–11 (G)	700	740,250
		6,515,029

See Notes to Schedule of Investments on page 30.

The Investments of Ivy Asset Strategy Fund

(Unaudited)

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Homebuilders, Mobile Homes – 0.02%		
Desarrolladora Homex, S.A. de C.V.,		
7.5%, 9–28–15	$ 900	$ **895,500**
Mining – 0.08%		
Vedanta Resources plc:		
6.625%, 2–22–10	3,500	3,486,875
6.625%, 2–22–10 (G)	550	547,250
		4,034,125
Motor Vehicles – 0.01%		
Hyundai Motor Company,		
5.3%, 12–19–08 (E)	320	**319,502**
Steel – 0.11%		
Evraz Group S.A.:		
8.25%, 11–10–15	1,500	1,503,750
8.25%, 11–10–15 (G)	500	501,950
EvrazSecurities S.A.,		
10.875%, 8–3–09	3,500	3,724,490
		5,730,190
Trucking and Shipping – 0.55%		
Ultrapetrol (Bahamas) Limited,		
9.0%, 11–24–14	29,760	**28,458,000**
Utilities – Electric – 0.40%		
CESP – Companhia Energetica de Sao Paulo,		
9.75%, 1–15–15 (E)(F)	BRL23,100	13,517,218
Compania de Transporte de Energia Electrica en Alta Tension TRANSENER S.A.:		
8.875%, 12–15–16	$3,350	3,115,500
8.875%, 12–15–16 (G)	3,000	2,790,000
Empresa Nacional de Electricidad S.A.,		
7.75%, 7–15–08	900	914,740
		20,337,458
Utilities – Telephone – 0.06%		
Open Joint Stock Company Mobile TeleSystems,		
9.75%, 1–30–08	2,400	2,413,200
Open Joint Stock Company "Vimpel-Communications",		
8.0%, 2–11–10	750	763,125
		3,176,325
TOTAL CORPORATE DEBT SECURITIES – 2.10%		$ **107,324,906**

(Cost: $106,273,377)

See Notes to Schedule of Investments on page 30.

The Investments of Ivy Asset Strategy Fund

OTHER GOVERNMENT SECURITIES	Principal Amount in Thousands	Value
Germany – 1.03%		
Bundesobligation,		
3.5%, 10–9–09 (F)	EUR37,500	$ 52,898,052
Russia – 0.01%		
Open Joint Stock Company "Russian Railroads",		
6.67%, 1–22–09 (F)	RUB7,000	278,780
TOTAL OTHER GOVERNMENT SECURITIES – 1.04%		$ 53,176,832
(Cost: $52,527,129)		

**UNITED STATES GOVERNMENT AND
GOVERNMENT AGENCY OBLIGATIONS**

Mortgage-Backed Obligations – 0.61%		
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO (Interest Only):		
4.5%, 8–15–17	$5,211	434,182
5.5%, 9–15–17	4,772	727,351
5.0%, 11–15–17	2,420	294,204
5.0%, 5–15–18	3,313	832,856
5.0%, 4–15–19	410	55,741
5.0%, 4–15–19	201	28,451
5.0%, 2–15–20	17	7
5.0%, 7–15–21	260	11,519
5.0%, 6–15–22	149	2,439
5.0%, 7–15–22	710	12,365
5.0%, 11–15–22	545	75,450
5.0%, 1–15–23	174	3,926
5.5%, 3–15–23	3,714	758,724
5.0%, 4–15–23	143	7,169
5.0%, 5–15–23	365	55,329
5.0%, 6–15–23	3,564	545,987
5.0%, 6–15–23	2,883	436,659
5.0%, 8–15–23	271	44,208
5.5%, 11–15–23	942	38,873
5.5%, 11–15–23	565	28,708
5.0%, 9–15–24	425	23,785
5.5%, 9–15–24	218	11,914
5.5%, 4–15–25	166	11,375
5.5%, 4–15–25	68	7,796
5.0%, 9–15–25	677	41,031

See Notes to Schedule of Investments on page 30.

The Investments of Ivy Asset Strategy Fund

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO (Interest Only): (Continued)		
5.5%, 10–15–25	$ 4,126	$ 859,254
5.0%, 4–15–26	2,386	157,407
5.0%, 10–15–28	990	171,760
5.5%, 2–15–30	250	26,791
5.0%, 8–15–30	342	32,413
5.0%, 10–15–30	1,250	305,528
5.5%, 3–15–31	365	49,079
5.5%, 10–15–32	3,900	762,977
5.5%, 1–15–33	2,758	737,949
5.5%, 5–15–33	2,835	690,817
5.0%, 7–15–33	2,818	648,310
6.0%, 11–15–35	2,889	661,775
Federal National Mortgage Association		
Agency REMIC/CMO (Interest Only):		
5.5%, 11–25–17	386	23,141
5.0%, 5–25–22	227	32,698
5.0%, 7–25–23	5,396	1,007,072
5.0%, 8–25–23	1,700	284,505
5.0%, 11–25–23	2,716	459,471
5.5%, 9–25–25	222	11,652
5.5%, 11–25–25	482	23,046
4.5%, 4–25–30	2,452	305,728
5.0%, 3–25–31	6,338	1,131,669
5.0%, 8–15–31	4,145	758,161
5.5%, 6–25–33	4,141	829,941
5.5%, 8–25–33	7,600	1,581,478
5.5%, 12–25–33	3,493	730,005
5.5%, 4–25–34	7,084	1,687,151
5.5%, 8–25–35	3,659	1,058,748
5.5%, 11–25–36	11,450	3,361,860
Federal National Mortgage Corporation		
Agency REMIC/CMO (Interest Only),		
5.0%, 9–25–30	2,315	351,420

See Notes to Schedule of Investments on page 30.

The Investments of Ivy Asset Strategy Fund

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association		
Agency REMIC/CMO (Interest Only):		
5.0%, 1–20–30	$ 795	$ 83,478
5.0%, 6–20–31	787	97,871
5.5%, 3–20–32	3,376	555,862
5.0%, 10–20–32	1,685	481,861
7.0%, 5–20–33	7,047	1,618,609
5.5%, 7–16–33	3,100	803,704
5.0%, 7–20–33	150	25,555
5.5%, 11–20–33	822	145,393
5.5%, 6–20–35	7,187	1,736,573
5.5%, 7–20–35	2,900	671,993
5.5%, 7–20–35	1,357	186,228
5.5%, 10–16–35	6,784	1,545,263
		31,184,245
Treasury Obligations – 6.62%		
United States Treasury Notes:		
4.625%, 2–29–08	29,000	29,061,161
5.125%, 6–30–08	29,000	29,203,899
4.125%, 8–15–08 (B)	45,000	45,000,000
4.375%, 11–15–08 (B)	54,000	54,198,288
4.875%, 1–31–09	36,000	36,405,000
4.5%, 3–31–09	29,000	29,212,976
4.625%, 7–31–09	29,000	29,326,250
4.0%, 8–31–09	48,000	48,018,768
4.5%, 5–15–10	37,000	37,453,842
		337,880,184
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 7.23%		**$ 369,064,429**

(Cost: $367,214,369)

See Notes to Schedule of Investments on page 30.

The Investments of Ivy Asset Strategy Fund

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – 0.46%	Face Amount in Thousands	Value
Chinese Yuan Renminbi, 11–9–07 (F)	CNY996,000	$ 606,242
Chinese Yuan Renminbi, 11–16–07 (F)	1,231,500	383,533
Chinese Yuan Renminbi, 12–6–07 (F)	1,134,000	937,569
Chinese Yuan Renminbi, 12–6–07 (F)	72,000	(22,620)
Chinese Yuan Renminbi, 2–27–08 (F)	1,314,500	1,237,748
Chinese Yuan Renminbi, 4–9–08 (F)	118,000	(16,895)
Euro, 1–10–08 (F)	EUR139,200	9,512,992
Russian Ruble, 6–16–08 (F)	RUB2,395,000	2,733,386
Russian Ruble, 6–25–08 (F)	2,540,000	3,170,459
Russian Ruble, 8–20–08 (F)	2,751,000	3,209,369
Russian Ruble, 9–22–08 (F)	1,009,000	551,972
Singapore Dollar, 8–21–08 (F)	SGD66,400	1,180,879
		$ 23,484,634

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Commercial Paper		
Beverages – 0.78%		
Anheuser-Busch Companies, Inc.:		
4.73%, 10–1–07	$20,000	20,000,000
4.7%, 11–19–07	20,000	19,872,056
		39,872,056
Capital Equipment – 0.12%		
Deere (John) Capital Corporation,		
5.26%, 10–5–07	6,000	**5,996,493**
Chemicals – Petroleum and Inorganic – 0.35%		
E.I. du Pont de Nemours and Company,		
4.75%, 10–9–07	18,000	**17,981,000**
Chemicals – Specialty – 0.38%		
Air Products and Chemicals, Inc.,		
4.8%, 10–3–07	19,583	**19,577,778**
Computers – Main and Mini – 0.88%		
International Business Machines Corporation:		
4.76%, 10–5–07	21,000	20,988,894
5.12%, 10–30–07	24,000	23,901,013
		44,889,907

See Notes to Schedule of Investments on page 30.

The Investments of Ivy Asset Strategy Fund

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Electrical Equipment – 0.60%		
W.W. Grainger, Inc.:		
4.78%, 10–24–07	$16,650	$ 16,599,153
4.78%, 10–24–07	10,000	9,969,461
4.795%, 10–24–07	4,000	3,987,746
		30,556,360
Finance Companies – 0.29%		
BP Capital Markets p.l.c.:		
4.75%, 10–1–07	5,071	5,071,000
4.745%, 10–15–07	5,000	4,990,774
4.76%, 10–15–07	5,000	4,990,744
		15,052,518
Food and Related – 2.67%		
Archer Daniels Midland Company,		
5.11%, 11–6–07	30,000	29,846,700
Campbell Soup Co.,		
5.25%, 10–1–07	40,017	40,017,000
Hershey Company (The):		
5.15%, 10–9–07	5,195	5,189,055
4.76%, 10–15–07	11,305	11,284,073
5.3%, 10–15–07	10,000	9,979,389
Nestle Capital Corp.:		
4.79%, 10–4–07	25,000	24,990,021
4.8%, 12–12–07	15,000	14,856,000
		136,162,238
Health Care – Drugs – 2.15%		
Abbott Laboratories:		
5.2%, 10–10–07	19,500	19,474,650
4.99%, 10–23–07	21,414	21,348,699
Alcon Capital Corporation (Nestle S.A.),		
5.2%, 11–14–07	10,000	9,936,444
GlaxoSmithKline Finance plc:		
4.835%, 10–5–07	2,000	1,998,926
4.835%, 10–12–07	20,000	19,970,453
5.2%, 10–12–07	20,000	19,968,222
4.76%, 12–18–07	9,121	9,026,932
Merck & Co., Inc.		
4.75%, 10–18–07	8,000	7,982,056
		109,706,382

See Notes to Schedule of Investments on page 30.

The Investments of Ivy Asset Strategy Fund

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Health Care – General – 0.84%		
Johnson & Johnson:		
4.73%, 10–9–07	$17,000	$ 16,982,131
4.74%, 10–9–07	7,000	6,992,627
4.72%, 11–20–07	19,000	18,875,445
		42,850,203
Household – General Products – 0.74%		
Procter & Gamble International Funding S.C.A.		
(Procter & Gamble Company (The)):		
4.76%, 10–9–07	3,000	2,996,827
5.2%, 10–9–07	10,000	9,988,445
5.27%, 10–10–07	10,000	9,986,825
4.795%, 10–17–07	5,000	4,989,344
5.0%, 11–8–07	10,000	9,947,222
		37,908,663
Multiple Industry – 0.29%		
Honeywell International Inc.,		
4.76%, 11–21–07	15,000	**14,898,850**
Retail – General Merchandise – 0.27%		
Target Corporation,		
5.0%, 10–19–07	14,000	**13,965,000**
Trucking and Shipping – 0.59%		
United Parcel Service Inc.,		
5.02%, 10–5–07	30,000	**29,983,267**
Total Commercial Paper – 10.95%		**559,400,715**
Municipal Obligations – Taxable		
Indiana – 0.05%		
City of Hobart, Indiana, Taxable Variable Rate		
Demand, Economic Development Revenue		
Bonds (Albanese Confectionery Group, Inc.		
Project), Series 2006B (Harris N.A.),		
5.15%, 10–4–07 (H)	2,500	**2,500,000**
Kansas – 0.05%		
City of Park City, Kansas, Taxable Industrial		
Revenue Bonds (The Hayes Company, Inc.),		
Series 2001 (U.S. Bank, National Association),		
5.3%, 10–1–07 (H)	2,720	**2,720,000**

See Notes to Schedule of Investments on page 30.

The Investments of Ivy Asset Strategy Fund

September 30, 2007 *(Unaudited)*

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Municipal Obligations – Taxable (Continued)		
Washington – 0.07%		
Washington State Housing Finance Commission, Taxable Variable Rate Demand Multifamily Revenue Bonds (Brittany Park Project), Series 1996B (U.S. Bank of Washington, National Association), 5.13%, 10–4–07 (H)	$ 3,330	$ 3,330,000
Wisconsin – 0.08%		
Town of Wood River, Wisconsin, Taxable Variable Rate Demand Industrial Development Revenue Bonds (Burnett Dairy Cooperative Project), Series 2001B (U. S. Bank, National Association), 5.3%, 10–1–07 (H)	3,970	3,970,000
Total Municipal Obligations – Taxable – 0.25%		12,520,000
Notes		
Business Equipment and Services – 0.25%		
Schlitz Park Associates II Limited Partnership and 1610 N. 2nd Street LLC, Taxable Variable Rate Demand Bonds, Series 2001 (U.S. Bank, National Association), 5.3%, 10–1–07 (H)	12,780	12,780,000
Finance Companies – 0.09%		
Park Street Properties I, LLC, Taxable Variable Rate Demand Notes, Series 2004 (University of Wisconsin – Madison Projects), (U.S. Bank, National Association), 5.13%, 10–4–07 (H)	4,550	4,550,000
Health Care – General – 0.19%		
ACTS Retirement – Life Communities, Inc., Variable Rate Demand Bonds, Series 2003A (Bank of America, National Association), 5.05%, 10–4–07 (H)	9,510	9,510,000

See Notes to Schedule of Investments on page 30.

The Investments of Ivy Asset Strategy Fund

September 30, 2007 *(Unaudited)*

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Hospital Supply and Management – 0.03%		
Meriter Management Services, Inc., Taxable Variable Rate Demand Notes, Series 1996 (U.S. Bank Milwaukee, National Association), 5.3%, 10–3–07 (H)	$1,730	$ 1,730,000
Retail – General Merchandise – 0.13%		
Service Oil, Inc., Taxable Variable Rate Demand Bonds (Service Oil, Inc.), Series 2002 (U.S. Bank, National Association), 5.3%, 10–1–07 (H)	6,760	6,760,000
Total Notes- 0.69%		35,330,000
United States Government Obligations – 0.35%		
Overseas Private Investment Corporation:		
5.3%, 10–3–07 (H)	8,758	8,757,750
5.3%, 10–3–07 (H)	5,000	5,000,000
5.35%, 10–3–07 (H)	4,200	4,200,000
		17,957,750
TOTAL SHORT-TERM SECURITIES – 12.24%		$ 625,208,465
(Cost: $625,208,465)		
TOTAL INVESTMENT SECURITIES – 97.65%		$4,986,635,580
(Cost: $3,903,596,736)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.35%		120,033,865
NET ASSETS – 100.00%		$5,106,669,445

See Notes to Schedule of Investments on page 30.

The Investments of Ivy Asset Strategy Fund

September 30, 2007   (Unaudited)

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Securities serve as collateral for the following open futures contracts at September 30, 2007. (See Note 8 to financial statements):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Depreciation
DAX Index	Short	12–21–07	994	$ (277,228,812)	$ (6,389,240)
Hang Seng Index	Short	10–30–07	2,917	(510,939,710)	(3,215,729)
Nasdaq 100 E-Mini	Short	12–21–07	10,760	(454,932,800)	(15,741,917)
Nikkei 225	Short	12–13–07	3,474	(511,418,254)	(24,187,108)
Russell 2000 E-Mini	Short	12–21–07	8,128	(660,968,960)	(13,873,735)
S&P 500 E-Mini	Short	12–21–07	14,469	(1,112,738,445)	(18,447,043)
				$(3,528,226,981)	$(81,854,772)

(C)Deemed to be an affiliate due to the Fund having at least 5% of the voting securities.

(D)Restricted security. At September 30, 2007, the total value of restricted securities owned were:

Security	Acquisition Date	Shares	Cost	Market Value
Vietnam Azalea Fund Limited	6–28–07	1,100,000	$4,180,000	$3,909,400

The total market value of restricted securities represents approximately 0.08% of net assets at September 30, 2007.

(E)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Directors. At September 30, 2007, the total value of these securities amounted to $17,938,286 or 0.35% of net assets.

(F)Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, CNY – Chinese Yuan Renminbi, EUR – Euro, RUB – Russian Ruble, SGD – Singapore Dollar).

(G)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At September 30, 2007, the total value of these securities amounted to $19,863,860 or 0.39% of net assets.

(H)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2007.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY ASSET STRATEGY FUND

September 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (Notes 1 and 3):

Securities (cost – $3,652,405)	$4,713,414
Bullion (cost – $247,012)	269,312
Affiliated company (cost – $4,180)	3,910
	4,986,636
Cash denominated in foreign currencies (cost – $21)	22

Receivables:

Fund shares sold	111,338
Variation margin (Note 8)	12,019
Dividends and interest	11,509
Investment securities sold	6,833
Prepaid and other assets	183
Total assets	5,128,540

LIABILITIES

Payable for investment securities purchased	7,602
Due to custodian	5,563
Payable to Fund shareholders	3,918
Accrued shareholder servicing (Note 2)	675
Accrued management fee (Note 2)	251
Accrued distribution fee (Note 2)	161
Accrued service fee (Note 2)	93
Accrued accounting services fee (Note 2)	22
Other	3,586
Total liabilities	21,871
Total net assets	$5,106,669

See Notes to Financial Statements.

IVY ASSET STRATEGY FUND
September 30, 2007
(In Thousands, Except for Per Share Amounts) *(Unaudited)*

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 2,053
Additional paid-in capital	4,130,317
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	18,913
Accumulated undistributed net realized loss on investment	
transactions	(42,650)
Net unrealized appreciation in value of investments.	998,036
Net assets applicable to outstanding units of capital.	$5,106,669
Net asset value per share (net assets divided by shares outstanding):	
Class A	$25.09
Class B	$24.58
Class C	$24.66
Class E	$25.03
Class I	$25.19
Class Y	$25.10
Capital shares outstanding:	
Class A	84,368
Class B	7,658
Class C	91,696
Class E	127
Class I	175
Class Y	21,249
Capital shares authorized	500,000

See Notes to Financial Statements.

Statement of Operations

IVY ASSET STRATEGY FUND
For the Six Months Ended September 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $1,247)	$ 20,891
Interest and amortization (net of foreign withholding taxes of $2)	19,707
Total income	40,598

Expenses (Note 2):

Investment management fee	11,042
Distribution fee:	
Class B	549
Class C	5,971
Class E	2
Class Y	364
Service fee:	
Class A	1,846
Class B	183
Class C	1,991
Shareholder servicing:	
Class A	756
Class B	131
Class C	811
Class E	6
Class I	2
Class Y	255
Custodian fees	440
Accounting services fee	134
Legal fees	27
Audit fees	15
Other	525
Total expenses	25,050
Net investment income	15,548

See Notes to Financial Statements.

Statement of Operations

(Continued)

IVY ASSET STRATEGY FUND

For the Six Months Ended September 30, 2007

(In Thousands) *(Unaudited)*

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)	
Realized net gain on securities	$ 19,963
Realized net gain on forward currency contracts	7,875
Realized net gain on written options	211
Realized net gain on swap agreements	14,432
Realized net loss on futures contracts	(147,483)
Realized net gain on foreign currency exchange transactions	6,547
Realized loss on investments	(98,455)
Unrealized appreciation in value of securities during the period*	874,494
Unrealized appreciation in value of forward currency contracts during the period	22,627
Unrealized depreciation in value of futures contracts during the period	(68,397)
Unrealized appreciation in value of foreign currency exchange transactions during the period	22
Unrealized appreciation in value of investments during the period	828,746
Net gain on investments	730,291
Net increase in net assets resulting from operations	$745,839

*Includes $271 in depreciation of affiliated security.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY ASSET STRATEGY FUND

(In Thousands) *(Unaudited)*

	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2007
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 15,548	$ 13,599
Realized net gain (loss) on investments	(98,455)	63,031
Unrealized appreciation.	828,746	87,146
Net increase in net assets resulting from operations	745,839	163,776
Distributions to shareholders from (Note 1F):[(1)]		
Net investment income:		
Class A	(6,792)	(564)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(6)	NA
Class I	(12)	NA
Class Y	(1,266)	(66)
Realized gains on investment transactions:		
Class A	(—)	(6,756)
Class B	(—)	(715)
Class C	(—)	(6,374)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(715)
	(8,076)	(15,190)
Capital share transactions (Note 5)	1,775,784	1,859,601
Total increase	2,513,547	2,008,187
NET ASSETS		
Beginning of period.	2,593,122	584,935
End of period.	$5,106,669	$2,593,122
Undistributed net investment income	$ 18,913	$ 4,894

(1)See "Financial Highlights" on pages 36 - 41.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period . .	$20.65	$18.76	$14.21	$12.86	$11.18	$11.33
Income (loss) from investment operations:						
Net investment income	0.15[1]	0.25[1]	0.05	0.06	0.08	0.16
Net realized and unrealized gain (loss) on investments	4.40[1]	1.81[1]	4.68	1.47	1.71	(0.16)
Total from investment operations	4.55	2.06	4.73	1.53	1.79	(0.00)
Less distributions from:						
Net investment income	(0.11)	(0.02)	(0.04)	(0.07)	(0.11)	(0.15)
Capital gains	(0.00)	(0.15)	(0.14)	(0.11)	(0.00)	(0.00)
Total distributions	(0.11)	(0.17)	(0.18)	(0.18)	(0.11)	(0.15)
Net asset value, end of period	$25.09	$20.65	$18.76	$14.21	$12.86	$11.18
Total return[2]	22.11%	11.04%	33.40%	12.02%	16.06%	0.00%
Net assets, end of period (in millions)	$2,117	$1,118	$269	$39	$17	$9
Ratio of expenses to average net assets	1.05%[3]	1.13%	1.28%	1.44%	1.47%	1.40%
Ratio of net investment income to average net assets	1.27%[3]	1.28%	0.69%	0.56%	0.53%	1.23%
Portfolio turnover rate . . .	39%	123%	53%	98%	254%	109%

(1) Based on average weekly shares outstanding.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period . .	$20.22	$18.50	$14.11	$12.83	$11.17	$11.32
Income (loss) from investment operations:						
Net investment income (loss)	0.05	0.08	0.01	(0.03)	(0.03)	0.05
Net realized and unrealized gain (loss) on investments	4.31	1.79	4.52	1.44	1.71	(0.15)
Total from investment operations	4.36	1.87	4.53	1.41	1.68	(0.10)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)*	(0.02)	(0.02)	(0.05)
Capital gains	(0.00)	(0.15)	(0.14)	(0.11)	(0.00)	(0.00)
Total distributions	(0.00)	(0.15)	(0.14)	(0.13)	(0.02)	(0.05)
Net asset value, end of period	$24.58	$20.22	$18.50	$14.11	$12.83	$11.17
Total return	21.56%	10.16%	32.22%	11.02%	15.07%	−0.92%
Net assets, end of period (in millions)	$188	$119	$37	$11	$7	$3
Ratio of expenses to average net assets	1.88%[1]	1.98%	2.14%	2.30%	2.38%	2.35%
Ratio of net investment income (loss) to average net assets	0.44%[1]	0.43%	−0.13%	−0.30%	−0.40%	0.31%
Portfolio turnover rate . . .	39%	123%	53%	98%	254%	109%

*Not shown due to rounding.
(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period . .	$20.27	$18.54	$14.12	$12.83	$11.17	$11.32
Income (loss) from investment operations:						
Net investment income (loss)	0.05	0.07	0.01	(0.03)	(0.03)	0.05
Net realized and unrealized gain (loss) on investments	4.34	1.81	4.56	1.45	1.73	(0.14)
Total from investment operations	4.39	1.88	4.57	1.42	1.70	(0.09)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.01)	(0.02)	(0.04)	(0.06)
Capital gains	(0.00)	(0.15)	(0.14)	(0.11)	(0.00)	(0.00)
Total distributions	(0.00)	(0.15)	(0.15)	(0.13)	(0.04)	(0.06)
Net asset value, end of period	$24.66	$20.27	$18.54	$14.12	$12.83	$11.17
Total return	21.66%	10.19%	32.45%	11.11%	15.21%	−0.79%
Net assets, end of period (in millions)	$2,261	$1,153	$250	$55	$49	$51
Ratio of expenses to average net assets	1.80%[1]	1.90%	2.01%	2.21%	2.27%	2.20%
Ratio of net investment income (loss) to average net assets	0.51%[1]	0.52%	−0.01%	−0.22%	−0.26%	0.46%
Portfolio turnover rate . . .	39%	123%	53%	98%	254%	109%

[1] Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$20.65
Income from investment operations:	
Net investment income	0.02[2]
Net realized and unrealized gain on investments.	4.47[2]
Total from investment operations	4.49
Less distributions from:	
Net investment income	(0.11)
Capital gains	(0.00)
Total distributions	(0.11)
Net asset value, end of period	$25.03
Total return[3]	21.63%
Net assets, end of period (in millions)	$3
Ratio of expenses to average net assets.	1.83%[4]
Ratio of net investment income to average net assets	0.30%[4]
Portfolio turnover rate.	39%[5]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$20.67
Income from investment operations:	
Net investment income	0.13[2]
Net realized and unrealized gain on investments.	4.50[2]
Total from investment operations	4.63
Less distributions from:	
Net investment income	(0.11)
Capital gains	(0.00)
Total distributions	(0.11)
Net asset value, end of period	$25.19
Total return	22.24%
Net assets, end of period (in millions)	$4
Ratio of expenses to average net assets	0.86%[3]
Ratio of net investment income to average net assets	1.53%[3]
Portfolio turnover rate	39%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period . .	$20.67	$18.78	$14.22	$12.87	$11.18	$11.33
Income (loss) from investment operations:						
Net investment income	0.15[1]	0.26[1]	0.05	0.08	0.09	0.11
Net realized and unrealized gain (loss) on investments	4.39[1]	1.80[1]	4.69	1.45	1.71	(0.10)
Total from investment operations	4.54	2.06	4.74	1.53	1.80	0.01
Less distributions from:						
Net investment income	(0.11)	(0.02)	(0.04)	(0.07)	(0.11)	(0.16)
Capital gains	(0.00)	(0.15)	(0.14)	(0.11)	(0.00)	(0.00)
Total distributions	(0.11)	(0.17)	(0.18)	(0.18)	(0.11)	(0.16)
Net asset value, end of period	$25.10	$20.67	$18.78	$14.22	$12.87	$11.18
Total return	22.04%	11.04%	33.46%	12.05%	16.19%	0.08%
Net assets, end of period (in millions)	$534	$203	$29	$4	$2	$1
Ratio of expenses to average net assets	1.12%[2]	1.15%	1.22%	1.35%	1.39%	1.32%
Ratio of net investment income to average net assets	1.23%[2]	1.30%	0.81%	0.66%	0.67%	1.34%
Portfolio turnover rate . . .	39%	123%	53%	98%	254%	109%

(1) Based on average weekly shares outstanding.
(2) Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY CAPITAL APPRECIATION FUND

Portfolio Highlights

On September 30, 2007, Ivy Capital Appreciation Fund had net assets totaling $455,796,960 invested in a diversified portfolio of:

76.51%	Domestic Common Stocks
16.46%	Cash and Cash Equivalents
7.03%	Foreign Common Stock

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2007 your Fund owned:



Technology Stocks	$22.52
Cash and Cash Equivalents	$16.46
Health Care Stocks	$13.12
Financial Services Stocks	$ 9.60
Retail Stocks	$ 6.47
Consumer Nondurables Stocks	$ 6.36
Miscellaneous Stocks	$ 5.97
Consumer Durables Stocks	$ 4.40
Consumer Services Stocks	$ 3.53
Business Equipment and Services Stocks	$ 3.38
Capital Goods Stocks	$ 3.35
Raw Materials Stocks	$ 2.56
Energy Stocks	$ 2.28

The Investments of Ivy Capital Appreciation Fund

September 30, 2007   *(Unaudited)*

COMMON STOCKS	Shares	Value
Air Transportation – 0.46%		
AMR Corporation*	95,000	$ **2,117,550**
Aircraft – 7.28%		
Boeing Company (The)	150,000	15,748,500
Raytheon Company	105,000	6,701,100
Rockwell Collins, Inc.	115,000	8,399,600
United Technologies Corporation.	29,000	2,333,920
		33,183,120
Apparel – 1.35%		
Coach, Inc.*	130,000	**6,145,100**
Banks – 0.89%		
Bank of America Corporation.	25,000	1,256,750
Citigroup Inc.	60,000	2,800,200
		4,056,950
Beverages – 2.22%		
Coca-Cola Company (The)	60,000	3,448,200
Hansen Natural Corporation*.	72,500	4,113,650
PepsiCo, Inc.	35,000	2,564,100
		10,125,950
Broadcasting – 1.01%		
Comcast Corporation, Class A*.	190,000	**4,592,300**
Capital Equipment – 0.98%		
Illinois Tool Works Inc.	75,000	**4,473,000**
Chemicals – Petroleum and Inorganic – 0.62%		
Monsanto Company.	33,000	**2,829,420**
Chemicals – Specialty – 0.73%		
Albemarle Corporation.	75,000	**3,315,000**
Communications Equipment – 2.91%		
Cisco Systems, Inc.*	305,000	10,103,125
QUALCOMM Incorporated.	75,000	3,168,750
		13,271,875
Computers – Main and Mini – 1.26%		
Hewlett-Packard Company.	115,000	**5,725,850**
Computers – Micro – 3.84%		
Apple Inc.*	87,000	13,353,195
Dell Inc.*.	150,000	4,139,250
		17,492,445

See Notes to Schedule of Investments on page 48.

The Investments of Ivy Capital Appreciation Fund

COMMON STOCKS (Continued)	Shares	Value
Computers – Peripherals – 2.84%		
Adobe Systems Incorporated*.	145,000	$ 6,332,150
Microsoft Corporation.	225,000	6,629,625
		12,961,775
Consumer Electronics – 3.46%		
Research In Motion Limited*	160,000	15,764,800
Defense – 2.80%		
DRS Technologies, Inc.	25,000	1,378,000
General Dynamics Corporation	135,000	11,403,450
		12,781,450
Electronic Components – 1.59%		
Intel Corporation.	110,000	2,845,150
Texas Instruments Incorporated.	120,000	4,390,800
		7,235,950
Finance Companies – 1.24%		
Blackstone Group L.P. (The)*.	120,000	3,009,600
Freddie Mac	45,000	2,655,450
		5,665,050
Food and Related – 0.92%		
Wm. Wrigley Jr. Company	65,600	4,213,488
Health Care – Drugs – 11.03%		
Abbott Laboratories	117,000	6,273,540
BioMarin Pharmaceutical Inc.*.	100,000	2,488,500
Genentech, Inc.*	80,000	6,241,600
Gilead Sciences, Inc.*	300,000	12,256,500
Merck & Co., Inc.	110,000	5,685,900
Schering-Plough Corporation	185,000	5,851,550
Shire Pharmaceuticals Group plc, ADR	155,000	11,461,475
		50,259,065
Health Care – General – 1.85%		
Hologic, Inc.*	100,000	6,097,000
TomoTherapy Incorporated*	100,000	2,317,500
		8,414,500
Hospital Supply and Management – 0.24%		
HMS Holdings Corp.*.	44,981	1,104,734
Hotels and Gaming – 2.05%		
Las Vegas Sands, Inc.*	70,000	9,339,400
Household – General Products – 1.87%		
Colgate-Palmolive Company	70,000	4,992,400
Procter & Gamble Company (The)	50,000	3,517,000
		8,509,400

See Notes to Schedule of Investments on page 48.

The Investments of Ivy Capital Appreciation Fund

COMMON STOCKS (Continued)	Shares	Value
Insurance – Property and Casualty – 0.88%		
Ambac Financial Group, Inc.	57,000	$ 3,585,870
Oaktree Capital Group, LLC, Class A Units (A)*	12,000	441,000
		4,026,870
Leisure Time Industry – 0.47%		
Force Protection, Inc.*	100,000	**2,167,000**
Metal Fabrication – 2.37%		
Precision Castparts Corp.	73,000	**10,802,540**
Motor Vehicles – 0.94%		
Harley-Davidson, Inc.	35,000	1,617,350
Honda Motor Co., Ltd., ADR	80,000	2,668,800
		4,286,150
Multiple Industry – 1.83%		
Altria Group, Inc.	120,000	**8,343,600**
Petroleum – Internationals – 0.82%		
Anadarko Petroleum Corporation	12,000	645,000
Apache Corporation	26,000	2,341,560
Chesapeake Energy Corporation	21,000	740,460
		3,727,020
Petroleum – Services – 1.46%		
Baker Hughes Incorporated	30,000	2,711,100
Nabors Industries Ltd.*	11,000	338,470
Schlumberger Limited	17,000	1,785,000
Transocean Inc.*	16,000	1,808,800
		6,643,370
Railroad – 1.70%		
Burlington Northern Santa Fe Corporation	40,000	3,246,800
Union Pacific Corporation	40,000	4,522,400
		7,769,200
Restaurants – 1.98%		
Panera Bread Company, Class A*	55,000	2,243,725
YUM! Brands, Inc.	200,000	6,766,000
		9,009,725
Retail – General Merchandise – 3.83%		
Costco Wholesale Corporation	105,000	6,448,050
Kohl's Corporation*	120,000	6,879,600
Target Corporation	65,000	4,132,050
		17,459,700
Retail – Specialty Stores – 0.66%		
Best Buy Co., Inc.	44,000	2,024,880
Home Depot, Inc. (The)	30,000	973,200
		2,998,080

See Notes to Schedule of Investments on page 48.

The Investments of Ivy Capital Appreciation Fund

September 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Security and Commodity Brokers – 6.59%		
CME Group Inc.	19,000	$ 11,159,650
Goldman Sachs Group, Inc. (The)	21,000	4,551,540
Merrill Lynch & Co., Inc.	75,000	5,346,000
NYMEX Holdings, Inc.	34,000	4,426,120
Prudential Financial, Inc.	28,000	2,732,240
UBS AG	34,000	1,810,500
		30,026,050
Steel – 1.21%		
Allegheny Technologies Incorporated	50,000	**5,497,500**
Timesharing and Software – 3.38%		
F5 Networks, Inc.*	125,000	4,645,625
Google Inc., Class A*	19,000	10,782,215
		15,427,840
Utilities – Telephone – 1.98%		
AT&T Inc.	48,000	2,030,880
NII Holdings, Inc.*	85,000	6,975,950
		9,006,830
TOTAL COMMON STOCKS – 83.54%		**$380,769,647**
(Cost: $341,841,862)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Capital Equipment – 0.55%		
Deere (John) Capital Corporation,		
5.07%, 10–19–07	$2,500	**2,493,662**
Electrical Equipment – 1.09%		
W.W. Grainger, Inc.,		
4.78%, 10–24–07	5,000	**4,984,731**
Finance Companies – 2.38%		
BP Capital Markets p.l.c.,		
4.76%, 10–15–07	3,000	2,994,447
Prudential Funding LLC,		
5.15%, 10–11–07	4,000	3,994,278
Toyota Motor Credit Corporation,		
4.78%, 11–16–07	3,900	3,876,180
		10,864,905

See Notes to Schedule of Investments on page 48.

The Investments of Ivy Capital Appreciation Fund

September 30, 2007 *(Unaudited)*

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Food and Related – 1.09%		
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
5.4%, 10–12–07	$3,000	$ 2,995,050
Hershey Company (The),		
5.3%, 10–15–07	2,000	1,995,878
		4,990,928
Health Care – Drugs – 0.25%		
Abbott Laboratories,		
4.99%, 10–23–07	1,131	1,127,551
Health Care – General – 1.09%		
Johnson & Johnson,		
4.72%, 11–20–07	5,000	4,967,222
Household – General Products – 0.61%		
Clorox Co.,		
5.8%, 10–22–07	1,376	1,371,344
Procter & Gamble International Funding S.C.A.		
(Procter & Gamble Company (The)),		
4.8%, 10–17–07	1,393	1,390,028
		2,761,372
Leisure Time Industry – 0.66%		
Walt Disney Company (The),		
5.2%, 10–11–07	3,000	2,995,667
Mining – 0.88%		
BHP Billiton Finance (USA) Limited		
(BHP Billiton Limited),		
5.0%, 10–1–07	4,000	4,000,000
Multiple Industry – 1.31%		
Honeywell International Inc.,		
4.76%, 11–21–07	6,000	5,959,540
Publishing – 1.38%		
Gannett Co., Inc.:		
5.8%, 10–5–07	3,000	2,998,067
5.35%, 10–25–07	3,320	3,308,159
		6,306,226

See Notes to Schedule of Investments on page 48.

The Investments of Ivy Capital Appreciation Fund

September 30, 2007 *(Unaudited)*

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Restaurants – 1.80%		
Starbucks Corporation:		
5.5%, 10–1–07	$4,722	$ 4,722,000
5.4%, 10–9–07	3,500	3,495,800
		8,217,800
Utilities – Electric – 1.61%		
Detroit Edison Co.,		
5.55%, 10–11–07	1,500	1,497,687
PacifiCorp,		
5.32%, 10–1–07	5,839	5,839,000
		7,336,687
Utilities – Gas and Pipeline – 0.44%		
Michigan Consolidated Gas Co.,		
5.275%, 10–10–07	2,000	1,997,362
TOTAL SHORT-TERM SECURITIES – 15.14%		$ 69,003,653
(Cost: $69,003,653)		
TOTAL INVESTMENT SECURITIES – 98.68%		$449,773,300
(Cost: $410,845,515)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.32%		6,023,660
NET ASSETS – 100.00%		$455,796,960

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A)Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be illiquid under guidelines established by the Board of Directors. At September 30, 2007, the total value of this security amounted to 0.10% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY CAPITAL APPRECIATION FUND

September 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $410,846) (Notes 1 and 3)	$449,773
Receivables:	
Fund shares sold.	11,153
Dividends and interest.	232
Prepaid and other assets	57
Total assets	461,215

LIABILITIES

Payable for investment securities purchased	4,731
Payable to Fund shareholders	316
Due to custodian.	245
Accrued shareholder servicing (Note 2).	51
Accrued management fee (Note 2)	24
Accrued distribution and service fees (Note 2)	14
Accrued accounting services fee (Note 2)	11
Other	26
Total liabilities	5,418
Total net assets.	$455,797

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 394
Additional paid-in capital	413,073
Accumulated undistributed income:	
Accumulated undistributed net investment income.	14
Accumulated undistributed net realized gain on	
investment transactions	3,388
Net unrealized appreciation in value of investments.	38,928
Net assets applicable to outstanding units of capital.	$455,797
Net asset value per share (net assets divided by shares outstanding):	
Class A	$11.69
Class B	$10.87
Class C	$10.91
Class E	$11.69
Class I	$11.73
Class Y	$11.71
Capital shares outstanding:	
Class A	27,614
Class B	905
Class C	5,728
Class E	47
Class I	993
Class Y	4,142
Capital shares authorized	300,000

See Notes to Financial Statements.

Statement of Operations

IVY CAPITAL APPRECIATION FUND
For the Six Months Ended September 30, 2007
(In Thousands) *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):		
Dividends (net of foreign withholding taxes of $8)	$	898
Interest and amortization.		563
Total income		1,461
Expenses (Note 2):		
Investment management fee.		706
Service fee:		
Class A		198
Class B		7
Class C		37
Shareholder servicing:		
Class A		134
Class B		13
Class C		22
Class E		1
Class I		2
Class Y		22
Distribution fee:		
Class B		21
Class C		111
Class E		—*
Class Y		33
Accounting services fee		44
Registration fees		44
Audit fees.		14
Custodian fees.		10
Legal fees		1
Other		25
Total		1,445
Less voluntary waiver of expenses (Note 2)		(1)
Total expenses		1,444
Net investment income		17

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on investments.	2,951
Unrealized appreciation in value of investments during the period	30,563
Net gain on investments	33,514
Net increase in net assets resulting from operations	$33,531

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY CAPITAL APPRECIATION FUND

(In Thousands) *(Unaudited)*

	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2007
INCREASE IN NET ASSETS		
Operations:		
Net investment income (loss)	$ 17	$ (62)
Realized net gain on investments	2,951	2,819
Unrealized appreciation.	30,563	2,554
Net increase in net assets resulting from operations.	33,531	5,311
Distributions to shareholders from (Note 1F):[(1)]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(—)
	(—)	(—)
Capital share transactions (Note 5)	338,856	32,542
Total increase	372,387	37,853
NET ASSETS		
Beginning of period.	83,410	45,557
End of period.	$455,797	$83,410
Undistributed net investment income (loss)	$ 14	$ (3)

(1)See "Financial Highlights" on pages 52 - 57.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period........	$10.09	$ 9.16	$7.99	$7.52	$5.73	$6.43
Income (loss) from investment operations:						
Net investment income (loss)	0.01[2]	0.00[2]	(0.03)[2]	(0.02)	(0.06)	(0.03)
Net realized and unrealized gain (loss) on investments........	1.59[2]	0.93[2]	1.20[2]	0.49	1.85	(0.67)
Total from investment operations...............	1.60	0.93	1.17	0.47	1.79	(0.70)
Less distributions from:						
Net investment income.....	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period............	$11.69	$10.09	$9.16	$7.99	$7.52	$5.73
Total return[3]	15.86%	10.15%	14.64%	6.25%	31.24%	–10.89%
Net assets, end of period (in millions)..............	$323	$58	$36	$11	$6	$4
Ratio of expenses to average net assets including voluntary expense waiver ...	1.18%[4]	1.35%	1.30%	1.19%	1.47%	1.50%
Ratio of net investment income (loss) to average net assets including voluntary expense waiver ...	0.14%[4]	0.05%	–0.29%	0.03%	–1.05%	–0.67%
Ratio of expenses to average net assets excluding voluntary expense waiver ...	1.18%[4][5]	1.40%	1.55%	1.84%	2.12%	2.15%
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver ...	0.14%[4][5]	0.00%*	–0.54%	–0.62%	–1.70%	–1.32%
Portfolio turnover rate	34%	95%	60%	62%	115%	145%

*Not shown due to rounding.

(1) Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2) Based on average weekly shares outstanding.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.
(4) Annualized.
(5) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period........	$ 9.43	$8.65	$ 7.62	$7.26	$5.58	$6.31
Income (loss) from investment operations:						
Net investment loss	(0.05)[2]	(0.09)[2]	(0.11)[2]	(0.01)	(0.09)	(0.11)
Net realized and unrealized gain (loss) on investments	1.49[2]	0.87[2]	1.14[2]	0.37	1.77	(0.62)
Total from investment operations..............	1.44	0.78	1.03	0.36	1.68	(0.73)
Less distributions from:						
Net investment income.....	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period............	$10.87	$9.43	$ 8.65	$7.62	$7.26	$5.58
Total return	15.27%	9.02%	13.52%	4.96%	30.11%	−11.57%
Net assets, end of period (in thousands)	$9,835	$3,654	$2,173	$1,068	$538	$247
Ratio of expenses to average net assets including voluntary expense waiver ...	2.24%[3]	2.47%	2.31%	2.03%	2.28%	2.47%
Ratio of net investment loss to average net assets including voluntary expense waiver	−0.93%[3]	−1.07%	−1.30%	−0.81%	−1.87%	−1.63%
Ratio of expenses to average net assets excluding voluntary expense waiver ...	2.24%[3][4]	2.51%	2.56%	2.68%	2.93%	3.12%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−0.93%[3][4]	−1.11%	−1.55%	−1.46%	−2.52%	−2.28%
Portfolio turnover rate	34%	95%	60%	62%	115%	145%

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period......	$ 9.45	$8.64	$ 7.60	$7.24	$5.57	$6.32
Income (loss) from investment operations:						
Net investment income (loss)	(0.03)[2]	(0.07)[2]	(0.09)[2]	0.03	(0.11)	(0.12)
Net realized and unrealized gain (loss) on investments	1.49[2]	0.88[2]	1.13[2]	0.33	1.78	(0.63)
Total from investment operations.............	1.46	0.81	1.04	0.36	1.67	(0.75)
Less distributions from:						
Net investment income...	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions..........	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period..........	$10.91	$9.45	$ 8.64	$7.60	$7.24	$5.57
Total return	15.45%	9.38%	13.68%	4.97%	29.98%	−11.87%
Net assets, end of period (in millions)............	$62	$11	$7	$2	$1	$1
Ratio of expenses to average net assets including voluntary expense waiver .	1.90%[3]	2.14%	2.07%	2.15%	2.46%	2.64%
Ratio of net investment loss to average net assets including voluntary expense waiver	−0.58%[3]	−0.75%	−1.05%	−0.96%	−2.05%	−1.81%
Ratio of expenses to average net assets excluding voluntary expense waiver .	1.90%[3][4]	2.18%	2.32%	2.80%	3.11%	3.29%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−0.58%[3][4]	−0.79%	−1.30%	−1.61%	−2.70%	−2.46%
Portfolio turnover rate	34%	95%	60%	62%	115%	145%

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$10.09
Income from investment operations:	
Net investment income	0.00[2]*
Net realized and unrealized gain on investments.	1.60[2]
Total from investment operations	1.60
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$11.69
Total return[3]	15.51%
Net assets, end of period (in millions)	$1
Ratio of expenses to average net assets	
including voluntary expense waiver	1.35%[4]
Ratio of net investment loss to average net assets	
including voluntary expense waiver	−0.02%[4]
Ratio of expenses to average net assets	
excluding voluntary expense waiver	1.81%[4]
Ratio of net investment loss to average net assets	
excluding voluntary expense waiver	−0.48%[4]
Portfolio turnover rate	34%[5]

  *Not shown due to rounding.
(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$10.11
Income from investment operations:	
Net investment income	0.03[2]
Net realized and unrealized gain on investments.	1.59[2]
Total from investment operations	1.62
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$11.73
Total return	15.68%
Net assets, end of period (in millions)	$12
Ratio of expenses to average net assets	1.08%[3]
Ratio of net investment income to average net assets	0.48%[3]
Portfolio turnover rate	34%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

| | For the six months ended 9-30-07 | For the fiscal year ended March 31, | | For the period from 9-15-04[2] to 3-31-05 |
		2007	2006	
Net asset value, beginning of period	$10.10	$ 9.16	$7.99	$7.33
Income (loss) from investment operations:				
Net investment income (loss)	0.01[3]	0.01[3]	(0.02)[3]	0.03
Net realized and unrealized gain on investments.	1.60[3]	0.93[3]	1.19[3]	0.63
Total from investment operations	1.61	0.94	1.17	0.66
Less distributions from:				
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$11.71	$10.10	$9.16	$7.99
Total return	15.83%	10.37%	14.64%	9.00%
Net assets, end of period (in thousands)	$48,513	$10,049	$798	$108
Ratio of expenses to average net assets including voluntary expense waiver	1.17%[4]	1.27%	1.20%	1.11%[4]
Ratio of net investment income (loss) to average net assets including voluntary expense waiver	0.14%[4]	0.16%	−0.23%	0.47%[4]
Ratio of expenses to average net assets excluding voluntary expense waiver	1.17%[4][5]	1.31%	1.45%	1.76%[4]
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver	0.14%[4][5]	0.12%	−0.48%	−0.18%[4]
Portfolio turnover rate	34%	95%	60%	62%[6]

(1) Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2) Commencement of operations of the class.
(3) Based on average weekly shares outstanding.
(4) Annualized.
(5) There was no waiver of expenses during the period.
(6) For the fiscal year ended March 31, 2005.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY CORE EQUITY FUND

Portfolio Highlights

On September 30, 2007, Ivy Core Equity Fund had net assets totaling $279,686,180 invested in a diversified portfolio of:

94.15%	Domestic Common Stocks
4.34%	Foreign Common Stocks
1.51%	Cash and Cash Equivalents

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2007, your Fund owned:



Technology Stocks	$30.55
Financial Services Stocks	$12.20
Energy Stocks	$ 9.96
Capital Goods Stocks	$ 8.75
Health Care Stocks	$ 6.94
Consumer Nondurables Stocks	$ 6.75
Raw Materials Stocks	$ 6.37
Retail Stocks	$ 4.80
Utilities Stocks	$ 3.65
Consumer Durables Stocks	$ 2.71
Transportation Stocks	$ 2.32
Multi Industry Stocks	$ 2.16
Cash and Cash Equivalents	$ 1.51
Consumer Services Stocks	$ 1.33

The Investments of Ivy Core Equity Fund

September 30, 2007 *(Unaudited)*

COMMON STOCKS	Shares	Value
Aircraft – 5.78%		
Boeing Company (The)	127,200	$ 13,354,728
Raytheon Company	44,200	2,820,844
		16,175,572
Apparel – 0.98%		
NIKE, Inc., Class B.	46,900	**2,751,154**
Beverages – 4.67%		
Coca-Cola Company (The)	130,600	7,505,582
PepsiCo, Inc.	75,666	5,543,291
		13,048,873
Capital Equipment – 5.96%		
Deere & Company	93,511	13,878,903
Foster Wheeler Ltd.*	21,200	2,782,182
		16,661,085
Chemicals – Petroleum and Inorganic – 3.96%		
E.I. du Pont de Nemours and Company	75,300	3,731,868
Monsanto Company.	85,600	7,339,344
		11,071,212
Chemicals – Specialty – 2.41%		
Air Products and Chemicals, Inc.	69,059	**6,751,208**
Communications Equipment – 3.89%		
Cisco Systems, Inc.*	215,400	7,135,125
Nokia Corporation, Series A, ADR.	98,800	3,747,484
		10,882,609
Computers – Main and Mini – 5.57%		
Hewlett-Packard Company.	204,300	10,172,097
Xerox Corporation*.	311,100	5,394,474
		15,566,571
Computers – Micro – 3.15%		
Apple Inc.*	40,400	6,200,794
Dell Inc.*.	94,500	2,607,727
		8,808,521
Computers – Peripherals – 2.83%		
Adobe Systems Incorporated*.	181,100	**7,908,637**

See Notes to Schedule of Investments on page 62.

The Investments of Ivy Core Equity Fund

September 30, 2007　　　　　　　　　　　　　　　　　　　*(Unaudited)*

COMMON STOCKS (Continued)	**Shares**	**Value**
Defense – 4.25%		
General Dynamics Corporation	140,900	$ 11,901,823
Electronic Components – 4.09%		
Intel Corporation.	212,000	5,483,380
SanDisk Corporation*	108,200	5,967,230
		11,450,610
Electronic Instruments – 0.99%		
Thermo Fisher Scientific Inc.*	47,900	2,764,788
Finance Companies – 3.42%		
Fannie Mae.	157,100	9,553,251
Food and Related – 1.10%		
Wm. Wrigley Jr. Company	47,800	3,070,194
Health Care – Drugs – 6.94%		
Abbott Laboratories	184,100	9,871,442
Merck & Co., Inc.	104,000	5,375,760
Schering-Plough Corporation	131,400	4,156,182
		19,403,384
Hotels and Gaming – 1.33%		
Las Vegas Sands, Inc.*	27,800	3,709,076
Insurance Property and Casualty – 1.52%		
Ambac Financial Group, Inc.	67,600	4,252,716
Metal Fabrication – 0.76%		
Loews Corporation, Carolina Group	26,000	2,137,980
Motor Vehicles – 2.71%		
Ford Motor Company*	893,400	7,584,966
Multiple Industry – 2.16%		
Altria Group, Inc.	86,800	6,035,204

See Notes to Schedule of Investments on page 62.

The Investments of Ivy Core Equity Fund

September 30, 2007   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Non-Residential Construction – 2.03%		
Fluor Corporation	39,500	**$ 5,687,210**
Petroleum – International – 3.24%		
Exxon Mobil Corporation	97,779	**9,050,424**
Petroleum – Services – 6.72%		
Schlumberger Limited	60,076	6,307,980
Smith International, Inc.	44,000	3,141,600
Transocean Inc.*.	33,200	3,753,260
Weatherford International Ltd.*	83,400	5,602,812
		18,805,652
Railroad – 2.32%		
Union Pacific Corporation	57,500	**6,500,950**
Restaurants – 2.03%		
McDonald's Corporation.	58,400	3,181,048
YUM! Brands, Inc.	74,200	2,510,186
		5,691,234
Retail – General Merchandise – 1.00%		
Target Corporation	43,900	**2,790,723**
Retail – Specialty Stores – 1.77%		
Tiffany & Co.	94,500	**4,947,075**
Security and Commodity Brokers – 7.26%		
Charles Schwab Corporation (The)	387,400	8,375,588
J.P. Morgan Chase & Co.	96,900	4,439,958
Prudential Financial, Inc.	76,800	7,494,144
		20,309,690
Utilities – Electric – 2.36%		
Mirant Corporation*	162,200	**6,598,296**
Utilities – Telephone – 1.29%		
Verizon Communications Inc.	81,300	**3,599,964**
TOTAL COMMON STOCKS – 98.49%		**$275,470,652**
(Cost: $207,925,450)		

See Notes to Schedule of Investments on page 62.

The Investments of Ivy Core Equity Fund

September 30, 2007   *(Unaudited)*

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Household – General Products – 0.36%		
Fortune Brands Inc.,		
5.55%, 10–1–07	$1,016	$ 1,016,000
Publishing – 0.89%		
Gannett Co., Inc.,		
5.45%, 10–16–07	2,500	2,494,323
Utilities – Electric – 0.54%		
Detroit Edison Co.,		
5.55%, 10–11–07	1,500	1,497,688
TOTAL SHORT-TERM SECURITIES – 1.79%		$ 5,008,011
(Cost: $5,008,011)		
TOTAL INVESTMENT SECURITIES – 100.28%		$280,478,663
(Cost: $212,933,461)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.28%)		(792,483)
NET ASSETS – 100.00%		$279,686,180

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY CORE EQUITY FUND
September 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $212,933) (Notes 1 and 3)	$280,479
Receivables:	
Investment securities sold.	1,227
Dividends and interest.	374
Fund shares sold.	115
Prepaid and other assets	37
Total assets	282,232

LIABILITIES

Payable for investment securities purchased	1,649
Payable to Fund shareholders	666
Accrued shareholder servicing (Note 2).	80
Due to custodian.	20
Accrued management fee (Note 2)	16
Accrued distribution fee (Note 2)	11
Accrued accounting services fee (Note 2)	8
Accrued service fee (Note 2)	5
Other.	91
Total liabilities.	2,546
Total net assets.	$279,686

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 25
Additional paid-in capital	196,317
Accumulated undistributed income:	
Accumulated undistributed net investment income.	339
Accumulated undistributed net realized gain on	
investment transactions	15,457
Net unrealized appreciation in value of investments.	67,548
Net assets applicable to outstanding units of capital.	$279,686
Net asset value per share (net assets divided by shares outstanding):	
Class A	$11.44
Class B	$10.61
Class C	$10.73
Class E	$11.46
Class I	$12.13
Class Y	$11.98
Capital shares outstanding:	
Class A	8,588
Class B	1,066
Class C	15,589
Class E	42
Class I	21
Class Y	182
Capital shares authorized	400,000

See Notes to Financial Statements.

Statement of Operations

IVY CORE EQUITY FUND
For the Six Months Ended September 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $34)	$ 2,774
Interest and amortization	143
Total income	2,917
Expenses (Note 2):	
Investment management fee	941
Distribution fee:	
Class B	41
Class C	617
Class E	—*
Class Y	2
Shareholder servicing:	
Class A	129
Class B	24
Class C	240
Class E	1
Class I	—*
Class Y	2
Service fee:	
Class A	113
Class B	14
Class C	206
Accounting services fee	49
Audit fees	20
Custodian fees	7
Legal fees	2
Other	101
Total expenses	2,509
Net investment income	408

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	5,678
Realized net loss on foreign currency transactions	(2)
Realized net gain on investments	5,676
Unrealized appreciation in value of investments during the period	28,482
Net gain on investments	34,158
Net increase in net assets resulting from operations	$34,566

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY CORE EQUITY FUND

(In Thousands) *(Unaudited)*

	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2007
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income (loss)	$ 408	$ (823)
Realized net gain on investments	5,676	35,684
Unrealized appreciation (depreciation)	28,482	(15,215)
Net increase in net assets resulting from operations.	34,566	19,646
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B.	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(7,910)
Class B	(—)	(1,144)
Class C	(—)	(17,672)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(147)
	(—)	(26,873)
Capital share transactions (Note 5)	(10,433)	2,844
Total increase (decrease)	24,133	(4,383)
NET ASSETS		
Beginning of period.	255,553	259,936
End of period.	$279,686	$255,553
Undistributed net investment income (loss)	$ 339	$ (67)

(1)See "Financial Highlights" on pages 66 - 71.

See Notes to Financial Statements.

Financial Highlights

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$10.03	$10.24	$ 9.03	$8.08	$6.63	$8.89
Income (loss) from investment operations:						
Net investment income (loss)	0.03	(0.00)	(0.00)	0.02	0.01	(0.08)
Net realized and unrealized gain (loss) on investments	1.38	0.88	1.21	0.93	1.44	(2.18)
Total from investment operations	1.41	0.88	1.21	0.95	1.45	(2.26)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(1.09)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(1.09)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$11.44	$10.03	$10.24	$9.03	$8.08	$6.63
Total return[1]	14.06%	8.54%	13.40%	11.76%	21.87%	−25.42%
Net assets, end of period (in millions)	$98	$83	$74	$65	$75	$13
Ratio of expenses to average net assets	1.37%[2]	1.37%	1.42%	1.50%	1.46%	1.31%
Ratio of net investment income (loss) to average net assets	0.78%[2]	0.21%	−0.03%	0.07%	0.24%	0.28%
Portfolio turnover rate	44%	114%	79%	42%	59%	39%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$ 9.34	$9.70	$8.63	$7.78	$6.45	$8.74
Income (loss) from investment operations:						
Net investment loss.	(0.01)	(0.07)	(0.10)	(0.07)	(0.05)	(0.06)
Net realized and unrealized gain (loss) on investments	1.28	0.80	1.17	0.92	1.38	(2.23)
Total from investment operations	1.27	0.73	1.07	0.85	1.33	(2.29)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(1.09)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(1.09)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$10.61	$9.34	$9.70	$8.63	$7.78	$6.45
Total return	13.60%	7.45%	12.40%	10.93%	20.62%	–26.20%
Net assets, end of period (in millions)	$11	$11	$11	$12	$12	$5
Ratio of expenses to average net assets	2.27%[1]	2.29%	2.32%	2.36%	2.42%	2.36%
Ratio of net investment loss to average net assets	–0.11%[1]	–0.71%	–0.94%	–0.77%	–0.66%	–0.76%
Portfolio turnover rate	44%	114%	79%	42%	59%	39%

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$ 9.44	$9.77	$8.68	$7.82	$6.48	$8.76
Income (loss) from investment operations:						
Net investment loss.	(0.01)	(0.06)	(0.09)	(0.06)	(0.04)	(0.04)
Net realized and unrealized gain (loss) on investments	1.30	0.82	1.18	0.92	1.38	(2.24)
Total from investment operations	1.29	0.76	1.09	0.86	1.34	(2.28)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(1.09)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(1.09)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.	$10.73	$9.44	$9.77	$8.68	$7.82	$6.48
Total return	13.67%	7.71%	12.56%	11.00%	20.68%	−26.03%
Net assets, end of period (in millions)	$168	$159	$173	$183	$200	$200
Ratio of expenses to average net assets	2.12%[1]	2.13%	2.17%	2.22%	2.27%	2.18%
Ratio of net investment income (loss) to average net assets	0.06%[1]	−0.55%	−0.79%	−0.63%	−0.45%	−0.58%
Portfolio turnover rate.	44%	114%	79%	42%	59%	39%

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$10.03
Income from investment operations:	
Net investment income	0.03[2]
Net realized and unrealized gain on investments	1.40[2]
Total from investment operations	1.43
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$11.46
Total return[3]	14.03%
Net assets, end of period (in thousands)	$486
Ratio of expenses to average net assets	1.58%[4]
Ratio of net investment income to average net assets	0.17%[4]
Portfolio turnover rate	44%[5]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$10.49
Income from investment operations:	
Net investment income	0.11[2]
Net realized and unrealized gain on investments.	1.53[2]
Total from investment operations	1.64
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$12.13
Total return	15.30%
Net assets, end of period (in thousands)	$255
Ratio of expenses to average net assets	1.03%[3]
Ratio of net investment income to average net assets	1.14%[3]
Portfolio turnover rate	44%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$10.49	$10.65	$ 9.38	$8.37	$6.86	$9.19
Income (loss) from investment operations:						
Net investment income	0.07[1]	0.04[1]	0.09	0.25	0.05	0.04
Net realized and unrealized gain (loss) on investments	1.42[1]	0.89[1]	1.18	0.76	1.46	(2.37)
Total from investment operations	1.49	0.93	1.27	1.01	1.51	(2.33)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(1.09)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(1.09)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$11.98	$10.49	$10.65	$9.38	$8.37	$6.86
Total return	14.20%	8.69%	13.54%	12.07%	22.01%	–25.35%
Net assets, end of period (in millions)	$2	$3	$2	$2	$2	$2
Ratio of expenses to average net assets	1.23%[2]	1.21%	1.22%	1.24%	1.26%	1.20%
Ratio of net investment income to average net assets	1.27%[2]	0.35%	0.16%	0.34%	0.61%	0.40%
Portfolio turnover rate	44%	114%	79%	42%	59%	39%

(1)Based on average weekly shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY ENERGY FUND

Portfolio Highlights

On September 30, 2007, Ivy Energy Fund had net assets totaling $21,528,208 invested in a diversified portfolio of:

71.15%	Domestic Common Stocks
18.51%	Foreign Common Stocks
10.34%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on September 30, 2007, your Fund was invested by industry and geographic regions, respectively, as follows:

Sector Weightings



Energy Stocks	$62.81
Capital Goods Stocks	$12.92
Cash and Cash Equivalents	$10.34
Utilities Stocks	$ 8.06
Miscellaneous Stocks	$ 3.15
Business Equipment and Services Stocks	$ 2.72

Country Weightings



North America	**$75.97**
United States	$71.15
Canada	$ 4.82
Cash and Cash Equivalents	**$10.34**
Bahamas/Caribbean	**$ 7.60**
Bermuda	$ 4.58
Cayman Islands	$ 3.02
Europe[1]	**$ 3.75**
Pacific Basin[2]	**$ 1.80**
South America[3]	**$ 0.54**

(1)Includes $1.36 France, $0.71 Norway and $1.68 United Kingdom.

(2)Includes $0.60 China and $1.20 Hong Kong.

(3)Includes $0.54 Brazil.

The Investments of Ivy Energy Fund

September 30, 2007   (Unaudited)

COMMON STOCKS	Shares	Value
Business Equipment and Services – 2.72%		
Bucyrus International, Inc., Class A....................	3,300	$ 240,619
Jacobs Engineering Group Inc.*	4,550	343,889
		584,508
Capital Equipment – 6.68%		
Cameron International Corporation*	6,825	629,879
Shaw Group Inc. (The)*	4,125	239,662
SunPower Corporation, Class A*.....................	4,075	337,145
Suntech Power Holdings Co., Ltd., ADR*	5,800	231,420
		1,438,106
Coal – 1.90%		
Foundation Coal Holdings, Inc.	3,425	134,260
Peabody Energy Corporation........................	5,750	275,252
		409,512
Electrical Equipment – 3.14%		
First Solar, Inc.*	5,750	**676,372**
Electronic Instruments – 0.37%		
Energy Conversion Devices, Inc.*	3,500	**79,485**
Mining – 1.66%		
Arch Coal, Inc.	5,525	186,413
Cameco Corporation	3,700	171,088
		357,501
Multiple Industry – 1.12%		
Continental Resources, Inc.*	13,300	**241,262**
Non-Residential Construction – 3.10%		
Fluor Corporation	3,200	460,736
Technip SA, ADR	2,325	206,693
		667,429
Petroleum – Canada – 1.09%		
Suncor Energy Inc.	2,475	**234,655**
Petroleum – Domestic – 4.29%		
ENSCO International Incorporated	4,625	259,462
Sunoco, Inc.	2,800	198,184
Valero Energy Corporation.........................	3,575	240,169
XTO Energy Inc.	3,650	225,716
		923,531

See Notes to Schedule of Investments on page 75.

The Investments of Ivy Energy Fund

September 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Petroleum – International – 28.47%		
Anadarko Petroleum Corporation	6,125	$ 329,219
Apache Corporation	6,100	549,366
BP p.l.c., ADR	5,225	362,354
CNOOC Limited, ADR	1,550	257,967
ConocoPhillips	4,500	394,965
Devon Energy Corporation.	5,425	451,360
EOG Resources, Inc.	4,700	339,951
Exxon Mobil Corporation	7,000	647,920
Hess Corporation	2,975	197,927
Marathon Oil Corporation.	5,850	333,567
Newfield Exploration Company*	9,200	443,072
Noble Energy, Inc.	6,575	460,513
Occidental Petroleum Corporation.	6,025	386,082
PetroChina Company Limited, ADR	700	129,577
Petroleo Brasileiro S.A. – Petrobras, ADR	1,550	117,025
Statoil ASA, ADR	4,500	152,640
TOTAL S.A., ADR	1,050	85,082
Talisman Energy Inc.	15,800	311,260
Ultra Petroleum Corp.*	2,900	179,916
		6,129,763
Petroleum – Services – 27.06%		
BJ Services Company	8,850	234,967
Baker Hughes Incorporated	6,650	600,960
Complete Production Services, Inc.*	13,850	283,648
FMC Technologies, Inc.*	2,650	152,799
Grant Prideco, Inc.*	7,450	406,174
Halliburton Company	7,800	299,520
Hercules Offshore, Inc.*	5,176	135,094
Nabors Industries Ltd.*.	14,550	447,704
National Oilwell Varco, Inc.*	6,800	982,600
Schlumberger Limited	7,775	816,375
Smith International, Inc.	7,150	510,510
Transocean Inc.*.	3,700	418,285
Weatherford International Ltd.*	8,000	537,440
		5,826,076
Utilities – Electric – 5.50%		
Entergy Corporation.	3,825	414,209
Exelon Corporation	4,875	367,380
Mirant Corporation*	4,100	166,788
NRG Energy, Inc.*	5,550	234,709
		1,183,086

See Notes to Schedule of Investments on page 75.

The Investments of Ivy Energy Fund

September 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Utilities – Gas and Pipeline – 2.56%		
Enbridge Inc.	8,750	$ 320,863
Southwestern Energy Company*	5,500	230,175
		551,038
TOTAL COMMON STOCKS – 89.66%		**$19,302,324**
(Cost: $15,933,386)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Finance Companies – 3.71%		
Prudential Funding LLC, 5.15%, 10–11–07	$800	**798,856**
Household – General Products – 3.71%		
Fortune Brands Inc., 5.55%, 10–1–07	800	**800,000**
Mining – 3.58%		
BHP Billiton Finance (USA) Limited (BHP Billiton Limited), 5.0%, 10–1–07	770	**770,000**
TOTAL SHORT-TERM SECURITIES – 11.00%		**$ 2,368,856**
(Cost: $2,368,856)		
TOTAL INVESTMENT SECURITIES – 100.66%		**$21,671,180**
(Cost: $18,302,242)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.66%)		**(142,972)**
NET ASSETS – 100.00%		**$21,528,208**

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY ENERGY FUND
September 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $18,302) (Notes 1 and 3)	$21,671
Cash	—*
Receivables:	
Fund shares sold	146
Dividends and interest	10
Prepaid and other assets	31
Total assets	21,858

LIABILITIES

Payable for investment securities purchased	303
Accrued shareholder servicing (Note 2)	5
Payable to Fund shareholders	3
Accrued accounting services fee (Note 2)	1
Accrued distribution and service fees (Note 2)	1
Other	17
Total liabilities	330
Total net assets	$21,528

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 16
Additional paid-in capital	18,054
Accumulated undistributed income:	
Accumulated undistributed net investment loss	(7)
Accumulated undistributed net realized gain on investment transactions	96
Net unrealized appreciation in value of investments	3,369
Net assets applicable to outstanding units of capital	$21,528

Net asset value per share (net assets divided by shares outstanding):	
Class A	$13.09
Class B	$12.97
Class C	$12.98
Class E	$13.11
Class I	$13.15
Class Y	$13.14
Capital shares outstanding:	
Class A	1,267
Class B	111
Class C	167
Class E	10
Class I	9
Class Y	83
Capital shares authorized	250,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY ENERGY FUND
For the Six Months Ended September 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT LOSS

Income (Note 1B):

Dividends (net of foreign withholding taxes of $2)	$ 57
Interest and amortization.	54
Total income	111

Expenses (Note 2):

Investment management fee.	60
Registration fees	35
Shareholder servicing:	
Class A	19
Class B	2
Class C	2
Class E	—*
Class I	—*
Class Y	1
Service fee:	
Class A	13
Class B	1
Class C	2
Audit fees.	11
Distribution fee:	
Class B	4
Class C	6
Class E	—*
Class Y	1
Prospectus printing	8
Accounting services fee	6
Custodian fees.	3
Legal fees	—*
Other	4
Total	178
Less voluntary waiver of investment management fee (Note 2)	(60)
Total expenses.	118
Net investment loss	(7)

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on investments.	96
Unrealized appreciation in value of investments during the period	3,043
Net gain on investments	3,139
Net increase in net assets resulting from operations	$3,132

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY ENERGY FUND

(In Thousands) *(Unaudited)*

	For the six months ended September 30, 2007	For the period from 4-3-06[1] to 3-31-07
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (7)	$ (71)
Realized net gain on investments	96	15
Unrealized appreciation.	3,043	326
Net increase in net assets resulting from operations.	3,132	270
Distributions to shareholders from (Note 1F):[2]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(—)
	(—)	(—)
Capital share transactions (Note 5)	10,806	7,320
Total increase	13,938	7,590
NET ASSETS		
Beginning of period.	7,590	—
End of period.	$21,528	$7,590
Undistributed net investment income	$ (7)	$ —

(1)Commencement of operations.
(2)See "Financial Highlights" on pages 79 - 84.

See Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the period from 4-3-06[1] to 3-31-07
Net asset value, beginning of period	$10.35	$10.00
Income (loss) from investment operations:		
Net investment income (loss)	0.00	(0.09)
Net realized and unrealized gain on investments	2.74	0.44
Total from investment operations	2.74	0.35
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)
Net asset value, end of period	$13.09	$10.35
Total return[2]	26.47%	3.50%
Net assets, end of period (in millions)	$17	$5
Ratio of expenses to average net assets including voluntary expense waiver	1.56%[3]	2.74%[3]
Ratio of net investment income (loss) to average net assets including voluntary expense waiver	0.01%[3]	−1.30%[3]
Ratio of expenses to average net assets excluding voluntary expense waiver	2.41%[3]	3.58%[3]
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−0.84%[3]	−2.14%[3]
Portfolio turnover rate	10%	11%

(1) Commencement of operations of the class.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the period from 4-3-06[1] to 3-31-07
Net asset value, beginning of period	$10.29	$10.00
Income (loss) from investment operations:		
Net investment loss.	(0.06)	(0.13)
Net realized and unrealized gain on investments.	2.74	0.42
Total from investment operations	2.68	0.29
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)
Net asset value, end of period	$12.97	$10.29
Total return	26.05%	2.90%
Net assets, end of period (in millions)	$1	$1
Ratio of expenses to average net assets including voluntary expense waiver	2.27%[2]	3.13%[2]
Ratio of net investment loss to average net assets including voluntary expense waiver	–0.73%[2]	–1.64%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	3.12%[2]	3.97%[2]
Ratio of net investment loss to average net assets excluding voluntary expense waiver	–1.58%[2]	–2.48%[2]
Portfolio turnover rate	10%	11%

(1) Commencement of operations of the class.
(2) Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the period from 4-3-06[1] to 3-31-07
Net asset value, beginning of period	$10.30	$10.00
Income (loss) from investment operations:		
Net investment loss.	(0.05)	(0.14)
Net realized and unrealized gain on investments.	2.73	0.44
Total from investment operations	2.68	0.30
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)
Net asset value, end of period	$12.98	$10.30
Total return	26.12%	3.00%
Net assets, end of period (in millions)	$2	$1
Ratio of expenses to average net assets including voluntary expense waiver	2.16%[2]	3.17%[2]
Ratio of net investment loss to average net assets including voluntary expense waiver	−0.61%[2]	−1.72%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver.	3.01%[2]	4.01%[2]
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−1.46%[2]	−2.56%[2]
Portfolio turnover rate.	10%	11%

(1)Commencement of operations of the class.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$10.35
Income from investment operations:	
Net investment income	0.11[2]
Net realized and unrealized gain on investments.	2.65[2]
Total from investment operations	2.76
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$13.11
Total return[3]	25.10%
Net assets, end of period (in thousands)	$125
Ratio of expenses to average net assets	
including voluntary expense waiver	1.22%[4]
Ratio of net investment income to average net assets	
including voluntary expense waiver	0.32%[4]
Ratio of expenses to average net assets	
excluding voluntary expense waiver	2.07%[4]
Ratio of net investment loss to average net	
assets excluding voluntary expense waiver	−0.53%[4]
Portfolio turnover rate	10%[5]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$10.38
Income from investment operations:	
Net investment income	0.12[2]
Net realized and unrealized gain on investments.	2.65[2]
Total from investment operations	2.77
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$13.15
Total return	25.12%
Net assets, end of period (in thousands)	$125
Ratio of expenses to average net assets including	
voluntary expense waiver	1.11%[3]
Ratio of net investment income to average net assets	
including voluntary expense waiver	0.43%[3]
Ratio of expenses to average net assets excluding	
voluntary expense waiver	1.96%[3]
Ratio of net investment loss to average net assets	
excluding voluntary expense waiver	–0.42%[3]
Portfolio turnover rate.	10%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the period from 4-3-06[1] to 3-31-07
Net asset value, beginning of period	$10.38	$10.00
Income (loss) from investment operations:		
Net investment income (loss)	0.03	(0.08)
Net realized and unrealized gain		
on investments.	2.73	0.46
Total from investment operations	2.76	0.38
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)
Net asset value, end of period	$13.14	$10.38
Total return	26.59%	3.80%
Net assets, end of period (in millions)	$1	$1
Ratio of expenses to average net assets		
including voluntary expense waiver	1.40%[2]	2.32%[2]
Ratio of net investment income (loss) to average net		
assets including voluntary expense waiver	0.17%[2]	−0.82%[2]
Ratio of expenses to average net assets		
excluding voluntary expense waiver	2.25%[2]	3.16%[2]
Ratio of net investment loss to average net		
assets excluding voluntary expense waiver	−0.68%[2]	−1.66%[2]
Portfolio turnover rate.	10%	11%

(1)Commencement of operations of the class.
(2)Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY HIGH INCOME FUND

Portfolio Highlights

On September 30, 2007, Ivy High Income Fund had net assets totaling $133,952,686 invested in a diversified portfolio of:

91.21%	Domestic Corporate Debt Securities
6.16%	Cash and Cash Equivalents
2.37%	Foreign Corporate Debt Securities
0.26%	Common Stocks

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2007, your Fund owned:



Financial Services Bonds	$18.55
Business Equipment and Services Bonds.	$11.93
Capital Goods Bonds	$ 9.17
Raw Materials Bonds	$ 8.98
Health Care Bonds	$ 8.21
Cash and Cash Equivalents	$ 6.16
Consumer Services Bonds	$ 5.86
Consumer Nondurables Bonds.	$ 5.41
Multiple Industry Bonds.	$ 5.31
Miscellaneous Bonds	$ 4.55
Retail Bonds	$ 4.40
Shelter Bonds	$ 3.92
Utilities Bonds	$ 3.72
Technology Bonds.	$ 3.57
Common Stocks	$ 0.26

Quality Weightings

On September 30, 2007, the breakdown of bonds (by ratings) held by the Fund was as follows:



■	A	0.20%
■	BB	8.19%
■	B	54.53%
■	CCC............................	27.03%
■	Below CCC	2.19%
■	Non-rated	1.44%
□	Cash and Cash Equivalents and Equities	6.42%

Ratings reflected in the wheel are taken from Standard & Poor's.

The Investments of Ivy High Income Fund

September 30, 2007   *(Unaudited)*

COMMON STOCKS	Shares	Value
Chemicals – Petroleum and Inorganic – 0.12%		
UAP Holding Corp.	5,200	$ 163,150
Hotels and Gaming – 0.14%		
Pinnacle Entertainment, Inc.*	7,000	190,610
TOTAL COMMON STOCKS – 0.26%		$ 353,760
(Cost: $326,099)		

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Aircraft – 0.19%		
Esterline Technologies Corporation,		
7.75%, 6–15–13	$ 250	253,750
Apparel – 1.15%		
Oxford Industries, Inc.,		
8.875%, 6–1–11	225	227,250
Perry Ellis International, Inc.,		
8.875%, 9–15–13	1,335	1,311,637
		1,538,887
Beverages – 0.19%		
Constellation Brands, Inc.,		
8.125%, 1–15–12	250	254,375
Broadcasting – 0.82%		
CCH II, LLC and CCH II Capital Corp.,		
10.25%, 9–15–10	1,070	1,094,075
Business Equipment and Services – 11.93%		
Allied Waste North America, Inc.,		
7.125%, 5–15–16	750	766,875
Education Management LLC and Education		
Management Finance Corp.,		
10.25%, 6–1–16	2,250	2,328,750
First Data Corporation,		
7.997%, 9–24–14 (A)	2,000	1,925,840
Iron Mountain Incorporated,		
8.625%, 4–1–13	1,000	1,012,500

See Notes to Schedule of Investments on page 94.

The Investments of Ivy High Income Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Business Equipment and Services (Continued)		
Nielsen Finance LLC and Nielsen Finance Co.,		
0.0%, 8–1–16 (B)	$1,500	$ 1,050,000
R.H. Donnelley Corporation,		
6.875%, 1–15–13	1,000	945,000
SunGard Data Systems Inc.:		
9.125%, 8–15–13	2,375	2,470,000
10.25%, 8–15–15	750	783,750
UCAR Finance Inc.,		
10.25%, 2–15–12	129	134,483
VNU, Inc.,		
7.36%, 8–9–13 (A)	1,000	970,000
West Corporation:		
9.5%, 10–15–14	175	180,688
11.0%, 10–15–16	3,250	3,412,500
		15,980,386
Capital Equipment – 4.67%		
Jostens IH Corp.,		
7.625%, 10–1–12	500	508,750
Simmons Bedding Company,		
7.875%, 1–15–14	1,000	960,000
Simmons Company,		
0.0%, 12–15–14 (B)	6,005	4,788,988
		6,257,738
Chemicals – Petroleum and Inorganic – 1.55%		
Lyondell Chemical Company,		
8.0%, 9–15–14	500	550,000
Nalco Company,		
7.75%, 11–15–11	1,500	1,530,000
		2,080,000
Chemicals – Specialty – 7.43%		
Compass Minerals International, Inc.:		
0.0%, 12–15–12 (B)	250	260,000
0.0%, 6–1–13 (B)	1,000	1,007,500
Huntsman International LLC,		
7.375%, 1–1–15	950	992,750
Momentive Performance Materials Inc.:		
9.75%, 12–1–14 (C)	1,750	1,732,500
11.5%, 12–1–16 (C)	3,500	3,465,000
Mosaic Company (The):		
7.375%, 12–1–14 (C)	195	204,750
7.625%, 12–1–16 (C)	2,150	2,292,437
		9,954,937

See Notes to Schedule of Investments on page 94.

The Investments of Ivy High Income Fund

(Unaudited)

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Communications Equipment – 0.75%		
Intelsat (Bermuda), Ltd.,		
8.886%, 1–15–15 (A)	$1,000	$ 1,010,000
Computers – Peripherals – 1.74%		
ASG Consolidated LLC and ASG Finance, Inc.,		
0.0%, 11–1–11 (B)	2,500	2,325,000
Construction Materials – 4.09%		
Interface, Inc.,		
9.5%, 2–1–14	2,045	2,137,025
Norcraft Holdings, L.P. and Norcraft Capital Corp.,		
9.0%, 11–1–11	500	502,500
Ply Gem Industries, Inc.,		
9.0%, 2–15–12	3,500	2,835,000
		5,474,525
Electronic Components – 0.89%		
NXP B.V. and NXP Funding LLC,		
7.875%, 10–15–14	225	216,563
Seagate Technology HDD Holdings,		
6.8%, 10–1–16	1,000	977,500
		1,194,063
Finance Companies – 17.68%		
Ford Motor Credit Company:		
9.75%, 9–15–10	1,000	1,019,928
8.0%, 12–15–16	1,500	1,403,257
Goodman Global Holdings, Inc.:		
8.36%, 6–15–12 (A)	361	357,390
7.875%, 12–15–12	3,000	2,947,500
INEOS GROUP HOLDINGS Plc,		
8.5%, 2–15–16	1,000	957,500
Norcraft Companies, L.P. and Norcraft Finance Corp.,		
0.0%, 9–1–12 (B)	200	179,000
PIH Acquisition Co.,		
10.75%, 10–1–13 (C)	675	641,250
Sally Holdings LLC and Sally Capital Inc.:		
9.25%, 11–15–14	1,000	1,010,000
10.5%, 11–15–16	5,500	5,500,000
Visant Holding Corp.,		
8.75%, 12–1–13	5,225	5,342,563
WMG Holdings Corp.,		
0.0%, 12–15–14 (B)	1,500	1,050,000
Xerox Capital Trust I,		
8.0%, 2–1–27	3,250	3,279,120
		23,687,508

See Notes to Schedule of Investments on page 94.

The Investments of Ivy High Income Fund

September 30, 2007

(Unaudited)

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Food and Related – 1.59%		
Pierre Merger Corp.,		
9.875%, 7–15–12	$ 850	$ 782,000
Reddy Ice Holdings, Inc.,		
0.0%, 11–1–12 (B)	1,435	1,348,900
		2,130,900
Forest and Paper Products – 3.92%		
Buckeye Technologies Inc.:		
8.0%, 10–15–10	3,760	3,835,200
8.5%, 10–1–13	1,400	1,414,000
		5,249,200
Health Care – Drugs – 1.95%		
Mylan Laboratories Inc.,		
6.375%, 8–15–15	500	536,875
Warner Chilcott Corporation,		
8.75%, 2–1–15	2,000	2,070,000
		2,606,875
Health Care – General – 1.12%		
Biomet, Inc.,		
10.0%, 10–15–17 (C)	1,500	**1,500,000**
Hospital Supply and Management – 5.14%		
CHS/Community Health Systems, Inc.,		
8.875%, 7–15–15 (C)	2,750	2,825,625
HCA Inc.:		
6.95%, 5–1–12	1,000	932,500
9.625%, 11–15–16 (C)	500	533,750
HealthSouth Corporation,		
10.75%, 6–15–16	250	263,125
Rural/Metro Corporation,		
0.0%, 3–15–16 (B)	320	251,200
Rural/Metro Operating Company, LLC and		
Rural/Metro (Delaware) Inc.,		
9.875%, 3–15–15	300	285,000
US Oncology, Inc.:		
9.0%, 8–15–12	1,500	1,511,250
10.75%, 8–15–14	275	283,937
		6,886,387
Hotels and Gaming – 3.58%		
Inn of the Mountain Gods Resort and Casino,		
12.0%, 11–15–10	1,500	1,582,500
MGM MIRAGE:		
8.5%, 9–15–10	500	522,500
8.375%, 2–1–11	500	521,250
Pinnacle Entertainment, Inc.,		
8.25%, 3–15–12	2,145	2,171,813
		4,798,063

See Notes to Schedule of Investments on page 94.

The Investments of Ivy High Income Fund

(Unaudited)

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Household – General Products – 2.48%		
Central Garden & Pet Company,		
9.125%, 2–1–13	$3,000	$ 2,812,500
Sealy Mattress Company,		
8.25%, 6–15–14	500	503,750
		3,316,250
Metal Fabrication – 0.41%		
Aurora Acquisition Merger Sub, Inc.:		
9.0%, 12–15–14	350	323,750
10.0%, 12–15–16	250	221,250
		545,000
Motion Pictures – 1.19%		
AMC Entertainment Inc.,		
11.0%, 2–1–16	1,500	**1,597,500**
Motor Vehicles – 1.77%		
Group 1 Automotive, Inc.,		
8.25%, 8–15–13	1,625	1,625,000
Sonic Automotive, Inc.,		
8.625%, 8–15–13	750	740,625
		2,365,625
Multiple Industry – 5.31%		
CPG International I Inc.,		
10.5%, 7–1–13	500	500,000
Fontainebleau Las Vegas Holdings and		
Fontainebleau Capital Corp.,		
10.25%, 6–15–15 (C)	605	567,187
Freescale Semiconductor, Inc.:		
8.875%, 12–15–14	1,000	965,000
10.125%, 12–15–16	1,250	1,162,500
Shingle Springs Tribal Gaming Authority,		
9.375%, 6–15–15 (C)	450	454,500
UCI Holdco, Inc.,		
12.69438%, 12–15–13 (A)(C)(D)	1,094	1,030,561
Umbrella Acquisition, Inc.,		
9.75%, 3–15–15 (C)	2,500	2,437,500
		7,117,248
Petroleum – Domestic – 0.79%		
Petrohawk Energy Corporation,		
9.125%, 7–15–13	1,000	**1,055,000**

See Notes to Schedule of Investments on page 94.

The Investments of Ivy High Income Fund

September 30, 2007   *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Petroleum – Services – 1.43%		
R&B Falcon Corporation,		
9.5%, 12–15–08	$ 250	$ 262,440
TXU Energy Company LLC,		
7.0%, 3–15–13	1,500	1,646,610
		1,909,050
Publishing – 0.27%		
Dex Media West LLC and Dex Media West Finance Co.,		
8.5%, 8–15–10	350	**359,625**
Railroad – 0.28%		
Kansas City Southern Railway Company (The),		
7.5%, 6–15–09	375	**379,219**
Restaurants – 2.04%		
NPC International, Inc.,		
9.5%, 5–1–14	3,000	**2,730,000**
Retail – Food Stores – 0.96%		
Couche-Tard U.S. L.P. and Couche-Tard Financing Corp.,		
7.5%, 12–15–13	200	203,500
Pantry, Inc. (The),		
7.75%, 2–15–14	600	579,000
Stater Bros. Holdings Inc.,		
8.125%, 6–15–12	500	509,375
		1,291,875
Retail – General Merchandise – 1.40%		
Dollar General Corporation,		
10.625%, 7–15–15 (C)	2,000	**1,880,000**
Security and Commodity Brokers – 0.87%		
Global Cash Access, L.L.C. and Global Cash Access Finance Corporation,		
8.75%, 3–15–12	1,122	**1,161,270**
Trucking and Shipping – 0.28%		
Quality Distribution, LLC and QD Capital Corporation,		
9.0%, 11–15–10	400	**381,000**
Utilities – Electric – 2.20%		
Calpine Corporation,		
7.44813%, 3–29–09 (A)	2,995	**2,942,575**

See Notes to Schedule of Investments on page 94.

The Investments of Ivy High Income Fund

September 30, 2007   (Unaudited)

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Telephone – 1.52%		
MetroPCS Communications, Inc.,		
9.25%, 11–1–14 (C)	$2,000	$ 2,040,000
TOTAL CORPORATE DEBT SECURITIES – 93.58%		$125,347,906
(Cost: $125,756,183)		
SHORT-TERM SECURITIES		
Beverages – 0.75%		
Diageo Capital plc (Diageo plc),		
5.9%, 10–10–07	1,000	998,525
Food and Related – 2.22%		
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
6.2%, 10–12–07	1,500	1,497,158
Kellogg Co.,		
5.9%, 12–7–07	1,500	1,483,529
		2,980,687
Retail – Food Stores – 2.43%		
Kroger Co. (The):		
5.8%, 10–1–07	1,257	1,257,000
6.0%, 10–12–07	1,000	998,167
6.2%, 10–16–07	1,000	997,417
		3,252,584
Utilities – Electric – 1.87%		
Detroit Edison Co.,		
6.1%, 10–1–07	2,500	2,500,000
Utilities – Gas and Pipeline – 0.37%		
Questar Corporation,		
5.75%, 10–19–07	500	498,562
TOTAL SHORT-TERM SECURITIES – 7.64%		$ 10,230,358
(Cost: $10,230,358)		
TOTAL INVESTMENT SECURITIES – 101.48%		$135,932,024
(Cost: $136,312,640)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.48%)		(1,979,338)
NET ASSETS – 100.00%		$133,952,686

See Notes to Schedule of Investments on page 94.

The Investments of Ivy High Income Fund

September 30, 2007   *(Unaudited)*

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

The following credit default swap agreements were outstanding at September 30, 2007. (See Note 7 to financial statements):

Counterparty	Reference Entity	Fixed Rate	Expiration Date	Notional Amount	Unrealized Appreciation (Depreciation)
Lehman Brothers	Allied Waste North America, Inc.	3.20%	9–20–10	$5,000,000	$173,000
Morgan Stanley	Allied Waste North America, Inc.	2.00%	9–20–10	(5,000,000)	(12,500)
Lehman Brothers	ALLTEL Corporation	4.45%	9–20–12	(1,000,000)	2,000
Lehman Brothers	ALLTEL Corporation	4.45%	12–20–12	(1,000,000)	2,000
Bear Stearns	Dow Jones CDX North America High Yield Series 8	2.75%	6–20–12	(1,000,000)	(19,922)
Goldman Sachs	Dow Jones CDX North America High Yield Series 8	2.75%	6–20–12	(1,000,000)	(42,914)
Goldman Sachs	First Data Corporation	5.25%	12–20–12	(1,000,000)	6,700
Lehman Brothers	Ford Motor Company	4.60%	9–20–08	(1,500,000)	(11,250)
Morgan Stanley	General Motors Acceptance Corporation	3.50%	12–20–12	(2,000,000)	(9,200)
Lehman Brothers	General Motors Corporation	4.50%	9–20–08	(1,500,000)	(15,000)
Lehman Brothers	Lennar Corporation	2.60%	9–20–08	(2,000,000)	5,800
Lehman Brothers	Lennar Corporation	2.84%	12–20–12	(1,500,000)	26,700
Morgan Stanley	Societe Generale N.A. Inc.	0.37%	9–20–12	(1,500,000)	(8,550)
Morgan Stanley	Societe Generale N.A. Inc.	0.55%	9–20–12	(1,500,000)	(12,900)
					$ 83,964

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2007.

(B) These securities do not bear interest for an initial period of time and subsequently become interest bearing.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At September 30, 2007, the total value of these securities amounted to $21,605,060 or 16.13% of net assets.

(D) Payment in kind bonds.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY HIGH INCOME FUND
September 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $136,313) (Notes 1 and 3)	$135,932
Cash	16
Receivables:	
Dividends and interest	2,535
Fund shares sold	667
Investment securities sold	101
Unrealized appreciation on swap agreements (Note 7)	216
Amortized swap premiums paid (Note 7)	117
Prepaid and other assets	47
Total assets	139,631

LIABILITIES

Payable for investment securities purchased	5,266
Payable to Fund shareholders	181
Unrealized depreciation on swap agreements (Note 7)	132
Accrued shareholder servicing (Note 2)	42
Accrued management fee (Note 2)	7
Accrued accounting services fee (Note 2)	6
Accrued service fee (Note 2)	3
Accrued distribution fee (Note 2)	2
Other	39
Total liabilities	5,678
Total net assets	$133,953

See Notes to Financial Statements.

IVY HIGH INCOME FUND

September 30, 2007

(In Thousands, Except for Per Share Amounts) *(Unaudited)*

NET ASSETS	
$0.01 par value capital stock:	
Capital stock	$ 154
Additional paid-in capital	136,192
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	111
Accumulated undistributed net realized loss on investment transactions	(2,207)
Net unrealized depreciation in value of investments	(297)
Net assets applicable to outstanding units of capital	$133,953
Net asset value per share (net assets divided by shares outstanding):	
Class A	$8.72
Class B	$8.72
Class C	$8.73
Class E	$8.72
Class I	$8.73
Class Y	$8.73
Capital shares outstanding:	
Class A	11,849
Class B	858
Class C	1,966
Class E	54
Class I	26
Class Y	600
Capital shares authorized	200,000

See Notes to Financial Statements.

Statement of Operations

IVY HIGH INCOME FUND
For the Six Months Ended September 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Interest and amortization.	$5,359
Dividends.	7
Total income.	5,366

Expenses (Note 2):

Investment management fee.	381
Shareholder servicing:	
Class A	143
Class B	21
Class C	31
Class E	2
Class I	—*
Class Y	4
Service fee:	
Class A	115
Class B	9
Class C	22
Distribution fee:	
Class B	27
Class C	65
Class E	—*
Class Y	7
Accounting services fee	33
Audit fees.	11
Legal fees	6
Custodian fees.	3
Other	74
Total expenses	954
Net investment income	4,412

**REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on securities.	82
Realized net loss on swap agreements	(28)
Realized net gain on investments	54
Unrealized depreciation in value of securities during the period	(2,939)
Unrealized appreciation in value of swap agreements during the period	84
Unrealized depreciation in value of investments during the period	(2,855)
Net loss on investments	(2,801)
Net increase in net assets resulting from operations	$1,611

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY HIGH INCOME FUND
(In Thousands) *(Unaudited)*

	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2007
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 4,412	$ 6,244
Realized net gain on investments	54	2,092
Unrealized appreciation (depreciation)	(2,855)	1,718
Net increase in net assets resulting from operations.	1,611	10,054
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(3,306)	(4,057)
Class B	(223)	(378)
Class C	(550)	(1,072)
Class E	(11)	NA
Class I	(9)	NA
Class Y	(202)	(737)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(—)
	(4,301)	(6,244)
Capital share transactions (Note 5)	22,951	38,164
Total increase	20,261	41,974
NET ASSETS		
Beginning of period.	113,692	71,718
End of period.	$133,953	$113,692
Undistributed net investment income (loss)	$ 111	$ (—)*

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 99 - 104.

See Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period.	$8.92	$8.60	$8.69	$8.85	$8.07	$8.48
Income (loss) from investment operations:						
Net investment income.	0.32	0.62	0.58	0.57	0.56	0.64
Net realized and unrealized gain (loss) on investments	(0.21)	0.32	(0.09)	(0.16)	0.78	(0.41)
Total from investment operations.	0.11	0.94	0.49	0.41	1.34	0.23
Less distributions from:						
Net investment income.	(0.31)	(0.62)	(0.58)	(0.57)	(0.56)	(0.64)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.31)	(0.62)	(0.58)	(0.57)	(0.56)	(0.64)
Net asset value, end of period	$8.72	$8.92	$8.60	$8.69	$8.85	$8.07
Total return[1]	1.46%	11.39%	5.80%	4.69%	17.24%	3.02%
Net assets, end of period (in millions).	$103	$79	$39	$32	$18	$6
Ratio of expenses to average net assets including voluntary expense waiver	1.39%[2]	1.38%	1.45%	1.44%	1.39%	0.91%
Ratio of net investment income to average net assets including voluntary expense waiver	7.39%[2]	7.20%	6.70%	6.43%	6.62%	7.83%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.39%[2][3]	1.38%[3]	1.45%[3]	1.44%[3]	1.39%[3]	1.44%
Ratio of net investment income to average net assets excluding voluntary expense waiver	7.39%[2][3]	7.20%[3]	6.70%[3]	6.43%[3]	6.62%[3]	7.30%
Portfolio turnover rate	50%	98%	45%	54%	78%	52%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period.	$8.92	$8.60	$8.69	$8.85	$8.07	$8.48
Income (loss) from investment operations:						
Net investment income.	0.28	0.53	0.50	0.49	0.50	0.56
Net realized and unrealized gain (loss) on investments	(0.21)	0.32	(0.09)	(0.16)	0.78	(0.41)
Total from investment operations. . .	0.07	0.85	0.41	0.33	1.28	0.15
Less distributions from:						
Net investment income.	(0.27)	(0.53)	(0.50)	(0.49)	(0.50)	(0.56)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.27)	(0.53)	(0.50)	(0.49)	(0.50)	(0.56)
Net asset value, end of period	$8.72	$8.92	$8.60	$8.69	$8.85	$8.07
Total return	0.94%	10.24%	4.85%	3.80%	16.22%	2.06%
Net assets, end of period (in millions).	$8	$7	$6	$5	$4	$2
Ratio of expenses to average net assets including voluntary expense waiver	2.44%[1]	2.43%	2.36%	2.31%	2.28%	1.84%
Ratio of net investment income to average net assets including voluntary expense waiver	6.34%[1]	6.14%	5.79%	5.56%	5.78%	6.90%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.44%[1][2]	2.43%[2]	2.36%[2]	2.31%[2]	2.28%[2]	2.37%
Ratio of net investment income to average net assets excluding voluntary expense waiver	6.34%[1][2]	6.14%[2]	5.79%[2]	5.56%[2]	5.78%[2]	6.37%
Portfolio turnover rate	50%	98%	45%	54%	78%	52%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period.	$8.92	$8.60	$8.69	$8.85	$8.07	$8.48
Income (loss) from investment operations:						
Net investment income.	0.29	0.55	0.51	0.50	0.50	0.57
Net realized and unrealized gain (loss) on investments.	(0.20)	0.32	(0.09)	(0.16)	0.78	(0.41)
Total from investment operations. . .	0.09	0.87	0.42	0.34	1.28	0.16
Less distributions from:						
Net investment income.	(0.28)	(0.55)	(0.51)	(0.50)	(0.50)	(0.57)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.28)	(0.55)	(0.51)	(0.50)	(0.50)	(0.57)
Net asset value, end of period	$8.73	$8.92	$8.60	$8.69	$8.85	$8.07
Total return	1.04%	10.51%	5.00%	3.90%	16.30%	2.15%
Net assets, end of period (in millions).	$17	$17	$17	$22	$23	$18
Ratio of expenses to average net assets including voluntary expense waiver.	2.20%[1]	2.18%	2.21%	2.20%	2.21%	1.74%
Ratio of net investment income to average net assets including voluntary expense waiver.	6.58%[1]	6.39%	5.94%	5.67%	5.89%	7.05%
Ratio of expenses to average net assets excluding voluntary expense waiver.	2.20%[1][2]	2.18%[2]	2.21%[2]	2.20%[2]	2.21%[2]	2.27%
Ratio of net investment income to average net assets excluding voluntary expense waiver.	6.58%[1][2]	6.39%[2]	5.94%[2]	5.67%[2]	5.89%[2]	6.52%
Portfolio turnover rate	50%	98%	45%	54%	78%	52%

(1) Annualized.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$ 8.92
Income (loss) from investment operations:	
Net investment income	0.30[2]
Net realized and unrealized loss on investments	(0.19)[2]
Total from investment operations	0.11
Less distributions from:	
Net investment income	(0.31)
Capital gains	(0.00)
Total distributions	(0.31)
Net asset value, end of period	$ 8.72
Total return[3]	1.13%
Net assets, end of period (in thousands)	$475
Ratio of expenses to average net assets	2.02%[4]
Ratio of net investment income to average net assets	6.78%[4]
Portfolio turnover rate	50%[5]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.
(4) Annualized.
(5) For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$8.92
Income (loss) from investment operations:	
Net investment income	0.43[2]
Net realized and unrealized loss on investments	(0.20)[2]
Total from investment operations	0.23
Less distributions from:	
Net investment income	(0.42)
Capital gains	(0.00)
Total distributions	(0.42)
Net asset value, end of period	$8.73
Total return	2.51%
Net assets, end of period (in thousands)	$227
Ratio of expenses to average net assets	1.03%[3]
Ratio of net investment income to average net assets	7.76%[3]
Portfolio turnover rate	50%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period.	$8.92	$8.60	$8.69	$8.85	$8.07	$8.48
Income (loss) from investment operations:						
Net investment income.	0.33	0.64	0.59	0.58	0.58	0.64
Net realized and unrealized gain (loss) on investments	(0.20)	0.32	(0.09)	(0.16)	0.78	(0.41)
Total from investment operations . .	0.13	0.96	0.50	0.42	1.36	0.23
Less distributions from:						
Net investment income.	(0.32)	(0.64)	(0.59)	(0.58)	(0.58)	(0.64)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.32)	(0.64)	(0.59)	(0.58)	(0.58)	(0.64)
Net asset value, end of period	$8.73	$8.92	$8.60	$8.69	$8.85	$8.07
Total return	1.65%	11.60%	6.00%	4.83%	17.36%	3.03%
Net assets, end of period (in millions).	$5	$11	$10	$9	$10	$4
Ratio of expenses to average net assets including voluntary expense waiver	1.22%[1]	1.20%	1.25%	1.30%	1.30%	1.08%
Ratio of net investment income to average net assets including voluntary expense waiver	7.59%[1]	7.37%	6.90%	6.57%	6.82%	7.22%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.22%[1][2]	1.20%[2]	1.25%[2]	1.30%[2]	1.30%[2]	1.61%
Ratio of net investment income to average net assets excluding voluntary expense waiver	7.59%[1][2]	7.37%[2]	6.90%[2]	6.57%[2]	6.82%[2]	6.69%
Portfolio turnover rate	50%	98%	45%	54%	78%	52%

(1) Annualized.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY LARGE CAP GROWTH FUND

Portfolio Highlights

On September 30, 2007, Ivy Large Cap Growth Fund had net assets totaling $390,860,836 invested in a diversified portfolio of:

78.33%	Domestic Common Stocks
11.73%	Cash and Cash Equivalents
9.94%	Foreign Common Stocks

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2007, your Fund owned:



Technology Stocks	$28.57
Health Care Stocks	$12.47
Cash and Cash Equivalents	$11.73
Consumer Nondurables Stocks	$ 7.27
Financial Services Stocks	$ 6.94
Energy Stocks	$ 6.59
Capital Goods Stocks	$ 6.21
Consumer Services Stocks	$ 5.25
Miscellaneous Stocks	$ 5.15
Consumer Durables Stocks	$ 5.00
Raw Materials Stocks	$ 4.82

The Investments of Ivy Large Cap Growth Fund

September 30, 2007   *(Unaudited)*

COMMON STOCKS	Shares	Value
Aircraft – 3.67%		
Boeing Company (The)	102,800	$ 10,792,972
United Technologies Corporation	44,200	3,557,216
		14,350,188
Beverages – 2.65%		
PepsiCo, Inc.	141,400	10,358,964
Capital Equipment – 4.42%		
Deere & Company	106,900	15,866,098
Joy Global Inc.	27,500	1,397,688
		17,263,786
Chemicals – Petroleum and Inorganic – 4.82%		
Monsanto Company	219,900	18,854,226
Communications Equipment – 8.41%		
Cisco Systems, Inc.*	503,629	16,682,711
Nokia Corporation, Series A, ADR	335,400	12,721,722
QUALCOMM Incorporated	81,500	3,443,375
		32,847,808
Computers – Main and Mini – 3.23%		
Hewlett-Packard Company	253,700	12,631,723
Computers – Micro – 5.29%		
Apple Inc.*	134,700	20,674,429
Computers – Peripherals – 4.42%		
Adobe Systems Incorporated*	256,200	11,188,254
Electronic Arts Inc.*	108,900	6,099,489
		17,287,743
Consumer Electronics – 5.00%		
Research In Motion Limited*	198,500	19,558,205
Defense – 1.69%		
General Dynamics Corporation	78,200	6,605,554
Electrical Equipment – 0.85%		
Emerson Electric Co.	62,600	3,331,572
Electronic Components – 0.76%		
Microchip Technology Incorporated	81,200	2,947,560
Electronic Instruments – 1.10%		
Thermo Fisher Scientific Inc.*	74,700	4,311,684
Food and Related – 0.67%		
Wm. Wrigley Jr. Company	40,600	2,607,738

See Notes to Schedule of Investments on page 109.

The Investments of Ivy Large Cap Growth Fund

September 30, 2007 (Unaudited)

COMMON STOCKS (Continued)	Shares	Value
Health Care – Drugs – 10.76%		
Abbott Laboratories	201,500	$ 10,804,430
Alcon, Inc.	25,600	3,684,352
Allergan, Inc.	63,700	4,106,739
Genentech, Inc.*	74,400	5,804,688
Gilead Sciences, Inc.*	283,600	11,586,478
Schering-Plough Corporation	191,300	6,050,819
		42,037,506
Health Care – General – 1.71%		
Baxter International Inc.	46,700	2,628,276
Zimmer Holdings, Inc.*	50,200	4,065,698
		6,693,974
Hotels and Gaming – 5.25%		
Las Vegas Sands, Inc.*	153,800	20,519,996
Household – General Products – 3.95%		
Colgate-Palmolive Company	216,300	15,426,516
Insurance – Life – 1.32%		
Aflac Incorporated	90,600	5,167,824
Multiple Industry – 1.48%		
VMware, Inc., Class A*	68,000	5,780,000
Non-Residential Construction – 0.94%		
Fluor Corporation	25,600	3,685,888
Petroleum – Services – 6.59%		
Schlumberger Limited	117,800	12,369,000
Smith International, Inc.	187,324	13,374,934
		25,743,934
Retail – General Merchandise – 1.48%		
Kohl's Corporation*	101,100	5,796,063
Security and Commodity Brokers – 5.62%		
CME Group Inc.	25,043	14,709,006
Goldman Sachs Group, Inc. (The)	20,100	4,356,474
UBS AG	54,300	2,891,475
		21,956,955
Timesharing and Software – 2.19%		
Google Inc., Class A*	15,100	8,569,023
TOTAL COMMON STOCKS – 88.27%		**$345,008,859**

(Cost: $244,494,745)

See Notes to Schedule of Investments on page 109.

The Investments of Ivy Large Cap Growth Fund

September 30, 2007   *(Unaudited)*

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Banks – 1.02%		
Lloyds TSB Bank PLC,		
5.04%, 10–17–07	$4,000	$ 3,991,040
Beverages – 0.26%		
Diageo Capital plc (Diageo plc),		
5.37%, 10–10–07	1,000	998,657
Capital Equipment – 1.66%		
Deere (John) Capital Corporation,		
5.07%, 10–19–07	1,500	1,496,198
Deere (John) Credit Limited (Deere (John) Capital		
Corporation),		
4.9%, 10–31–07	5,000	4,979,583
		6,475,781
Finance Companies – 0.51%		
ED&F Man Treasury Management PLC (Royal Bank		
of Scotland PLC (The)),		
5.0%, 10–2–07	2,000	1,999,722
Food and Related – 1.79%		
ConAgra Foods, Inc.,		
5.23%, 10–3–07	2,000	1,999,419
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
5.4%, 10–12–07	5,000	4,991,750
		6,991,169
Health Care – General – 1.40%		
Johnson & Johnson,		
4.72%, 10–23–07	5,500	5,484,136
Household – General Products – 2.30%		
Clorox Co.,		
5.42%, 10–9–07	7,000	6,991,569
Procter & Gamble International Funding S.C.A.		
(Procter & Gamble Company (The)),		
5.0%, 11–8–07	2,000	1,989,444
		8,981,013
Multiple Industry – 0.76%		
Honeywell International Inc.,		
4.76%, 11–21–07	3,000	2,979,770

See Notes to Schedule of Investments on page 109.

The Investments of Ivy Large Cap Growth Fund

September 30, 2007 *(Unaudited)*

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Electric – 1.60%		
New York State Electric & Gas Corp.,		
5.57%, 10–1–07	$2,000	$ 2,000,000
PacifiCorp,		
5.32%, 10–1–07	4,256	4,256,000
		6,256,000
TOTAL SHORT-TERM SECURITIES – 11.30%		**$ 44,157,288**
(Cost: $44,157,288)		
TOTAL INVESTMENT SECURITIES – 99.57%		**$389,166,147**
(Cost: $288,652,033)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.43%		**1,694,689**
NET ASSETS – 100.00%		**$390,860,836**

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY LARGE CAP GROWTH FUND
September 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $288,652) (Notes 1 and 3)	$389,166
Receivables:	
Fund shares sold.	5,300
Dividends and interest.	128
Prepaid and other assets	252
Total assets	394,846

LIABILITIES

Payable for investment securities purchased	3,384
Payable to Fund shareholders	258
Due to custodian.	217
Accrued shareholder servicing (Note 2).	85
Accrued management fee (Note 2)	22
Accrued accounting services fee (Note 2)	9
Accrued distribution fee (Note 2)	4
Accrued service fee (Note 2)	6
Total liabilities	3,985
Total net assets.	$390,861

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 271
Additional paid-in capital	293,727
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(256)
Accumulated undistributed net realized loss on investment transactions	(3,395)
Net unrealized appreciation in value of investments.	100,514
Net assets applicable to outstanding units of capital.	$390,861
Net asset value per share (net assets divided by shares outstanding):	
Class A	$14.50
Class B	$13.28
Class C	$13.65
Class E	$14.49
Class I	$14.81
Class R	$14.42
Class Y	$14.69
Capital shares outstanding:	
Class A	17,908
Class B	1,136
Class C	1,577
Class E	12
Class I	92
Class R	10
Class Y	6,322
Capital shares authorized	330,000

See Notes to Financial Statements.

Statement of Operations

IVY LARGE CAP GROWTH FUND
For the Six Months Ended September 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT LOSS

Income (Note 1B):

Dividends (net of foreign withholding taxes of $53)	$ 1,215
Interest and amortization	258
Total income	1,473

Expenses (Note 2):

Investment management fee	946

Shareholder servicing:

Class A	261
Class B	33
Class C	31
Class E	—*
Class I	1
Class R	—*
Class Y	48

Service fee:

Class A	225
Class B	16
Class C	24
Class R	—*

Distribution fee:

Class B	47
Class C	72
Class E	—*
Class R	—*
Class Y	73
Accounting services fee	51
Audit fees	15
Custodian fees	5
Legal fees	2
Other	103
Total	1,953
Less expenses in excess of voluntary limit (Note 2)	(250)
Total expenses	1,703
Net investment loss	(230)

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on investments	5,843
Unrealized appreciation in value of investments during the period	53,331
Net gain on investments	59,174
Net increase in net assets resulting from operations	$58,944

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY LARGE CAP GROWTH FUND

(In Thousands) *(Unaudited)*

	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2007
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (230)	$ (869)
Realized net gain on investments	5,843	9,794
Unrealized appreciation (depreciation)	53,331	(4,646)
Net increase in net assets resulting from operations.	58,944	4,279
Distributions to shareholders from (Note 1F):[(1)]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(—)
Class R	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(—)
Class R	(—)	(—)
	(—)	(—)
Capital share transactions (Note 5)	80,198	(3,461)
Total increase	139,142	818
NET ASSETS		
Beginning of period.	251,719	250,901
End of period.	$390,861	$251,719
Undistributed net investment loss	$ (256)	$ (26)

(1)See "Financial Highlights" on pages 113 - 119.

See Notes to Financial Statements.

Financial Highlights

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period........	$11.82	$11.61	$ 9.54	$9.27	$7.24	$9.21
Income (loss) from investment operations:						
Net investment loss	(0.01)	(0.03)	(0.06)	(0.03)	(0.04)	(0.03)
Net realized and unrealized gain (loss) on investments........	2.69	0.24	2.13	0.30	2.07	(1.94)
Total from investment operations...............	2.68	0.21	2.07	0.27	2.03	(1.97)
Less distributions from:						
Net investment income.....	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions............	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period............	$14.50	$11.82	$11.61	$9.54	$9.27	$7.24
Total return[1]	22.67%	1.81%	21.70%	2.91%	28.04%	−21.39%
Net assets, end of period (in millions)..............	$260	$162	$157	$82	$76	$21
Ratio of expenses to average net assets including voluntary expense waiver ...	1.15%[2]	1.20%	1.41%	1.50%	1.55%	1.28%
Ratio of net investment loss to average net assets including voluntary expense waiver...........	−0.07%[2]	−0.25%	−0.62%	−0.31%	−0.89%	−0.23%
Ratio of expenses to average net assets excluding voluntary expense waiver ...	1.37%[2]	1.39%	1.41%[3]	1.52%	1.55%[3]	1.66%
Ratio of net investment loss to average net assets excluding voluntary expense waiver...........	−0.29%[2]	−0.44%	−0.62%[3]	−0.33%	−0.89%[3]	−0.61%
Portfolio turnover rate	36%	93%	79%	131%	162%	72%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.
(3) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period........	$10.89	$10.83	$ 8.99	$8.83	$6.99	$9.05
Income (loss) from investment operations:						
Net investment loss	(0.05)	(0.12)	(0.14)	(0.05)	(0.13)	(0.14)
Net realized and unrealized gain (loss) on investments........	2.44	0.18	1.98	0.21	1.97	(1.92)
Total from investment operations..............	2.39	0.06	1.84	0.16	1.84	(2.06)
Less distributions from:						
Net investment income.....	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period............	$13.28	$10.89	$10.83	$8.99	$8.83	$6.99
Total return	21.95%	0.55%	20.47%	1.81%	26.32%	−22.76%
Net assets, end of period (in millions).............	$15	$12	$11	$8	$5	$2
Ratio of expenses to average net assets including voluntary expense waiver ...	2.37%[1]	2.42%	2.45%	2.53%	2.85%	2.93%
Ratio of net investment loss to average net assets including voluntary expense waiver...........	−1.28%[1]	−1.48%	−1.65%	−1.30%	−2.16%	−1.87%
Ratio of expenses to average net assets excluding voluntary expense waiver ...	2.37%[1][2]	2.42%[2]	2.45%[2]	2.53%[2]	2.85%[2]	3.31%
Ratio of net investment loss to average net assets excluding voluntary expense waiver...........	−1.28%[1][2]	−1.48%[2]	−1.65%[2]	−1.30%[2]	−2.16%[2]	−2.25%
Portfolio turnover rate	36%	93%	79%	131%	162%	72%

(1) Annualized.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period.......	$11.18	$11.09	$ 9.18	$8.99	$7.08	$9.10
Income (loss) from investment operations:						
Net investment loss	(0.08)	(0.12)	(0.10)	(0.09)	(0.11)	(0.10)
Net realized and unrealized gain (loss) on investments	2.55	0.21	2.01	0.28	2.02	(1.92)
Total from investment operations..............	2.47	0.09	1.91	0.19	1.91	(2.02)
Less distributions from:						
Net investment income....	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions...........	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period............	$13.65	$11.18	$11.09	$9.18	$8.99	$7.08
Total return	22.09%	0.81%	20.81%	2.11%	26.98%	–22.28%
Net assets, end of period (in millions).............	$22	$19	$17	$12	$11	$4
Ratio of expenses to average net assets including voluntary expense waiver..........	2.14%[1]	2.18%	2.21%	2.25%	2.44%	2.26%
Ratio of net investment loss to average net assets including voluntary expense waiver..........	–1.05%[1]	–1.23%	–1.42%	–1.06%	–1.75%	–1.20%
Ratio of expenses to average net assets excluding voluntary expense waiver..........	2.14%[1][2]	2.18%[2]	2.21%[2]	2.28%	2.44%[2]	2.64%
Ratio of net investment loss to average net assets excluding voluntary expense waiver..........	–1.05%[1][2]	–1.23%[2]	–1.42%[2]	–1.09%	–1.75%[2]	–1.58%
Portfolio turnover rate	36%	93%	79%	131%	162%	72%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$11.82
Income from investment operations:	
Net investment income	0.02[2]
Net realized and unrealized gain on investments.	2.65[2]
Total from investment operations	2.67
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$14.49
Total return[3]	22.38%
Net assets, end of period (in thousands)	$175
Ratio of expenses to average net assets including voluntary expense waiver	1.33%[4]
Ratio of net investment loss to average net assets including voluntary expense waiver	−0.27%[4]
Ratio of expenses to average net assets excluding voluntary expense waiver	1.69%[4]
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−0.63%[4]
Portfolio turnover rate	36%[5]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$11.97
Income from investment operations:	
Net investment income	0.05[2]
Net realized and unrealized gain on investments	2.79[2]
Total from investment operations	2.84
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$14.81
Total return	23.52%
Net assets, end of period (in millions)	$1
Ratio of expenses to average net assets	0.98%[3]
Ratio of net investment income to average net assets	0.14%[3]
Portfolio turnover rate	36%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended 3-31-07	For the period from 12-29-05[1] to 3-31-06
Net asset value, beginning of period	$11.78	$11.60	$11.27
Income (loss) from investment operations:			
Net investment loss.	(0.03)	(0.06)	(0.03)
Net realized and unrealized gain on investments.	2.67	0.24	0.36
Total from investment operations	2.64	0.18	0.33
Less distributions from:			
Net investment income	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$14.42	$11.78	$11.60
Total return	22.41%	1.55%	2.93%
Net assets, end of period (in thousands)	$144	$117	$103
Ratio of expenses to average net assets	1.50%[2]	1.51%	1.56%[2]
Ratio of net investment loss to average net assets	−0.42%[2]	−0.57%	−0.88%[2]
Portfolio turnover rate.	36%	93%	79%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2006.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period.	$11.97	$11.74	$ 9.62	$9.32	$7.26	$9.22
Income (loss) from investment operations:						
Net investment income (loss)	(0.02)	(0.01)	(0.04)	0.00	(0.03)	(0.30)
Net realized and unrealized gain (loss) on investments	2.74	0.24	2.16	0.30	2.09	(1.66)
Total from investment operations.	2.72	0.23	2.12	0.30	2.06	(1.96)
Less distributions from:						
Net investment income.	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.	$14.69	$11.97	$11.74	$9.62	$9.32	$7.26
Total return	22.72%	1.96%	22.04%	3.22%	28.38%	−21.26%
Net assets, end of period (in millions).	$93	$59	$66	$50	$59	$1
Ratio of expenses to average net assets including voluntary expense waiver . . .	1.06%[1]	1.08%	1.20%	1.20%	1.26%	1.05%
Ratio of net investment income (loss) to average net assets including voluntary expense waiver . . .	0.03%[1]	−0.13%	−0.40%	−0.01%	−0.64%	0.00%
Ratio of expenses to average net assets excluding voluntary expense waiver . . .	1.23%[1]	1.19%	1.21%	1.25%	1.26%[2]	1.43%
Ratio of net investment loss to average net assets excluding voluntary expense waiver . . .	−0.14%[1]	−0.24%	−0.41%	−0.06%	−0.64%[2]	−0.38%
Portfolio turnover rate	36%	93%	79%	131%	162%	72%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY LIMITED-TERM BOND FUND

Portfolio Highlights

On September 30, 2007, Ivy Limited-Term Bond Fund had net assets totaling $66,163,973 invested in a diversified portfolio of:

82.43%	United States Government and Government Agency Obligations
10.59%	Corporate Debt Securities
5.97%	Cash and Cash Equivalents
1.01%	Municipal Obligations – Taxable

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2007, your Fund owned:



United States Government Mortgage-Backed Obligations	$31.51
United States Government Agency Obligations	$28.06
United States Government Treasury Obligations	$22.86
Cash and Cash Equivalents	$ 5.97
Miscellaneous Bonds	$ 3.09
Technology Bonds.	$ 1.51
Raw Materials Bonds	$ 1.51
Business Equipment and Services Bonds.	$ 1.50
Consumer Services Bonds	$ 1.49
Multi-Industry Bonds	$ 1.49
Municipal Obligations – Taxable	$ 1.01

Quality Weightings

On September 30, 2007, the breakdown of bonds (by ratings) held by the Fund was as follows:



■	AAA	79.36%
■	AA	3.05%
■	A	5.57%
■	BBB	1.49%
■	Not Rated	4.56%
☐	Cash and Cash Equivalents	5.97%

Ratings reflected in the wheel are taken from Standard & Poor's.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The Investments of Ivy Limited-Term Bond Fund

September 30, 2007 *(Unaudited)*

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Broadcasting – 1.49%		
Cox Communications, Inc.,		
4.625%, 1–15–10	$1,000	$ 987,866
Business Equipment and Services – 1.50%		
International Lease Finance Corporation,		
5.0%, 4–15–10	1,000	995,502
Communications Equipment – 1.51%		
Cisco Systems, Inc.,		
5.575%, 2–20–09 (A)	1,000	998,114
Health Care – Drugs – 0.77%		
Abbott Laboratories,		
5.6%, 5–15–11	500	509,150
Mining – 1.51%		
BHP Billiton Finance (USA) Limited,		
5.0%, 12–15–10	1,000	1,001,432
Multiple Industry – 1.49%		
General Electric Capital Corporation,		
5.48%, 4–10–12 (A)	1,000	986,919
Petroleum – Domestic – 0.78%		
Duke Energy Corporation,		
6.25%, 1–15–12	500	517,476
Security and Commodity Brokers – 0.78%		
Merrill Lynch & Co., Inc.,		
6.05%, 8–15–12	500	512,660
Utilities – Telephone – 0.76%		
SBC Communications Inc.,		
5.785%, 11–14–08 (A)	500	500,403
TOTAL CORPORATE DEBT SECURITIES – 10.59%		$ 7,009,522

(Cost: $11,993,261)

See Notes to Schedule of Investments on page 125.

The Investments of Ivy Limited-Term Bond Fund

September 30, 2007 *(Unaudited)*

MUNICIPAL OBLIGATIONS – TAXABLE – 1.01%	Principal Amount in Thousands	Value
Missouri		
Missouri Development Finance Board, Taxable Infrastructure Facilities Revenue Bonds (City of Independence, Missouri – Crackerneck Creek Project), Series 2006A:		
5.3%, 3–1–09	$ 150	$ 150,417
5.35%, 3–1–10	515	517,400
(Cost: $665,000)		**$ 667,817**

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 28.06%		
Federal Agricultural Mortgage Corporation Guaranteed Notes Trust 2006–1,		
4.875%, 1–14–11 (B)	3,000	3,018,300
Federal Home Loan Bank,		
5.0%, 2–29–08	1,000	1,000,205
Federal Home Loan Mortgage Corporation:		
3.625%, 9–15–08	2,350	2,328,258
5.0%, 10–18–10	1,000	1,013,972
5.375%, 1–9–14	2,500	2,510,273
Federal National Mortgage Association:		
5.35%, 4–21–08	1,500	1,500,413
5.08%, 5–14–10	3,000	3,024,423
5.3%, 5–7–12	1,150	1,157,799
5.5%, 3–26–14	3,000	3,009,348
		18,562,991
Mortgage-Backed Obligations – 31.51%		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates:		
5.438%, 4–1–36 (A)	855	851,281
5.692%, 7–1–36 (A)	1,335	1,340,952
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
4.0%, 12–15–12	284	275,678
3.5%, 12–15–16	649	628,115
5.5%, 10–15–23 (Interest Only)	1,532	65,763
5%, 6–15–24 (Interest Only)	1,619	96,927
4.25%, 3–15–31	428	416,507
4.0%, 11–15–32	929	895,380
5.5%, 5–15–34	799	803,250

See Notes to Schedule of Investments on page 125.

The Investments of Ivy Limited-Term Bond Fund

September 30, 2007 *(Unaudited)*

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Fixed		
Rate Participation Certificates:		
4.5%, 5–1–10	$ 542	$ 535,699
5.5%, 1–1–17	150	149,747
5.5%, 5–1–17	153	153,259
4.5%, 4–1–18	991	956,934
6.0%, 11–1–36	2,330	2,333,412
Federal Home Loan Mortgage Corporation		
Non-Agency REMIC/CMO,		
5.5%, 3–15–31	1,500	1,505,416
Federal National Mortgage Association Agency		
REMIC/CMO:		
5.5%, 6–25–18	2,458	2,458,418
5.0%, 9–25–18	1,500	1,471,775
5.0%, 6–25–22	861	856,391
5.5%, 11–25–36 (Interest Only)	1,659	487,148
Federal National Mortgage Association Fixed		
Rate Pass-Through Certificates:		
7.0%, 10–1–14	25	25,450
5.5%, 2–1–17	480	480,306
5.0%, 11–1–17	541	532,096
5.5%, 1–1–18	510	510,024
Government National Mortgage Association Fixed		
Rate Pass-Through Certificates:		
6.5%, 1–15–14	40	41,226
6.0%, 5–15–14	136	137,529
5.5%, 1–15–17	221	221,840
6.0%, 1–15–17	142	143,716
5.5%, 7–15–17	355	356,207
5.0%, 12–15–17	997	982,491
4.0%, 9–15–18	1,032	976,698
7.0%, 10–15–28	29	30,475
7.0%, 4–15–29	17	17,589
7.0%, 7–15–29	42	44,396
Government National Mortgage Association		
Non-Agency REMIC/CMO,		
4.0%, 1–16–30	70	66,591
		20,848,686

See Notes to Schedule of Investments on page 125.

The Investments of Ivy Limited-Term Bond Fund

September 30, 2007 *(Unaudited)*

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Treasury Obligations – 22.86%		
United States Treasury Notes:		
4.0%, 4–15–10	$11,000	$10,998,284
5.0%, 2–15–11	1,000	1,029,609
5.0%, 8–15–11	3,000	3,098,202
		15,126,095
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 82.43%		**$54,537,772**
(Cost: $49,318,897)		
SHORT-TERM SECURITIES		
Forest and Paper Products – 2.94%		
Sonoco Products Co.,		
5.6%, 10–1–07	1,941	**1,941,000**
Household – General Products – 3.02%		
Fortune Brands Inc.,		
5.55%, 10–1–07	2,000	**2,000,000**
TOTAL SHORT-TERM SECURITIES – 5.96%		**$ 3,941,000**
(Cost: $3,941,000)		
TOTAL INVESTMENT SECURITIES – 99.99%		**$66,156,111**
(Cost: $65,918,158)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.01%		**7,862**
NET ASSETS – 100.00%		**$66,163,973**

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2007.

(B)Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be liquid under guidelines established by the Board of Directors. At September 30, 2007, the total value of this security amounted to 4.56% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY LIMITED-TERM BOND FUND
September 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $65,918) (Notes 1 and 3)	$66,156
Receivables:	
Interest	655
Fund shares sold	182
Investment securities sold	2
Prepaid and other assets	37
Total assets	67,032

LIABILITIES

Payable for investment securities purchased	518
Payable to Fund shareholders	274
Accrued shareholder servicing (Note 2)	19
Dividends payable	15
Due to custodian	5
Accrued accounting services fee (Note 2)	4
Accrued management fee (Note 2)	3
Accrued distribution fee (Note 2)	1
Accrued service fee (Note 2)	—*
Other	29
Total liabilities	868
Total net assets	$66,164

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 65
Additional paid-in capital	66,616
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	—
Accumulated undistributed net realized loss on investment transactions	(755)
Net unrealized appreciation in value of investments	238
Net assets applicable to outstanding units of capital	$66,164
Net asset value per share (net assets divided by shares outstanding):	
Class A	$10.20
Class B	$10.20
Class C	$10.20
Class E	$10.20
Class I	$10.20
Class Y	$10.20
Capital shares outstanding:	
Class A	4,731
Class B	528
Class C	1,101
Class E	10
Class I	12
Class Y	108
Capital shares authorized	200,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY LIMITED-TERM BOND FUND
For the Six Months Ended September 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$1,461
Expenses (Note 2):	
Investment management fee.	146
Shareholder servicing:	
Class A	58
Class B	10
Class C	23
Class E	—*
Class I	—*
Class Y	1
Service fee:	
Class A	51
Class B	6
Class C	14
Class E	—*
Distribution fee:	
Class B	19
Class C	43
Class E	—*
Class Y	1
Registration fees	37
Accounting services fee	23
Audit fees.	12
Custodian fees.	4
Legal fee	1
Other	6
Total expenses	455
Net investment income	1,006

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments	(77)
Unrealized appreciation in value of investments during the period	432
Net gain on investments	355
Net increase in net assets resulting from operations	$1,361

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY LIMITED-TERM BOND FUND

(In Thousands) *(Unaudited)*

	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2007
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 1,006	$ 1,640
Realized net loss on investments	(77)	(63)
Unrealized appreciation.	432	867
Net increase in net assets resulting from operations.	1,361	2,444
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(750)	(1,150)
Class B	(71)	(123)
Class C	(160)	(307)
Class E	(2)	NA
Class I	(3)	NA
Class Y	(20)	(60)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(—)
	(1,006)	(1,640)
Capital share transactions (Note 5)	12,377	(867)
Total increase (decrease)	12,732	(63)
NET ASSETS		
Beginning of period.	53,432	53,495
End of period.	$66,164	$53,432
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 129 - 134.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period.	$10.15	$10.00	$10.14	$10.48	$10.45	$10.20
Income (loss) from investment operations:						
Net investment income.	0.18	0.33	0.30	0.28	0.29	0.36
Net realized and unrealized gain (loss) on investments	0.05	0.15	(0.14)	(0.34)	0.03	0.25
Total from investment operations	0.23	0.48	0.16	(0.06)	0.32	0.61
Less distributions from:						
Net investment income.	(0.18)	(0.33)	(0.30)	(0.28)	(0.29)	(0.36)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.18)	(0.33)	(0.30)	(0.28)	(0.29)	(0.36)
Net asset value, end of period.	$10.20	$10.15	$10.00	$10.14	$10.48	$10.45
Total return[1]	2.27%	4.89%	1.59%	–0.60%	3.13%	6.15%
Net assets, end of period (in millions).	$49	$35	$33	$38	$35	$40
Ratio of expenses to average net assets	1.31%[2]	1.33%	1.31%	1.27%	1.18%	1.09%
Ratio of net investment income to average net assets	3.69%[2]	3.30%	2.98%	2.71%	2.79%	3.32%
Portfolio turnover rate	58%	41%	28%	36%	30%	49%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period.	$10.15	$10.00	$10.14	$10.48	$10.45	$10.20
Income (loss) from investment operations:						
Net investment income.	0.14	0.24	0.21	0.18	0.19	0.27
Net realized and unrealized gain (loss) on investments	0.05	0.15	(0.14)	(0.34)	0.03	0.25
Total from investment operations.	0.19	0.39	0.07	(0.16)	0.22	0.52
Less distributions from:						
Net investment income.	(0.14)	(0.24)	(0.21)	(0.18)	(0.19)	(0.27)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.14)	(0.24)	(0.21)	(0.18)	(0.19)	(0.27)
Net asset value, end of period.	$10.20	$10.15	$10.00	$10.14	$10.48	$10.45
Total return	1.83%	3.94%	0.68%	−1.51%	2.18%	5.18%
Net assets, end of period (in millions).	$5	$5	$5	$7	$6	$5
Ratio of expenses to average net assets	2.19%[1]	2.23%	2.22%	2.20%	2.11%	2.01%
Ratio of net investment income to average net assets	2.81%[1]	2.39%	2.06%	1.78%	1.86%	2.47%
Portfolio turnover rate	58%	41%	28%	36%	30%	49%

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period........	$10.15	$10.00	$10.14	$10.48	$10.45	$10.20
Income (loss) from investment operations:						
Net investment income.....	0.14	0.24	0.21	0.19	0.20	0.27
Net realized and unrealized gain (loss) on investments........	0.05	0.15	(0.14)	(0.34)	0.03	0.25
Total from investment operations...............	0.19	0.39	0.07	(0.15)	0.23	0.52
Less distributions from:						
Net investment income.....	(0.14)	(0.24)	(0.21)	(0.19)	(0.20)	(0.27)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.14)	(0.24)	(0.21)	(0.19)	(0.20)	(0.27)
Net asset value, end of period............	$10.20	$10.15	$10.00	$10.14	$10.48	$10.45
Total return	1.83%	3.98%	0.73%	−1.45%	2.23%	5.22%
Net assets, end of period (in millions).............	$11	$12	$13	$17	$22	$30
Ratio of expenses to average net assets	2.19%[1]	2.20%	2.17%	2.14%	2.05%	1.98%
Ratio of net investment income to average net assets	2.81%[1]	2.42%	2.12%	1.84%	1.92%	2.59%
Portfolio turnover rate	58%	41%	28%	36%	30%	49%

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$10.15
Income from investment operations:	
Net investment income	0.19[2]
Net realized and unrealized gain on investments	0.05[2]
Total from investment operations	0.24
Less distributions from:	
Net investment income	(0.19)
Capital gains	(0.00)
Total distributions	(0.19)
Net asset value, end of period	$10.20
Total return[3]	2.28%
Net assets, end of period (in thousands)	$102
Ratio of expenses to average net assets	1.15%[4]
Ratio of net investment income to average net assets	3.83%[4]
Portfolio turnover rate	58%[5]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$10.15
Income from investment operations:	
Net investment income	0.29[2]
Net realized and unrealized gain on investments	0.05[2]
Total from investment operations	0.34
Less distributions from:	
Net investment income	(0.29)
Capital gains	(0.00)
Total distributions	(0.29)
Net asset value, end of period	$10.20
Total return	3.24%
Net assets, end of period (in thousands)	$123
Ratio of expenses to average net assets	0.98%[3]
Ratio of net investment income to average net assets	4.00%[3]
Portfolio turnover rate	58%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period........	$10.15	$10.00	$10.14	$10.48	$10.45	$10.20
Income (loss) from investment operations:						
Net investment income.....	0.19	0.34	0.31	0.29	0.29	0.36
Net realized and unrealized gain (loss) on investments	0.05	0.15	(0.14)	(0.34)	0.03	0.25
Total from investment operations...............	0.24	0.49	0.17	(0.05)	0.32	0.61
Less distributions from:						
Net investment income.....	(0.19)	(0.34)	(0.31)	(0.29)	(0.29)	(0.36)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.19)	(0.34)	(0.31)	(0.29)	(0.29)	(0.36)
Net asset value, end of period.............	$10.20	$10.15	$10.00	$10.14	$10.48	$10.45
Total return	2.35%	5.06%	1.72%	−0.49%	3.18%	6.14%
Net assets, end of period (in millions).............	$1	$1	$2	$2	$2	$2
Ratio of expenses to average net assets	1.17%[1]	1.17%	1.19%	1.16%	1.13%	1.09%
Ratio of net investment income to average net assets	3.83%[1]	3.44%	3.10%	2.82%	2.83%	3.42%
Portfolio turnover rate	58%	41%	28%	36%	30%	49%

(1)Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY MID CAP GROWTH FUND

Portfolio Highlights

On September 30, 2007, the Ivy Mid Cap Growth Fund had net assets totaling $158,629,051 invested in a diversified portfolio of:

91.55%	Domestic Common Stock
5.23%	Cash and Cash Equivalents and Options
3.22%	Foreign Common Stock

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2007, your Fund owned:



Health Care Stocks	$20.36
Technology Stocks	$14.20
Financial Services Stocks	$13.34
Business Equipment and Services Stocks	$10.60
Retail Stocks	$ 9.02
Energy Stocks	$ 5.95
Consumer Nondurables Stocks	$ 5.66
Capital Goods Stocks	$ 5.37
Cash and Cash Equivalents and Options.	$ 5.23
Consumer Services Stocks.	$ 2.97
Transportation Stocks	$ 2.57
Consumer Durables Stocks	$ 2.54
Miscellaneous Stocks	$ 2.19

The Investments of Ivy Mid Cap Growth Fund

September 30, 2007 (Unaudited)

COMMON STOCKS	Shares	Value
Banks – 6.43%		
Northern Trust Corporation	75,300	$ 4,992,014
Signature Bank*	49,200	1,731,348
Synovus Financial Corp.	123,950	3,476,798
		10,200,160
Beverages – 1.63%		
Brown-Forman Corporation, Class B	34,450	2,580,649
Business Equipment and Services – 4.09%		
Akamai Technologies, Inc.*	51,550	1,480,516
Bucyrus International, Inc., Class A	18,100	1,319,761
Stericycle, Inc.*	64,500	3,684,563
		6,484,840
Capital Equipment – 1.86%		
IDEX Corporation	81,263	2,957,142
Chemicals – Specialty – 1.00%		
Air Products and Chemicals, Inc.	16,200	1,583,712
Computers – Micro – 4.78%		
Apple Inc.*	35,950	5,517,786
Sun Microsystems, Inc.*	367,800	2,065,197
		7,582,983
Computers – Peripherals – 1.00%		
Electronic Arts Inc.*	28,400	1,590,684
Consumer Electronics – 1.88%		
Research In Motion Limited*	30,300	2,985,459
Cosmetics and Toiletries – 0.72%		
Bare Escentuals, Inc.*	45,650	1,135,315
Electronic Components – 8.42%		
Broadcom Corporation, Class A*	91,525	3,335,629
MEMC Electronic Materials, Inc.*	26,650	1,568,619
Microchip Technology Incorporated	81,150	2,945,745
Network Appliance, Inc.*	115,200	3,100,608
PMC-Sierra, Inc.*	286,100	2,401,810
		13,352,411
Farm Machinery – 0.79%		
AGCO Corporation*	24,550	1,246,404

See Notes to Schedule of Investments on page 139.

The Investments of Ivy Mid Cap Growth Fund

September 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Food and Related – 3.31%		
Hershey Foods Corporation.	45,350	$ 2,104,694
Wm. Wrigley Jr. Company	49,100	3,153,693
		5,258,387
Health Care – Drugs – 3.10%		
Allergan, Inc.	76,400	**4,925,508**
Health Care – General – 10.92%		
DENTSPLY International Inc.	84,600	3,524,013
Gen-Probe Incorporated*.	24,650	1,639,595
Henry Schein, Inc.*	78,000	4,741,230
Hologic, Inc.*	38,550	2,350,394
Kyphon Inc.*.	34,200	2,393,829
St. Jude Medical, Inc.*	7,300	321,711
Zimmer Holdings, Inc.*.	29,000	2,348,710
		17,319,482
Hospital Supply and Management – 6.34%		
C. R. Bard, Inc.	48,900	4,312,491
Cytyc Corporation*.	63,150	3,006,571
Laboratory Corporation of America Holdings*.	35,000	2,738,050
		10,057,112
Insurance – Property and Casualty – 2.85%		
AXIS Capital Holdings Limited.	54,500	2,120,595
Ambac Financial Group, Inc.	38,100	2,396,871
		4,517,466
Metal Fabrication – 2.72%		
Fastenal Company	94,950	**4,314,053**
Motor Vehicles – 0.66%		
Harley-Davidson, Inc.	22,750	**1,051,278**
Petroleum – Domestic – 1.34%		
XTO Energy Inc. (A)	34,416	**2,128,285**
Petroleum – International – 1.64%		
Noble Energy, Inc. (A)	37,150	**2,601,986**
Petroleum – Services – 2.97%		
BJ Services Company (A)	29,350	779,242
Complete Production Services, Inc. (A)*	42,050	861,184
National Oilwell Varco, Inc. (A)*	10,750	1,553,375
Smith International, Inc. (A)	21,350	1,524,390
		4,718,191

See Notes to Schedule of Investments on page 139.

The Investments of Ivy Mid Cap Growth Fund

September 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Publishing – 2.97%		
Getty Images, Inc.*	57,700	$ 1,606,368
Meredith Corporation	54,250	3,108,525
		4,714,893
Restaurants – 3.20%		
Chipotle Mexican Grill, Inc., Class A*	11,900	1,405,747
P.F. Chang's China Bistro, Inc.*	59,800	1,768,884
YUM! Brands, Inc.	56,400	1,908,012
		5,082,643
Retail – Food Stores – 0.96%		
Longs Drug Stores Corporation	30,800	**1,529,836**
Retail – General Merchandise – 2.06%		
Saks Incorporated	190,150	**3,261,073**
Retail – Specialty Stores – 2.80%		
Coldwater Creek Inc.*	135,900	1,475,194
J. Crew Group, Inc.*	71,350	2,961,025
		4,436,219
Security and Commodity Brokers – 4.06%		
CME Group Inc.	7,050	4,140,817
TD Ameritrade Holding Corporation*	126,450	2,302,654
		6,443,471
Timesharing and Software – 6.51%		
eBay Inc.*	89,200	3,483,706
Global Payments Inc.	71,850	3,177,207
Paychex, Inc.	89,200	3,658,538
		10,319,451
Trucking and Shipping – 2.57%		
C.H. Robinson Worldwide, Inc.	43,600	2,366,172
Expeditors International of Washington, Inc.	36,050	1,704,083
		4,070,255
Utilities – Telephone – 1.19%		
MetroPCS Communications, Inc.*	68,950	**1,880,956**
TOTAL COMMON STOCKS – 94.77%		**$150,330,304**
(Cost: $101,466,279)		

PUT OPTIONS – 0.00%	Number of Contracts	
Lehman Brothers Inc. Custom Energy Basket Collar, October 104.95, Expires 10–22–07	80,673	$ 4,033
(Cost: $151,665)		

See Notes to Schedule of Investments on page 139.

The Investments of Ivy Mid Cap Growth Fund

September 30, 2007   *(Unaudited)*

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Commercial Paper		
Finance Companies – 2.26%		
Prudential Funding LLC,		
4.75%, 10–1–07	$3,589	$ 3,589,000
Food and Related – 0.95%		
ConAgra Foods, Inc.,		
5.23%, 10–3–07	1,500	1,499,564
Health Care – General – 1.89%		
Johnson & Johnson,		
4.73%, 10–9–07	3,000	2,996,847
Total Commercial Paper – 5.10%		8,085,411
Commercial Paper (backed by irrevocable bank letter of credit) – 0.94%		
Finance Companies		
ED&F Man Treasury Management PLC (Royal Bank of Scotland PLC (The)),		
5.0%, 10–2–07	1,500	1,499,792
TOTAL SHORT-TERM SECURITIES – 6.04%		$ 9,585,203
(Cost: $9,585,203)		
TOTAL INVESTMENT SECURITIES – 100.81%		$159,919,540
(Cost: $111,203,147)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.81%)		(1,290,489)
NET ASSETS – 100.00%		$158,629,051

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A) Security serves as cover for the following written call option outstanding at September 30, 2007. (See Note 6 to financial statements):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Lehman Brothers Inc. Custom Energy Basket Collar	80,673	October/124	$194,422	$157,312

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY MID CAP GROWTH FUND
September 30, 2007
(In Thousands, Except for Per Share Amounts)　　　　　　　　　　　　　*(Unaudited)*

ASSETS

Investment securities – at value (cost – $111,203) (Notes 1 and 3)	$159,920
Receivables:	
Investment securities sold.	1,838
Fund shares sold.	192
Dividends and interest.	98
Prepaid and other assets	43
Total assets	162,091

LIABILITIES

Payable for investment securities purchased	2,884
Payable to Fund shareholders	257
Outstanding written options at market (premium received – $194) (Note 6) .	157
Due to custodian.	62
Accrued shareholder servicing (Note 2).	51
Accrued management fee (Note 2)	11
Accrued accounting services fee (Note 2)	6
Accrued distribution and service fees (Note 2)	4
Other.	30
Total liabilities.	3,462
Total net assets.	$158,629

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 112
Additional paid-in capital	138,657
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(523)
Accumulated undistributed net realized loss on investment transactions	(28,371)
Net unrealized appreciation in value of investments.	48,754
Net assets applicable to outstanding units of capital.	$158,629

Net asset value per share (net assets divided by shares outstanding):	
Class A	$14.33
Class B	$13.29
Class C	$13.62
Class E	$14.30
Class I	$14.64
Class R	$14.30
Class Y	$14.53
Capital shares outstanding:	
Class A	8,478
Class B	858
Class C	913
Class E	21
Class I	39
Class R	9
Class Y	843
Capital shares authorized	350,000

See Notes to Financial Statements.

Statement of Operations

IVY MID CAP GROWTH FUND
For the Six Months Ended September 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT LOSS

Income (Note 1B):	
Dividends	$ 520
Interest and amortization	259
Total income	779
Expenses (Note 2):	
Investment management fee	641
Shareholder servicing:	
Class A	181
Class B	30
Class C	21
Class E	1
Class I	1
Class R	—*
Class Y	9
Service fee:	
Class A	144
Class B	14
Class C	16
Class R	—*
Distribution fee:	
Class B	43
Class C	47
Class E	—*
Class R	—*
Class Y	14
Accounting services fee	35
Audit fees	16
Custodian fees	5
Legal fees	1
Other	79
Total	1,298
Less expenses in excess of voluntary limit (Note 2)	(10)
Total expenses	1,288
Net investment loss	(509)
REALIZED AND UNREALIZED GAIN (LOSS)	
ON INVESTMENTS (NOTES 1 AND 3)	
Realized net gain on securities	6,811
Realized net loss on written options	(487)
Realized net gain on investments	6,324
Unrealized appreciation in value of securities during the period	7,542
Unrealized appreciation in value of written options during the period	32
Unrealized appreciation in value of investments during the period	7,574
Net gain on investments	13,898
Net increase in net assets resulting from operations	$13,389

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MID CAP GROWTH FUND
(In Thousands) *(Unaudited)*

	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2007
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment loss	$ (509)	$ (823)
Realized net gain on investments	6,324	6,135
Unrealized appreciation (depreciation)	7,574	(868)
Net increase in net assets resulting from operations	13,389	4,444
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class R	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class R	(—)	(—)
Class Y	(—)	(—)
	(—)	(—)
Capital share transactions (Note 5)	7,772	(6,750)
Total increase (decrease)	21,161	(2,306)
NET ASSETS		
Beginning of period.	137,468	139,774
End of period.	$158,629	$137,468
Undistributed net investment loss	$ (523)	$ (21)

(1)See "Financial Highlights" on pages 143 - 149.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period......	$13.07	$12.59	$ 9.99	$9.09	$6.67	$8.91
Income (loss) from investment operations:						
Net investment loss	(0.04)	(0.06)	(0.04)	(0.09)	(0.08)	(0.05)
Net realized and unrealized gain (loss) on investments......	1.30	0.54	2.64	0.99	2.50	(2.19)
Total from investment operations.............	1.26	0.48	2.60	0.90	2.42	(2.24)
Less distributions from:						
Net investment income...	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions..........	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*
Net asset value, end of period...........	$14.33	$13.07	$12.59	$9.99	$9.09	$6.67
Total return[1]	9.63%	3.89%	26.03%	9.90%	36.28%	–25.13%
Net assets, end of period (in millions)............	$122	$104	$105	$68	$50	$14
Ratio of expenses to average net assets including voluntary expense waiver	1.59%[2]	1.59%	1.62%	1.65%	1.84%	1.17%
Ratio of net investment loss to average net assets including voluntary expense waiver	–0.56%[2]	–0.48%	–0.30%	–0.95%	–1.20%	–0.49%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.59%[2][3]	1.59%[3]	1.62%[3]	1.70%	1.89%	2.02%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	–0.56%[2][3]	–0.48%[3]	–0.30%[3]	–1.00%	–1.25%	–1.34%
Portfolio turnover rate	21%	25%	28%	25%	24%	36%

 *Not shown due to rounding.
(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period........	$12.18	$11.85	$ 9.50	$8.75	$6.49	$8.81
Income (loss) from investment operations:						
Net investment loss	(0.13)	(0.23)	(0.18)	(0.23)	(0.17)	(0.14)
Net realized and unrealized gain (loss) on investments...	1.24	0.56	2.53	0.98	2.43	(2.18)
Total from investment operations...............	1.11	0.33	2.35	0.75	2.26	(2.32)
Less distributions from:						
Net investment income.....	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period............	$13.29	$12.18	$11.85	$9.50	$8.75	$6.49
Total return	9.11%	2.79%	24.74%	8.57%	34.82%	−26.33%
Net assets, end of period (in millions).............	$11	$11	$12	$11	$12	$2
Ratio of expenses to average net assets including voluntary expense waiver...	2.57%[1]	2.62%	2.70%	2.81%	3.04%	2.73%
Ratio of net investment loss to average net assets including voluntary expense waiver...........	−1.53%[1]	−1.52%	−1.43%	−2.12%	−2.37%	−2.05%
Ratio of expenses to average net assets excluding voluntary expense waiver...	2.57%[1][2]	2.62%[2]	2.70%[2]	2.81%[2]	3.09%	3.58%
Ratio of net investment loss to average net assets excluding voluntary expense waiver...........	−1.53%[1][2]	−1.52%[2]	−1.43%[2]	−2.12%[2]	−2.43%	−2.90%
Portfolio turnover rate	21%	25%	28%	25%	24%	36%

(1) Annualized.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period.	$12.48	$12.10	$ 9.67	$8.86	$6.56	$8.85
Income (loss) from investment operations:						
Net investment loss	(0.11)	(0.19)	(0.12)	(0.15)	(0.13)	(0.10)
Net realized and unrealized gain (loss) on investments	1.25	0.57	2.55	0.96	2.43	(2.19)
Total from investment operations.	1.14	0.38	2.43	0.81	2.30	(2.29)
Less distributions from:						
Net investment income. .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.	$13.62	$12.48	$12.10	$9.67	$8.86	$6.56
Total return	9.21%	3.14%	25.13%	9.14%	35.06%	–25.88%
Net assets, end of period (in millions).	$12	$12	$14	$11	$10	$3
Ratio of expenses to average net assets including voluntary expense waiver	2.35%[1]	2.35%	2.35%	2.35%	2.59%	2.18%
Ratio of net investment loss to average net assets including voluntary expense waiver	–1.32%[1]	–1.25%	–1.09%	–1.66%	–1.98%	–1.50%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.37%[1][2]	2.42%	2.40%	2.46%	2.64%	3.03%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	–1.34%[1][2]	–1.32%	–1.14%	–1.77%	–2.03%	–2.35%
Portfolio turnover rate	21%	25%	28%	25%	24%	36%

(1) Annualized.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$13.08
Income (loss) from investment operations:	
Net investment loss.	(0.09)[2]
Net realized and unrealized gain on investments.	1.31[2]
Total from investment operations	1.22
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$14.30
Total return[3]	8.99%
Net assets, end of period (in thousands)	$297
Ratio of expenses to average net assets.	2.27%[4]
Ratio of net investment loss to average net assets	−1.25%[4]
Portfolio turnover rate.	21%[5]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$13.23
Income (loss) from investment operations:	
Net investment loss.	(0.01)[2]
Net realized and unrealized gain on investments.	1.42[2]
Total from investment operations	1.41
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$14.64
Total return	10.24%
Net assets, end of period (in millions)	$1
Ratio of expenses to average net assets.	1.16%[3]
Ratio of net investment loss to average net assets	−0.11%[3]
Portfolio turnover rate.	21%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended 3-31-07	For the period from 12-29-05[1] to 3-31-06
Net asset value, beginning of period	$13.05	$12.58	$11.77
Income (loss) from investment operations:			
Net investment income (loss)	(0.05)	(0.07)	0.02
Net realized and unrealized			
gain on investments.	1.30	0.54	0.79
Total from investment operations	1.25	0.47	0.81
Less distributions from:			
Net investment income	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$14.30	$13.05	$12.58
Total return	9.58%	3.74%	6.88%
Net assets, end of period (in thousands)	$129	$111	$107
Ratio of expenses to average net assets.	1.67%[2]	1.71%	1.75%[2]
Ratio of net investment income			
(loss) to average net assets	–0.63%[2]	–0.59%	0.73%[2]
Portfolio turnover rate	21%	25%	28%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2006.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period.......	$13.23	$12.70	$10.04	$ 9.09	$6.67	$8.91
Income (loss) from investment operations:						
Net investment income (loss)	(0.04)	(0.03)	0.05[1]	(0.06)	(0.05)	(0.01)
Net realized and unrealized gain (loss) on investments	1.34	0.56	2.61[1]	1.01	2.47	(2.20)
Total from investment operations..............	1.30	0.53	2.66	0.95	2.42	(2.21)
Less distributions from:						
Net investment income....	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.03)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.03)
Net asset value, end of period...........	$14.53	$13.23	$12.70	$10.04	$9.09	$6.67
Total return	9.83%	4.17%	26.50%	10.45%	36.28%	–24.86%
Net assets, end of period (in thousands)	$12,249	$9,935	$9,009	$1,961	$1,363	$329
Ratio of expenses to average net assets including voluntary expense waiver	1.25%[2]	1.25%	1.25%	1.25%	1.72%	0.86%
Ratio of net investment income (loss) to average net assets including voluntary expense waiver ..	–0.22%[2]	–0.15%	0.43%	–0.55%	–0.91%	–0.18%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.41%[2]	1.42%	1.43%	1.48%	1.77%	1.71%
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver ..	–0.38%[2]	–0.32%	0.25%	–0.78%	–0.96%	–1.03%
Portfolio turnover rate	21%	25%	28%	25%	24%	36%

[1]Based on average weekly shares outstanding.
[2]Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY MONEY MARKET FUND

Portfolio Highlights

On September 30, 2007, Ivy Money Market Fund had net assets totaling $83,824,975.

As a shareholder of the Fund, for every $100 you had invested on September 30, 2007, your Fund owned:



Corporate Obligations – Commercial Paper	$34.94
Corporate Obligations – Notes	$27.09
Municipal Obligations – Taxable	$15.48
Corporate Obligations – Commercial Paper (backed by irrevocable bank letter of credit)	$13.39
Corporate Obligations – Certificates of Deposit.	$ 4.41
United States Government Agency Obligations.	$ 4.10
Cash and Cash Equivalents and Other Government Securities	$ 0.59

Please remember that an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The Investments of Ivy Money Market Fund

September 30, 2007 *(Unaudited)*

CORPORATE OBLIGATIONS	Principal Amount in Thousands	Value
Certificate of Deposit – 4.41%		
Banks		
Barclays Bank PLC,		
5.37%, 4–15–08	$1,000	$ 1,000,000
Citibank, N.A.:		
5.32%, 11–9–07	500	500,000
5.47%, 11–27–07	500	500,000
5.62%, 12–7–07	1,100	1,100,000
Royal Bank of Scotland PLC (The),		
5.68%, 12–14–07	600	600,446
		3,700,446
Commercial Paper		
Banks – 5.08%		
Bank of America Corporation,		
5.45%, 11–16–07	700	695,125
Barclays U.S. Funding Corp.,		
5.35%, 1–17–08	2,000	1,967,900
Lloyds TSB Bank PLC,		
5.59%, 10–17–07	1,600	1,596,025
		4,259,050
Beverages – 3.31%		
Coca-Cola Company (The),		
5.22%, 12–6–07	2,800	**2,773,204**
Capital Equipment – 4.02%		
Deere (John) Capital Corporation:		
5.24%, 10–16–07	1,000	997,817
5.25%, 11–5–07	500	497,448
5.18%, 11–20–07	1,893	1,879,381
		3,374,646
Electrical Equipment – 2.37%		
W.W. Grainger, Inc.,		
5.25%, 11–20–07	2,000	**1,985,417**
Finance Companies – 2.93%		
PACCAR Financial Corp.,		
5.25%, 11–15–07	975	968,601
Unilever Capital Corporation:		
5.34%, 12–10–07	1,000	989,617
5.31%, 12–13–07	500	494,616
		2,452,834

See Notes to Schedule of Investments on page 157.

The Investments of Ivy Money Market Fund

September 30, 2007 *(Unaudited)*

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Food and Related – 5.17%		
McCormick & Co. Inc.:		
5.22%, 11–28–07	$1,500	$ 1,487,385
5.15%, 2–29–08	1,400	1,369,758
Nestle Capital Corp.:		
5.3%, 11–14–07	256	254,342
5.09%, 3–13–08	1,250	1,221,015
		4,332,500
Health Care – Drugs – 1.07%		
GlaxoSmithKline Finance plc,		
5.4%, 10–5–07	900	**899,460**
Household – General Products – 2.38%		
Procter & Gamble International Funding S.C.A.		
(Procter & Gamble Company (The)):		
5.27%, 10–10–07	1,000	998,682
5.25%, 11–19–07	1,000	992,854
		1,991,536
Mining – 1.41%		
BHP Billiton Finance (USA) Limited (BHP Billiton		
Limited),		
5.1%, 10–1–07	1,182	**1,182,000**
Multiple Industry – 3.86%		
General Electric Capital Corporation,		
5.25%, 10–16–07	1,250	1,247,266
Honeywell International Inc.:		
5.27%, 11–8–07	500	497,219
5.25%, 11–15–07	1,500	1,490,156
		3,234,641
Security and Commodity Brokers – 3.34%		
UBS Finance Delaware LLC (UBS AG):		
5.25%, 10–23–07	1,100	1,096,471
5.25%, 10–26–07	800	797,083
5.48%, 12–12–07	380	375,835
5.31%, 3–6–08	250	244,210
4.775%, 6–24–08	300	289,376
		2,802,975
Total Commercial Paper – 34.94%		**29,288,263**

See Notes to Schedule of Investments on page 157.

The Investments of Ivy Money Market Fund

September 30, 2007 *(Unaudited)*

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Commercial Paper (backed by irrevocable bank letter of credit)		
Finance Companies – 8.63%		
NATC California LLC (Suntrust Bank),		
5.24%, 10–11–07	$1,500	$ 1,497,817
River Fuel Company #2, Inc.		
(Bank of New York (The)),		
5.25%, 10–31–07	1,910	1,901,644
River Fuel Funding Company #3, Inc.		
(Bank of New York (The)),		
5.09%, 1–31–08	152	149,378
River Fuel Trust #1 (Bank of New York (The)):		
5.47%, 10–31–07	500	497,721
5.59%, 10–31–07	700	696,739
Vehicle Services of America Ltd.		
(Bank of America, N.A.),		
5.43%, 10–22–07	2,500	2,492,081
		7,235,380
Food and Related – 4.76%		
COFCO Capital Corp. (Rabobank Nederland):		
5.65%, 10–18–07	1,000	997,332
5.77%, 10–18–07	3,000	2,991,826
		3,989,158
Total Commercial Paper (backed by irrevocable bank letter of credit) – 13.39%		11,224,538
Notes		
Banks – 4.40%		
Barclays Bank PLC, New York Branch,		
5.35%, 5–5–08	500	500,000
Lloyds TSB Bank PLC,		
5.7675%, 10–9–07 (A)	655	655,000
U.S. Bank, N.A.,		
6.3%, 7–15–08	825	830,429
Wells Fargo & Company:		
5.78%, 10–2–07 (A)	500	500,000
5.8325%, 10–15–07 (A)	1,200	1,200,000
		3,685,429
Business Equipment and Services – 0.88%		
Playworld Systems Incorporated, Taxable Variable Rate Demand/Fixed Rate Revenue Bonds, Series A of 1998 (Wachovia Bank, N.A.),		
5.25%, 10–3–07 (A)	740	**740,000**

See Notes to Schedule of Investments on page 157.

The Investments of Ivy Money Market Fund

September 30, 2007 *(Unaudited)*

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Capital Equipment – 0.48%		
Deere (John) Capital Corporation,		
5.3825%, 12–27–07	$ 400	$ 400,000
Computers – Main and Mini – 2.09%		
International Business Machines Corporation:		
5.68%, 10–3–07 (A)	750	750,000
5.83%, 10–9–07 (A)	1,000	1,000,000
		1,750,000
Finance Companies – 7.25%		
Capital Markets Access Company LC,		
Taxable Variable Rate Demand Bonds		
(LSPB Real Estate, LLC Project),		
Series 2007 (Wachovia Bank, N.A.),		
5.2%, 10–4–07 (A)	1,380	1,380,000
Caterpillar Financial Services Corporation,		
3.8%, 2–8–08	750	745,545
P&W Holdings, LLC, Taxable Variable Rate		
Demand Bonds, Series 2005		
(Wachovia Bank, N.A.),		
5.13%, 10–4–07 (A)	250	250,000
Park Street Properties I, LLC, Taxable		
Variable Rate Demand Notes, Series 2004		
(University of Wisconsin – Madison Projects),		
(U.S. Bank, National Association),		
5.13%, 10–4–07 (A)	390	390,000
Toyota Motor Credit Corporation:		
5.24%, 5–2–08	1,800	1,800,000
5.28%, 5–23–08	665	665,000
5.41%, 6–16–08	500	500,000
Unilever Capital Corporation,		
5.79625%, 10–12–07 (A)	350	350,000
		6,080,545
Forest and Paper Products – 0.60%		
Kimberly-Clark Corporation,		
5.263%, 12–19–07	500	500,000
Health Care – General – 0.85%		
B & D Associates, LLP and Eye Associates of		
Boca Raton, P.A., Taxable Variable Rate		
Demand Bonds (B& D Associates Project),		
Series 2005 (Wachovia Bank, N.A.),		
5.13%, 10–4–07 (A)	710	710,000

See Notes to Schedule of Investments on page 157.

The Investments of Ivy Money Market Fund

September 30, 2007 *(Unaudited)*

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Household – General Products – 1.04%		
Watts Brothers Frozen Foods, L.L.C., Variable Rate Demand Taxable Revenue Bonds, 1997 (U.S. Bank of Washington, National Association), 5.15%, 10–4–07 (A)	$ 869	$ 869,000
Multiple Industry – 4.00%		
3M Company, 5.656%, 12–12–07 (B)	1,500	1,500,876
Coweta Summit Associates, LLC, Taxable Revenue Bonds, Series 2005 (SunTrust Bank), 5.3%, 10–3–07 (A)	1,600	1,600,000
General Electric Capital Corporation, 4.125%, 3–4–08	250	248,579
		3,349,455
Non-Residential Construction – 0.36%		
Healthcare Property Group, LLC, Taxable Variable Rate Bonds, Series 2005 (SunTrust Bank), 5.3%, 10–3–07 (A)	300	300,000
Real Estate Investment Trust – 0.91%		
Arden Realty Limited Partnership, 7.0%, 11–15–07	765	766,497
Retail – General Merchandise – 2.75%		
Wal-Mart Stores, Inc., 5.933%, 6–1–08	2,300	2,307,699
Security and Commodity Brokers – 0.89%		
UBS AG, 5.4%, 2–1–08	750	749,524
Trucking and Shipping – 0.59%		
Volpe Family Partnership, L.P., Taxable Variable Rate Demand Revenue Bonds, Series of 2001 (Wachovia Bank, N.A.), 5.18%, 10–4–07 (A)	495	495,000
Total Notes – 27.09%		22,703,149
TOTAL CORPORATE OBLIGATIONS – 79.83%		$66,916,396
(Cost: $66,916,396)		

See Notes to Schedule of Investments on page 157.

The Investments of Ivy Money Market Fund

September 30, 2007 (Unaudited)

MUNICIPAL OBLIGATIONS – TAXABLE	Principal Amount in Thousands	Value
Arkansas – 1.05%		
City of Little Rock, Arkansas, Taxable Variable Rate Demand Revenue Bonds (Ringwood Containers, L.P. Project), Series 2006A (SunTrust Bank),		
5.3%, 10–3–07 (A)	$ 880	$ 880,000
California – 9.66%		
California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds: Air Products Manufacturing Corporation, Taxable Series 1997A,		
5.57%, 10–3–07	3,200	3,200,000
Atlantic Richfield Company Project, Series 1997 (Taxable), (BP p.l.c.),		
5.3%, 10–4–07	3,700	3,700,000
County of Sacramento, Taxable Pension Funding Bonds, Series 1995B (Bayerische Landesbank Girozentrale, New York Branch),		
5.25%, 10–3–07 (A)	1,200	1,200,000
		8,100,000
Georgia – 3.58%		
Municipal Electric Authority of Georgia, General Resolution Projects Bond Anticipation Notes, Series B (Taxable), (Bayerische Landesbank, New York Branch, Wachovia Bank, National Association and WestLB AG, New York Branch):		
5.38%, 10–15–07	1,500	1,500,000
5.56%, 10–17–07	1,500	1,500,000
		3,000,000
Minnesota – 1.19%		
City of Plymouth, Minnesota, Health Facilities Revenue Bonds, WestHealth Taxable Bonds, Series 1994B (Financial Security Assurance Inc.),		
5.1%, 10–4–07 (A)	1,000	**1,000,000**
TOTAL MUNICIPAL OBLIGATIONS – TAXABLE – 15.48%		**$12,980,000**
(Cost: $12,980,000)		

See Notes to Schedule of Investments on page 157.

The Investments of Ivy Money Market Fund

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Federal Home Loan Bank, 5.375%, 9–5–08	$ 650	$ 650,000
Federal Home Loan Mortgage Corporation, 5.375%, 2–12–08	750	750,000
Overseas Private Investment Corporation, 5.15%, 10–3–07 (A)	2,035	2,034,884
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 4.10%		**$ 3,434,884**
(Cost:$3,434,884)		
TOTAL INVESTMENT SECURITIES – 99.41%		**$83,331,280**
(Cost: $83,331,280)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.59%		493,695
NET ASSETS – 100.00%		**$83,824,975**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2007.

(B) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be liquid under guidelines established by the Board of Directors. At September 30, 2007, the total value of this security amounted to 1.79% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

Statement of Assets and Liabilities

IVY MONEY MARKET FUND
September 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $83,331) (Note 1)	$83,331
Cash	37
Receivables:	
Fund shares sold.	958
Interest.	482
Prepaid and other assets	36
Total assets	84,844

LIABILITIES

Payable to Fund shareholders	942
Dividends payable.	31
Accrued shareholder servicing (Note 2).	20
Accrued accounting services fee (Note 2)	4
Accrued management fee (Note 2)	3
Accrued distribution and service fees (Note 2)	1
Other	18
Total liabilities	1,019
Total net assets.	$83,825

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 838
Additional paid-in capital	82,987
Net assets applicable to outstanding units of capital.	$83,825
Net asset value per share (net assets divided by shares outstanding):	
Class A	$1.00
Class B	$1.00
Class C	$1.00
Class E	$1.00
Capital shares outstanding:	
Class A	71,014
Class B	3,614
Class C	8,786
Class E	411
Capital shares authorized	420,000

See Notes to Financial Statements.

Statement of Operations

IVY MONEY MARKET FUND
For the Six Months Ended September 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$2,023
Expenses (Note 2):	
Investment management fee.	150
Shareholder servicing:	
Class A	92
Class B	4
Class C	6
Class E	—*
Distribution fee:	
Class B	11
Class C	27
Registration fees	33
Accounting services fee	23
Service fee:	
Class B	4
Class C	9
Audit fees.	12
Custodian fees.	3
Legal fees	1
Other	17
Total expenses	392
Net investment income	1,631
Net increase in net assets resulting from operations	$1,631

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MONEY MARKET FUND
(In Thousands)   *(Unaudited)*

	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2007
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 1,631	$ 2,758
Net increase in net assets resulting from operations	1,631	2,758
Distributions to shareholders from . . . . net investment income (Note 1F):[1]		
Class A	(1,438)	(2,380)
Class B	(58)	(143)
Class C	(129)	(235)
Class E	(6)	NA
	(1,631)	(2,758)
Capital share transactions (Note 5)	15,275	19,177
Total increase	15,275	19,177
NET ASSETS		
Beginning of period.	68,550	49,373
End of period.	$83,825	$68,550
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 161 - 164.

See Notes to Financial Statements.

Financial Highlights

IVY MONEY MARKET FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period......	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.0223	0.0435	0.0288	0.0083	0.0061	0.0124
Less dividends declared	(0.0223)	(0.0435)	(0.0288)	(0.0083)	(0.0061)	(0.0124)
Net asset value, end of period..........	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	2.27%	4.44%	2.87%	0.82%	0.62%	1.25%
Net assets, end of period (in millions)...........	$71	$59	$44	$39	$45	$10
Ratio of expenses to average net assets including voluntary expense waiver	0.93%[1]	0.88%[2]	0.91%[2]	0.89%[2]	0.67%[2]	0.52%[3]
Ratio of net investment income to average net assets including voluntary expense waiver	4.47%[1]	4.38%[2]	2.87%[2]	0.81%[2]	0.48%[2]	1.26%[3]
Ratio of expenses to average net assets excluding voluntary expense waiver	0.93%[1][4]	0.98%[2]	1.06%[2]	1.20%[2]	0.87%[2]	0.92%[3]
Ratio of net investment income to average net assets excluding voluntary expense waiver	4.47%[1][4]	4.28%[2]	2.72%[2]	0.50%[2]	0.28%[2]	0.86%[3]

(1) Annualized.
(2) Voluntary waiver of expenses to maintain yield of 0.01%.
(3) Based on voluntary waiver of management fees due to Fund net assets below $25 million. See Note 2.
(4) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MONEY MARKET FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period......	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.0177	0.0338	0.0184	0.0014	0.0002	0.0015
Less dividends declared	(0.0177)	(0.0338)	(0.0184)	(0.0014)	(0.0002)	(0.0015)
Net asset value, end of period..........	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	1.81%	3.44%	1.82%	0.14%	0.02%	0.16%
Net assets, end of period (in millions)...........	$4	$4	$2	$1	$1	$1
Ratio of expenses to average net assets including voluntary expense waiver.........	1.83%[1]	1.86%	1.95%	1.57%[2]	1.14%[2]	1.59%[3]
Ratio of net investment income to average net assets including voluntary expense waiver................	3.57%[1]	3.43%	1.86%	0.12%[2]	0.02%[2]	0.14%[3]
Ratio of expenses to average net assets excluding voluntary expense waiver.........	1.83%[1][4]	1.86%[4]	1.95%[4]	1.95%[2]	1.34%[2]	2.06%[3]
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver.........	3.57%[1][4]	3.43%[4]	1.86%[4]	–0.26%[2]	–0.18%[2]	–0.33%[3]

(1) Annualized.
(2) Voluntary waiver of expenses to maintain yield of 0.01%.
(3) Based on voluntary waiver of management fees due to Fund net assets below $25 million. See Note 2.
(4) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MONEY MARKET FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period......	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.0181	0.0340	0.0185	0.0013	0.0002	0.0019
Less dividends declared	(0.0181)	(0.0340)	(0.0185)	(0.0013)	(0.0002)	(0.0019)
Net asset value, end of period...........	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	1.84%	3.45%	1.83%	0.12%	0.02%	0.20%
Net assets, end of period (in millions)............	$9	$6	$3	$5	$6	$10
Ratio of expenses to average net assets including voluntary expense waiver	1.78%[1]	1.84%	1.94%	1.58%[2]	1.16%[2]	1.56%[3]
Ratio of net investment income to average net assets including voluntary expense waiver	3.63%[1]	3.45%	1.75%	0.12%[2]	0.03%[2]	0.18%[3]
Ratio of expenses to average net assets excluding voluntary expense waiver	1.78%[1][4]	1.84%[4]	1.94%[4]	1.99%[2]	1.35%[2]	1.99%[3]
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver	3.63%[1][4]	3.45%[4]	1.75%[4]	–0.29%[2]	–0.17%[2]	–0.25%[3]

(1) Annualized.
(2) Voluntary waiver of expenses to maintain yield of 0.01%.
(3) Based on voluntary waiver of management fees due to Fund net assets below $25 million. See Note 2.
(4) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MONEY MARKET FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$1.00
Net investment income	0.0220
Less dividends declared	(0.0220)
Net asset value, end of period	$1.00
Total return	2.20%
Net assets, end of period (in thousands)	$411
Ratio of expenses to average net assets	0.93%[2]
Ratio of net investment income to average net assets	4.47%[2]

[1]Commencement of operations of the class.
[2]Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY MUNICIPAL BOND FUND

Portfolio Highlights

On September 30, 2007, Ivy Municipal Bond Fund had net assets totaling $26,716,885 invested in a diversified portfolio.

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2007, your Fund owned:



Prerefunded ETM Bonds	$20.91
State, County and City General Obligation Bonds	$15.04
Education Revenue Bonds	$10.81
Special Tax Bonds	$ 7.96
Housing Revenue Bonds	$ 7.40
Hospital Revenue Bonds	$ 7.26
Lifecare Centers Bonds	$ 6.60
Other Municipal Bonds	$ 5.38
Airport Revenue Bonds	$ 4.47
Transportation Revenue Bonds	$ 3.97
Student Loans Bonds	$ 3.81
Cash and Cash Equivalents	$ 2.73
Public Power Revenue Bonds	$ 2.03
Sales Revenue Bonds	$ 1.63

Quality Weightings

On September 30, 2007, the breakdown of municipal bonds (by ratings) held by the Fund, including cash and cash equivalents, was as follows:



■	AAA	51.31%
■	AA	12.18%
■	A	8.07%
■	BBB	17.07%
■	BB	6.82%
■	B	1.00%
■	Below B	0.82%
□	Cash and Cash Equivalents	2.73%

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other rates are available.

The Investments of Ivy Municipal Bond Fund

September 30, 2007   *(Unaudited)*

MUNICIPAL BONDS	Principal Amount in Thousands	Value
Arizona – 1.29%		
City of Bullhead City, Arizona, Bullhead Parkway Improvement District, Improvement Bonds, 6.1%, 1–1–13	$220	$ 220,834
Arizona Health Facilities Authority, Hospital Revenue Bonds (Phoenix Children's Hospital), Series 2007C, 4.84%, 2–1–42 (A)	125	122,899
		343,733
California – 13.54%		
Golden State Tobacco Securitization Corporation: Enhanced Tobacco Settlement Asset-Backed Bonds, Series 2003B, 5.0%, 6–1–43	1,000	1,068,960
Tobacco Settlement Asset-Backed Bonds, Series 2003A–1 (Fixed Rate), 6.75%, 6–1–39	200	231,550
San Mateo County Community College District (County of San Mateo, California), 2002 General Obligation Bonds (Election of 2001), Series A (Current Interest Bonds), 5.375%, 9–1–15	500	541,480
State of California, Various Purpose General Obligation Bonds, 5.0%, 2–1–22	495	513,157
California Statewide Communities Development Authority, Insured Revenue Bonds (Henry Mayo Newhall Memorial Hospital), Series 2007A, 5.0%, 10–1–37	500	502,345
Trustees of the California State University Systemwide Revenue Bonds, Series 2002A, 5.5%, 11–1–15	250	272,097
Moreno Valley Unified School District, General Obligation Bonds, 2004 Election, Series A (Riverside County, California), 5.25%, 8–1–22	240	264,382
Riverside Community College District, Riverside County, California, Election of 2004, General Obligation Bonds, Series 2004A, 5.5%, 8–1–29	200	223,324
		3,617,295

See Notes to Schedule of Investments on page 175.

The Investments of Ivy Municipal Bond Fund

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Florida – 1.00%		
City of Jacksonville, Florida, Better Jacksonville Sales Tax Revenue Bonds, Series 2003, 5.25%, 10–1–19	$250	$ 267,060
Georgia – 0.84%		
Hospital Authority of Cobb County (Georgia), Revenue Anticipation Refunding and Improvement Certificates, Series 2003, 5.25%, 4–1–20	210	225,004
Hawaii – 3.85%		
City and County of Honolulu, Hawaii, General Obligation Refunding Bonds, 1990 Series A, 7.35%, 7–1–08	1,000	1,027,670
Illinois – 8.22%		
Village of Bedford Park, Cook County, Illinois, Water Revenue Bonds, Series 2000A, 6.0%, 12–15–12	955	1,017,295
Bloomington-Normal Airport Authority of McLean County, Illinois, Central Illinois Regional Airport, Passenger Facility Charge Revenue Bonds, Series 2001, 6.05%, 12–15–19	645	663,428
City of Chicago, General Obligation Bonds, Projectand Refunding, Series 2004A, 5.25%, 1–1–21	250	264,412
City of Belleville, Illinois, Tax Increment Refunding Revenue Bonds (Frank Scott Parkway Redevelopment Project), Series 2007A, 5.7%, 5–1–36	250	250,747
		2,195,882
Indiana – 7.11%		
New Albany-Floyd County School Building Corporation, First Mortgage Bonds, Series 2002 (Floyd County, Indiana), 5.75%, 7–15–17	675	738,828
Ball State University Board of Trustees, Ball State University Student Fee Bonds, Series K, 5.75%, 7–1–18	500	537,855

See Notes to Schedule of Investments on page 175.

The Investments of Ivy Municipal Bond Fund

(Unaudited)

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Indiana (Continued)		
Dyer (Indiana) Redevelopment Authority, Economic Development Lease Rental Bonds, Series 1999,		
6.5%, 1–15–24	$300	$ 318,336
East Chicago Elementary School Building Corporation (Lake County, Indiana), First Mortgage Bonds, Series 1993A,		
5.5%, 1–15–16	305	305,271
		1,900,290
Kansas – 3.36%		
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program):		
2002 Series A–5,		
5.55%, 12–1–33	500	523,885
2003 Series A–2,		
5.65%, 6–1–35	205	211,197
2001 Series A–1 (AMT),		
6.3%, 12–1–32	160	162,840
		897,922
Louisiana – 3.77%		
State of Louisiana, Gasoline and Fuels Tax Revenue Bonds:		
2002 Series A,		
5.25%, 6–1–13	500	533,095
2005 Series A,		
5.0%, 5–1–26	200	207,786
Louisiana Local Government Environmental Facilities and Community Development Authority, Mortgage Revenue Bonds, Series 2004A (GNMA Collateralized – Cypress Apartments Project),		
5.5%, 4–20–38	250	265,218
		1,006,099
Maryland – 1.98%		
Maryland Transportation Authority, Airport Parking Revenue Bonds, Series 2002B, Baltimore/ Washington International Airport Projects (Qualified Airport Bonds – AMT),		
5.375%, 3–1–15	500	**530,270**

See Notes to Schedule of Investments on page 175.

The Investments of Ivy Municipal Bond Fund

September 30, 2007   *(Unaudited)*

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Massachusetts – 1.75%		
Massachusetts Development Finance Authority, Revenue Bonds (Linden Ponds, Inc. Facility), Series 2007 A (Tax-Exempt), 5.75%, 11–15–42	$250	$ 248,488
Massachusetts Bay Transportation Authority, Assessment Bonds, 2004 Series A, 5.25%, 7–1–20	200	218,842
		467,330
Michigan – 0.88%		
City of Detroit, Michigan, General Obligation Bonds (Unlimited Tax), Series 2004-A(1), 5.25%, 4–1–23	200	209,974
Garden City Hospital Finance Authority, Hospital Revenue and Refunding Bonds (Garden City Hospital Obligated Group), Series 1998A:		
5.625%, 9–1–10	15	15,425
5.625%, 9–1–10	10	10,186
		235,585
Minnesota – 3.43%		
City of Perham, Minnesota, General Obligation Disposal System Revenue Bonds, Series 2001, 6.0%, 5–1–22	500	515,180
City of Victoria, Minnesota, Private School Facility Revenue Bonds (Holy Family Catholic High School Project), Series 1999A, 5.6%, 9–1–19	400	400,764
		915,944
Missouri – 8.30%		
The Industrial Development Authority of the County of St. Louis, Missouri, Senior Living Facilities Revenue Bonds (Friendship Village of West County), Series 2007A, 5.5%, 9–1–28	500	507,605
City of Raytown, Missouri, Annual Appropriation-Supported Tax Increment and Sales Tax Revenue Bonds (Raytown Live Redevelopment Plan-Redevelopment Project Area 1), Series 2007, 5.125%, 12–1–31	500	507,005

See Notes to Schedule of Investments on page 175.

The Investments of Ivy Municipal Bond Fund

September 30, 2007   *(Unaudited)*

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Missouri (Continued)		
City of Kearney, Missouri, General Obligation Bonds, Series 2001,		
5.5%, 3–1–16	$350	$ 369,313
City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project), Series 2004,		
6.25%, 3–1–24	200	206,910
The Industrial Development Authority of the City of Kansas City, Missouri, Revenue Bonds, Series 2004 (Plaza Library Project),		
5.9%, 3–1–24	200	201,524
Missouri Housing Development Commission, Single Family Mortgage Revenue Bonds (Homeownership Loan Program), 2005 Series D (AMT),		
6.0%, 3–1–36	180	191,932
Broadway-Fairview Transportation Development District (Columbia, Missouri), Transportation Sales Tax Revenue Bonds, Series 2006A,		
6.125%, 12–1–36	175	167,991
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Branson, Missouri) (Branson Landing Project), Series 2004A,		
5.25%, 12–1–19	65	66,609
		2,218,889
Nebraska – 1.14%		
Nebraska Higher Education Loan Program, Inc., Senior Subordinate Bonds, 1993–2, Series A–5A,		
6.2%, 6–1–13	300	**303,891**
Nevada – 3.81%		
Nye County School District, Nevada, General Obligation (Limited Tax) School Building Bonds (PSF Guaranteed), Series 2007,		
6.5%, 5–1–08	1,000	**1,017,380**
New Jersey – 2.00%		
New Jersey Economic Development Authority, School Facilities Construction Bonds: 2004 Series I,		
5.25%, 9–1–24	250	273,753
2005 Series O,		
5.125%, 3–1–30	250	260,225
		533,978

See Notes to Schedule of Investments on page 175.

The Investments of Ivy Municipal Bond Fund

September 30, 2007   *(Unaudited)*

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New Mexico – 0.40%		
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Class I Bonds, 2006 Series D (AMT),		
6.0%, 1–1–37	$100	$ 107,592
New York – 8.11%		
The Port Authority of New York and New Jersey, Consolidated Bonds, One Hundred Twenty-Seventh Series,		
5.5%, 12–15–14	500	540,205
The City of New York, General Obligation Bonds, Fiscal 2003 Series A Current Interest Bonds,		
5.5%, 8–1–10	500	525,435
New York State Thruway Authority, State Personal Income Tax Revenue Bonds (Transportation), Series 2002A,		
5.25%, 3–15–10	500	520,600
Suffolk County Industrial Development Agency (New York), Civic Facility Revenue Bonds: Series 1999B (The Southampton Hospital Association Civic Facility),		
7.625%, 1–1–30	185	194,559
Series 1999A (The Southampton Hospital Association Civic Facility),		
7.25%, 1–1–20	115	119,361
Dormitory Authority of the State of New York, Third General Resolution Revenue Bonds (State University Educational Facilities Issue), Series 2002B,		
5.25%, 11–15–23	250	265,970
		2,166,130
Ohio – 0.59%		
Hamilton County, Ohio, Sewer System Improvement Revenue Bonds, 2005 Series B (The Metropolitan Sewer District of Greater Cincinnati),		
5.0%, 12–1–30	150	**156,420**

See Notes to Schedule of Investments on page 175.

The Investments of Ivy Municipal Bond Fund

September 30, 2007 *(Unaudited)*

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Oklahoma – 1.75%		
Tulsa Public Facilities Authority (Oklahoma), Assembly Center Lease Payment Revenue Bonds, Refunding Series 1985, 6.6%, 7–1–14	$335	$ 366,969
Trustees of the Tulsa Municipal Airport Trust, Revenue Bonds, Refunding Series 2001B, 5.65%, 12–1–35	100	99,991
		466,960
Pennsylvania – 3.22%		
The School District of Philadelphia, Pennsylvania, General Obligation Bonds, Series A of 2002, Prerefunded 2–1–12, 5.5%, 2–1–18	500	538,145
Schuylkill County Industrial Development Authority, Variable Rate Demand Revenue Bonds (Pine Grove Landfill, Inc. Project), 1995 Series, 5.1%, 10–1–19	320	323,619
		861,764
Puerto Rico – 0.98%		
Government Development Bank for Puerto Rico, Senior Notes, 2006 Series B, 5.0%, 12–1–08	200	202,622
Commonwealth of Puerto Rico, Public Improvement Refunding Bonds (General Obligation Bonds), Series 2003 C, 5.0%, 7–1–18	60	60,608
		263,230
Rhode Island – 1.73%		
Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue Bonds, St. Joseph Health Services of Rhode Island Issue, Series 1999, 5.4%, 10–1–09	455	**461,516**
Tennessee – 1.13%		
The Health, Educational and Housing Facilities Board of the County of Sullivan, Tennessee, Hospital Revenue Bonds (Wellmont Health System Project), Series 2006C, 5.25%, 9–1–26	300	**302,535**

See Notes to Schedule of Investments on page 175.

The Investments of Ivy Municipal Bond Fund

(Unaudited)

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Texas – 7.14%		
Tarrant County Cultural Education Facilities Finance Corporation, Retirement Facility Revenue Bonds: Northwest Senior Housing Corporation – Edgemere Project, Series 2006A,		
6.0%, 11–15–36	$500	$ 511,585
Buckingham Senior Living Community, Inc. Project, Series 2007,		
5.625%, 11–15–27	500	496,690
North Central Texas Health Facilities Development Corporation, Retirement Facility Revenue Bonds (Northwest Senior Housing Corporation – Edgemere Project), Series 1999A, Fixed Rate Bonds:		
7.25%, 11–15–19	235	257,031
7.5%, 11–15–29	140	153,832
Pflugerville Independent School District (Travis County, Texas), Unlimited Tax School Building Bonds, Series 2001,		
5.5%, 8–15–19	250	267,458
Dallas-Fort Worth International Airport Facility Improvement Corporation, American Airlines, Inc., Revenue Refunding Bonds, Series 2000C,		
6.15%, 5–1–29	220	220,161
		1,906,757
Vermont – 0.79%		
Vermont Housing Finance Agency, Single Family Housing Bonds, Series 27 (AMT),		
5.5%, 11–1–37	200	**211,232**
Virginia – 1.99%		
City of Chesapeake, Virginia, General Obligation Public Improvement and Refunding Bonds, Series of 2001,		
5.5%, 12–1–17	500	**533,000**

See Notes to Schedule of Investments on page 175.

The Investments of Ivy Municipal Bond Fund

(Unaudited)

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Washington – 2.03%		
Energy Northwest, Project No. 1 Refunding Electric Revenue Bonds, Series 2002-A,		
5.75%, 7–1–16	$500	$ 542,385
Wyoming – 1.14%		
Housing Authority of the City of Cheyenne, Housing Revenue Bonds (Foxcrest II Project), Series 2004,		
5.75%, 6–1–34	300	304,611
TOTAL MUNICIPAL BONDS – 97.27%		$25,988,354
(Cost: $25,489,648)		
SHORT-TERM SECURITIES – 1.22%		
Forest and Paper Products		
Sonoco Products Co.,		
5.6%, 10–1–07	326	326,000
(Cost: $326,000)		
TOTAL INVESTMENT SECURITIES – 98.49%		$26,314,354
(Cost: $25,815,648)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.51%		402,531
NET ASSETS – 100.00%		$26,716,885

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2007.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY MUNICIPAL BOND FUND
September 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $25,816) (Notes 1 and 3)	$26,314
Receivables:	
Interest	352
Investment securities sold	101
Fund shares sold	89
Prepaid and other assets	25
Total assets	26,881

LIABILITIES

Payable for investment securities purchased	100
Payable to Fund shareholders	29
Dividends payable	7
Due to Custodian	6
Accrued shareholder servicing (Note 2)	5
Accrued accounting services fee (Note 2)	2
Accrued distribution and service fees (Note 2)	1
Accrued management fee (Note 2)	1
Other	13
Total liabilities	164
Total net assets	$26,717

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 24
Additional paid-in capital	26,788
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	11
Accumulated undistributed net realized loss on investment transactions	(605)
Net unrealized appreciation in value of investments	499
Net assets applicable to outstanding units of capital	$26,717
Net asset value per share (net assets divided by shares outstanding):	
Class A	$11.00
Class B	$11.00
Class C	$11.00
Class Y	$11.00
Capital shares outstanding:	
Class A	1,124
Class B	115
Class C	1,188
Class Y	2
Capital shares authorized	200,000

See Notes to Financial Statements.

Statement of Operations

IVY MUNICIPAL BOND FUND
For the Six Months Ended September 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization	$633
Expenses (Note 2):	
Investment management fee	67
Distribution fee:	
Class B	5
Class C	53
Class Y	—*
Service fee:	
Class A	13
Class B	1
Class C	18
Registration fees	23
Shareholder servicing:	
Class A	7
Class B	1
Class C	14
Class Y	—*
Accounting services fee	14
Audit fees	11
Custodian fees	2
Other	12
Total	241
Less voluntary waiver of investment management fee (Note 2)	(13)
Total expenses	228
Net investment income	405

REALIZED AND UNREALIZED LOSS
ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments	(57)
Unrealized depreciation in value of investments during the period	(209)
Net loss on investments	(266)
Net increase in net assets resulting from operations	$139

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets
IVY MUNICIPAL BOND FUND

(In Thousands)   *(Unaudited)*

	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2007
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 405	$ 771
Realized net gain (loss) on investments	(57)	21
Unrealized appreciation (depreciation)	(209)	154
Net increase in net assets resulting from operations	139	946
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(186)	(272)
Class B	(17)	(41)
Class C	(199)	(457)
Class Y	(—)*	(2)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(402)	(772)
Capital share transactions (Note 5)	1,947	1,797
Total increase	1,684	1,971
NET ASSETS		
Beginning of period	25,033	23,062
End of period	$26,717	$25,033
Undistributed net investment income	$ 11	$ 8

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 179 - 182.

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period......	$11.12	$11.04	$11.13	$11.31	$11.10	$10.61
Income (loss) from investment operations:						
Net investment income...	0.20[1]	0.41[1]	0.42	0.38	0.37	0.42
Net realized and unrealized gain (loss) on investments......	(0.12)[1]	0.08[1]	(0.09)	(0.17)	0.21	0.49
Total from investment operations.............	0.08	0.49	0.33	0.21	0.58	0.91
Less distributions from:						
Net investment income...	(0.20)	(0.41)	(0.42)	(0.39)	(0.37)	(0.42)
Capital gains...........	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions..........	(0.20)	(0.41)	(0.42)	(0.39)	(0.37)	(0.42)
Net asset value, end of period...........	$11.00	$11.12	$11.04	$11.13	$11.31	$11.10
Total return[2]	0.74%	4.51%	3.00%	1.89%	5.36%	8.71%
Net assets, end of period (in millions)............	$13	$9	$6	$5	$4	$3
Ratio of expenses to average net assets including voluntary expense waiver	1.29%[3]	1.11%	0.90%	1.13%	1.25%	1.15%
Ratio of net investment income to average net assets including voluntary expense waiver.........	3.64%[3]	3.67%	3.77%	3.42%	3.35%	3.79%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.39%[3]	1.35%	1.33%	1.39%	1.25%[4]	1.15%[4]
Ratio of net investment income to average net assets excluding voluntary expense waiver.........	3.54%[3]	3.43%	3.34%	3.16%	3.35%[4]	3.79%[4]
Portfolio turnover rate	47%	26%	20%	17%	11%	40%

(1) Based on average weekly shares outstanding.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.
(4) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$11.12	$11.04	$11.13	$11.31	$11.10	$10.61
Income (loss) from investment operations:						
Net investment income . . .	0.16	0.32	0.34	0.30	0.28	0.33
Net realized and unrealized gain (loss) on investments	(0.12)	0.08	(0.09)	(0.18)	0.21	0.49
Total from investment operations	0.04	0.40	0.25	0.12	0.49	0.82
Less distributions from:						
Net investment income . . .	(0.16)	(0.32)	(0.34)	(0.30)	(0.28)	(0.33)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.16)	(0.32)	(0.34)	(0.30)	(0.28)	(0.33)
Net asset value, end of period	$11.00	$11.12	$11.04	$11.13	$11.31	$11.10
Total return	0.34%	3.70%	2.20%	1.09%	4.50%	7.81%
Net assets, end of period (in millions)	$1	$1	$1	$1	$1	$1
Ratio of expenses to average net assets including voluntary expense waiver	2.08%[1]	1.85%	1.70%	1.90%	2.06%	1.96%
Ratio of net investment income to average net assets including voluntary expense waiver .	2.86%[1]	2.92%	2.96%	2.65%	2.54%	2.98%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.18%[1]	2.09%	2.13%	2.16%	2.06%[2]	1.96%[2]
Ratio of net investment income to average net assets excluding voluntary expense waiver	2.76%[1]	2.68%	2.53%	2.39%	2.54%[2]	2.98%[2]
Portfolio turnover rate	47%	26%	20%	17%	11%	40%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period......	$11.12	$11.04	$11.13	$11.31	$11.10	$10.61
Income (loss) from investment operations:						
Net investment income...	0.16	0.32	0.34	0.29	0.28	0.32
Net realized and unrealized gain (loss) on investments......	(0.12)	0.08	(0.09)	(0.17)	0.21	0.49
Total from investment operations.............	0.04	0.40	0.25	0.12	0.49	0.81
Less distributions from:						
Net investment income...	(0.16)	(0.32)	(0.34)	(0.30)	(0.28)	(0.32)
Capital gains...........	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions..........	(0.16)	(0.32)	(0.34)	(0.30)	(0.28)	(0.32)
Net asset value, end of period...........	$11.00	$11.12	$11.04	$11.13	$11.31	$11.10
Total return...............	0.33%	3.69%	2.19%	1.04%	4.45%	7.75%
Net assets, end of period (in millions)............	$13	$15	$16	$18	$20	$25
Ratio of expenses to average net assets including voluntary expense waiver.........	2.10%[1]	1.87%	1.69%	1.93%	2.10%	2.03%
Ratio of net investment income to average net assets including voluntary expense waiver.........	2.84%[1]	2.90%	2.97%	2.62%	2.50%	2.95%
Ratio of expenses to average net assets excluding voluntary expense waiver.........	2.20%[1]	2.11%	2.12%	2.19%	2.10%[2]	2.03%[2]
Ratio of net investment income to average net assets excluding voluntary expense waiver.........	2.74%[1]	2.66%	2.54%	2.36%	2.50%[2]	2.95%[2]
Portfolio turnover rate......	47%	26%	20%	17%	11%	40%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period......	$11.12	$11.04	$11.13	$11.31	$11.10	$10.61
Income (loss) from investment operations:						
Net investment income...	0.19[1]	0.39[1]	0.42	0.37	0.35	0.40
Net realized and unrealized gain (loss) on investments	(0.12)[1]	0.08[1]	(0.09)	(0.18)	0.21	0.49
Total from investment operations.............	0.07	0.47	0.33	0.19	0.56	0.89
Less distributions from:						
Net investment income...	(0.19)	(0.39)	(0.42)	(0.37)	(0.35)	(0.40)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions..........	(0.19)	(0.39)	(0.42)	(0.37)	(0.35)	(0.40)
Net asset value, end of period...........	$11.00	$11.12	$11.04	$11.13	$11.31	$11.10
Total return	0.67%	4.36%	2.98%	1.75%	5.13%	8.52%
Net assets, end of period (in thousands)	$25	$25	$46	$44	$5	$4
Ratio of expenses to average net assets including voluntary expense waiver	1.44%[2]	1.23%	0.92%	1.22%	1.44%	1.33%
Ratio of net investment income to average net assets including voluntary expense waiver	3.50%[2]	3.55%	3.74%	3.13%	3.14%	3.64%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.54%[2]	1.47%	1.35%	1.48%	1.44%[3]	1.33%[3]
Ratio of net investment income to average net assets excluding voluntary expense waiver	3.40%[2]	3.31%	3.31%	2.87%	3.14%[3]	3.64%[3]
Portfolio turnover rate	47%	26%	20%	17%	11%	40%

(1)Based on average weekly shares outstanding.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY SCIENCE AND TECHNOLOGY FUND

Portfolio Highlights

On September 30, 2007, Ivy Science and Technology Fund had net assets totaling $533,426,376 invested in a diversified portfolio of:

70.14%	Domestic Common Stocks
17.72%	Foreign Common Stocks
12.14%	Cash and Cash Equivalents

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2007, your Fund was invested by industry and geographic region, respectively, as follows:



Technology Stocks	$30.51
Health Care Stocks	$15.46
Business Equipment and Services Stocks	$14.51
Consumer Durables Stocks	$13.19
Cash and Cash Equivalents	$12.14
Energy Stocks	$ 5.98
Miscellaneous Stocks	$ 4.27
Consumer Nondurables Stocks	$ 3.94

The Investments of Ivy Science and Technology Fund

September 30, 2007   *(Unaudited)*

COMMON STOCKS	Shares	Value
Business Equipment and Services – 5.03%		
Euronet Worldwide, Inc.*	435,700	$ 12,966,432
Global Cash Access, Inc.*	604,900	6,405,891
Telvent GIT, S.A.	220,500	5,505,885
Veraz Networks, Inc.*	279,900	1,960,700
		26,838,908
Chemicals – Petroleum and Inorganic – 2.12%		
E.I. du Pont de Nemours and Company	228,100	11,304,636
Communications Equipment – 1.23%		
Marvell Technology Group Ltd.*	402,200	6,590,047
Computers – Micro – 3.61%		
Apple Inc.*	76,000	11,664,860
Sun Microsystems, Inc.*	1,355,300	7,610,010
		19,274,870
Computers – Peripherals – 10.74%		
ACI Worldwide, Inc.*	336,100	7,516,876
Aspen Technology, Inc.*	1,184,300	16,941,411
Intuit Inc.*	231,400	7,012,577
Lawson Software, Inc.*	1,335,400	13,360,677
Netezza Corporation*	173,400	2,169,234
Synaptics Incorporated*	215,600	10,285,198
		57,285,973
Consumer Electronics – 13.19%		
Garmin Ltd.	112,800	13,466,064
NAVTEQ Corporation*	190,700	14,868,879
Nintendo Co., Ltd. (A)	10,400	5,414,356
Research In Motion Limited*	371,450	36,598,969
		70,348,268
Defense – 2.15%		
ESCO Technologies Inc.*	345,900	11,497,716
Electrical Equipment – 1.07%		
Power-One, Inc.*	1,116,100	5,697,691
Electronic Components – 12.78%		
Cree, Inc.*	617,300	19,176,424
Flextronics International Ltd.*	212,200	2,373,457
Himax Technologies, Inc., ADR*	853,400	3,477,605
IPG Photonics Corporation*	109,700	2,161,090
Intel Corporation	307,000	7,940,555

See Notes to Schedule of Investments on page 187.

The Investments of Ivy Science and Technology Fund

September 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Electronic Components (Continued)		
MediaTek Incorporation (A)	456,200	$ 8,219,568
PMC-Sierra, Inc.*	1,129,000	9,477,955
Samsung Electronics Co., Ltd. (A)	20,500	12,879,698
Syntax-Brillian Corporation*	611,900	2,462,898
		68,169,250
Food and Related – 3.94%		
Archer Daniels Midland Company	439,500	14,538,660
Bunge Limited	60,400	6,489,980
		21,028,640
Health Care – Drugs – 3.20%		
Affymetrix, Inc.*	262,600	6,659,536
Amgen Inc.*	91,000	5,150,600
Animal Health International, Inc.*	473,000	5,250,300
		17,060,436
Health Care – General – 2.93%		
Advanced Medical Optics, Inc.*	182,300	5,576,557
Home Diagnostics, Inc.*	136,900	1,312,186
Radiation Therapy Services, Inc.*	213,500	4,435,463
Volcano Corporation*	261,480	4,298,731
		15,622,937
Hospital Supply and Management – 9.33%		
Cerner Corporation*	566,400	33,865,056
HMS Holdings Corp.*	281,900	6,923,464
HealthSouth Corporation*	265,940	4,656,609
UnitedHealth Group Incorporated	89,600	4,339,328
		49,784,457
Multiple Industry – 0.86%		
Pentair, Inc.	137,900	4,575,522
Petroleum – International – 5.02%		
Noble Energy, Inc.	382,200	26,769,288
Petroleum – Services – 0.96%		
ION Geophysical Corporation*	370,100	5,118,483
Retail – Specialty Stores – 0.22%		
Conn's, Inc.*	48,300	1,152,921

See Notes to Schedule of Investments on page 187.

COMMON STOCKS (Continued)	Shares	Value
Timesharing and Software – 9.48%		
Alliance Data Systems Corporation*	349,500	$ 27,065,280
Eclipsys Corporation*	344,000	8,010,040
Fidelity National Information Services, Inc.	111,300	4,938,381
Google Inc., Class A*	18,600	10,555,221
		50,568,922
TOTAL COMMON STOCKS – 87.86%		**$468,688,965**
(Cost: $364,541,093)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Beverages – 0.75%		
Diageo Capital plc (Diageo plc),		
5.9%, 10–10–07	$4,000	**3,994,100**
Capital Equipment – 0.56%		
Deere (John) Capital Corporation,		
5.07%, 10–19–07	2,980	**2,972,446**
Construction Materials – 0.56%		
Black & Decker Corp.,		
5.36%, 10–17–07	3,000	**2,992,853**
Electrical Equipment – 0.23%		
W.W. Grainger, Inc.,		
4.78%, 10–24–07	1,250	**1,246,183**
Food and Related – 1.96%		
General Mills, Inc.,		
5.75%, 10–26–07	5,482	5,460,110
Kellogg Co.,		
5.85%, 10–9–07	5,000	4,993,500
		10,453,610
Forest and Paper Products – 1.01%		
Sonoco Products Co.,		
5.6%, 10–1–07	5,357	**5,357,000**
Health Care – Drugs – 0.56%		
GlaxoSmithKline Finance plc,		
5.4%, 10–5–07	3,000	**2,998,200**

See Notes to Schedule of Investments on page 187.

The Investments of Ivy Science and Technology Fund

September 30, 2007 *(Unaudited)*

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Household – General Products – 2.08%		
Clorox Co.,		
5.42%, 10–9–07	$7,000	$ 6,991,569
Fortune Brands Inc.,		
5.67%, 10–22–07	4,125	4,111,356
		11,102,925
Publishing – 0.56%		
Gannett Co., Inc.,		
5.8%, 10–5–07	3,000	2,998,067
Utilities – Electric – 0.38%		
Detroit Edison Co.,		
5.415%, 10–11–07	2,000	1,996,992
Utilities – Gas and Pipeline – 1.96%		
Michigan Consolidated Gas Co.:		
5.55%, 10–15–07	5,000	4,989,208
5.6%, 10–16–07	4,000	3,990,667
Questar Corporation,		
5.45%, 10–23–07	1,500	1,495,004
		10,474,879
TOTAL SHORT-TERM SECURITIES – 10.61%		$ 56,587,255
(Cost: $56,587,255)		
TOTAL INVESTMENT SECURITIES – 98.47%		$525,276,220
(Cost: $421,128,348)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.53%		8,150,156
NET ASSETS – 100.00%		$533,426,376

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY SCIENCE AND TECHNOLOGY FUND
September 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $421,128) (Notes 1 and 3)	$525,276
Cash denominated in foreign currencies (cost – $90)	91
Receivables:	
Investment securities sold.	5,312
Fund shares sold.	3,877
Dividends and interest.	15
Prepaid and other assets	51
Total assets	534,622

LIABILITIES

Payable to Fund shareholders	626
Due to custodian.	182
Accrued shareholder servicing (Note 2).	138
Payable for investment securities purchased	94
Accrued management fee (Note 2)	37
Accrued accounting services fee (Note 2)	12
Accrued distribution fee (Note 2)	12
Accrued service fee (Note 2)	8
Other.	87
Total liabilities.	1,196
Total net assets.	$533,426

See Notes to Financial Statements.

Statement of Assets and Liabilities *(Continued)*

IVY SCIENCE AND TECHNOLOGY FUND
September 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

NET ASSETS

$0.01 par value capital stock:		
Capital stock	$	163
Additional paid-in capital		385,322
Accumulated undistributed income (loss):		
Accumulated undistributed net investment loss		(2,132)
Accumulated undistributed net realized gain on		
investment transactions		45,923
Net unrealized appreciation in value of investments.		104,150
Net assets applicable to outstanding units of capital.		$533,426
Net asset value per share (net assets divided by shares outstanding):		
Class A		$33.16
Class B		$30.65
Class C		$31.24
Class E		$33.06
Class I		$34.79
Class R		$33.06
Class Y		$34.24
Capital shares outstanding:		
Class A		7,467
Class B		740
Class C		4,129
Class E		20
Class I		81
Class R		23
Class Y		3,793
Capital shares authorized		350,000

See Notes to Financial Statements.

Statement of Operations

IVY SCIENCE AND TECHNOLOGY FUND
For the Six Months Ended September 30, 2007
(In Thousands) *(Unaudited)*

INVESTMENT LOSS

Income (Note 1B):

Interest and amortization.	$ 988
Dividends (net of foreign withholding taxes of $64)	779
Total income	1,767

Expenses (Note 2):

Investment management fee	1,926
Distribution fee:	
Class B	76
Class C	442
Class E	—*
Class R	1
Class Y	130
Shareholder servicing:	
Class A	264
Class B	47
Class C	182
Class E	2
Class I	2
Class R	1
Class Y	85
Service fee:	
Class A	261
Class B	25
Class C	148
Class R	1
Accounting services fee	70
Custodian fees	36
Audit fees	13
Legal fees	3
Other	127
Total expenses	3,842
Net investment loss	(2,075)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	35,947
Realized net loss on foreign currency exchange transactions	(16)
Realized net gain on investments	35,931
Unrealized appreciation in value of investments during the period	31,784
Net gain on investments	67,715
Net increase in net assets resulting from operations	$65,640

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY SCIENCE AND TECHNOLOGY FUND
(In Thousands)   *(Unaudited)*

	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2007
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (2,075)	$ (4,048)
Realized net gain on investments	35,931	13,291
Unrealized appreciation	31,784	10,029
Net increase in net assets resulting from operations	65,640	19,272
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class R	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(366)
Class B	(—)	(42)
Class C	(—)	(251)
Class E	(—)	NA
Class I	(—)	NA
Class R	(—)	(—)*
Class Y	(—)	(149)
	(—)	(808)
Capital share transactions (Note 5)	77,096	19,752
Total increase	142,736	38,216
NET ASSETS		
Beginning of period	390,690	352,474
End of period	$533,426	$390,690
Undistributed net investment loss	$ (2,132)	$ (41)

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 192 - 198.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period.	$28.70	$27.08	$21.34	$19.55	$14.17	$18.19
Income (loss) from investment operations:						
Net investment loss	(0.13)	(0.23)	(0.30)	(0.28)	(0.19)	(0.32)
Net realized and unrealized gain (loss) on investments	4.59	1.91	6.04	2.07	5.57	(3.70)
Total from investment operations.	4.46	1.68	5.74	1.79	5.38	(4.02)
Less distributions from:						
Net investment income.	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.06)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.06)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.	$33.16	$28.70	$27.08	$21.34	$19.55	$14.17
Total return[1]	15.54%	6.22%	26.90%	9.16%	37.97%	−22.10%
Net assets, end of period (in millions).	$247	$185	$164	$55	$36	$14
Ratio of expenses to average net assets	1.46%[2]	1.47%	1.51%	1.70%	1.80%	1.79%
Ratio of net investment loss to average net assets	−0.68%[2]	−0.88%	−1.02%	−1.09%	−1.35%	−0.92%
Portfolio turnover rate	41%	81%	112%	106%	114%	74%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period........	$26.66	$25.42	$20.24	$18.77	$13.77	$17.88
Income (loss) from investment operations:						
Net investment loss	(0.19)	(0.48)	(0.40)	(0.42)	(0.39)	(0.34)
Net realized and unrealized gain (loss) on investments	4.18	1.78	5.58	1.89	5.39	(3.77)
Total from investment operations...............	3.99	1.30	5.18	1.47	5.00	(4.11)
Less distributions from:						
Net investment income.....	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.06)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.06)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.............	$30.65	$26.66	$25.42	$20.24	$18.77	$13.77
Total return	15.00%	5.13%	25.59%	7.83%	36.31%	−22.99%
Net assets, end of period (in millions)..............	$22	$19	$18	$12	$11	$4
Ratio of expenses to average net assets	2.44%[1]	2.51%	2.58%	2.90%	3.06%	3.00%
Ratio of net investment loss to average net assets	−1.66%[1]	−1.91%	−2.10%	−2.31%	−2.60%	−2.12%
Portfolio turnover rate	41%	81%	112%	106%	114%	74%

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period........	$27.14	$25.84	$20.53	$18.98	$13.88	$17.97
Income (loss) from investment operations:						
Net investment loss	(0.20)	(0.49)	(0.43)	(0.42)	(0.38)	(0.25)
Net realized and unrealized gain (loss) on investments	4.30	1.85	5.74	1.97	5.48	(3.84)
Total from investment operations...............	4.10	1.36	5.31	1.55	5.10	(4.09)
Less distributions from:						
Net investment income.....	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.06)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions...........	(0.00)	(0.06)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period............	$31.24	$27.14	$25.84	$20.53	$18.98	$13.88
Total return	15.06%	5.32%	25.86%	8.17%	36.74%	−22.76%
Net assets, end of period (in millions).............	$129	$109	$113	$88	$89	$70
Ratio of expenses to average net assets	2.27%[1]	2.33%	2.38%	2.58%	2.66%	2.67%
Ratio of net investment loss to average net assets	−1.50%[1]	−1.74%	−1.90%	−2.00%	−2.15%	−1.77%
Portfolio turnover rate	41%	81%	112%	106%	114%	74%

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$28.70
Income (loss) from investment operations:	
Net investment loss	(0.28)[2]
Net realized and unrealized gain on investments	4.64[2]
Total from investment operations	4.36
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$33.06
Total return[3]	14.87%
Net assets, end of period (in millions)	$1
Ratio of expenses to average net assets	2.58%[4]
Ratio of net investment loss to average net assets	−1.79%[4]
Portfolio turnover rate	41%[5]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.
(4) Annualized.
(5) For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$29.62
Income (loss) from investment operations:	
Net investment loss	(0.05)[2]
Net realized and unrealized gain on investments	5.22[2]
Total from investment operations	5.17
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$34.79
Total return	17.10%
Net assets, end of period (in millions)	$3
Ratio of expenses to average net assets	1.11%[3]
Ratio of net investment loss to average net assets	−0.33%[3]
Portfolio turnover rate	41%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended 3-31-07	For the period from 12-29-05[1] to 3-31-06
Net asset value, beginning of period	$28.64	$27.07	$25.77
Income (loss) from investment operations:			
Net investment loss.	(0.18)	(0.27)	(0.09)
Net realized and unrealized gain on investments.	4.60	1.90	1.39
Total from investment operations	4.42	1.63	1.30
Less distributions from:			
Net investment income	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.06)	(0.00)
Total distributions	(0.00)	(0.06)	(0.00)
Net asset value, end of period	$33.06	$28.64	$27.07
Total return	15.43%	6.03%	5.05%
Net assets, end of period (in thousands)	$764	$429	$105
Ratio of expenses to average net assets	1.64%[2]	1.65%	1.68%[2]
Ratio of net investment loss to average net assets	−0.86%[2]	−1.08%	−1.29%[2]
Portfolio turnover rate.	41%	81%	112%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2006.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$29.62	$27.92	$21.96	$20.07	$14.51	$18.54
Income (loss) from investment operations:						
Net investment loss.	(0.16)[1]	(0.22)	(0.27)	(0.18)[1]	(0.15)	(0.26)
Net realized and unrealized gain (loss) on investments	4.78[1]	1.98	6.23	2.07[1]	5.71	(3.77)
Total from investment operations	4.62	1.76	5.96	1.89	5.56	(4.03)
Less distributions from:						
Net investment income . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.06)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.06)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$34.24	$29.62	$27.92	$21.96	$20.07	$14.51
Total return	15.63%	6.32%	27.14%	9.42%	38.32%	–21.74%
Net assets, end of period (in millions)	$130	$78	$57	$33	$9	$3
Ratio of expenses to average net assets	1.36%[2]	1.35%	1.37%	1.45%	1.45%	1.41%
Ratio of net investment loss to average net assets	–0.58%[2]	–0.76%	–0.88%	–0.87%	–1.03%	–0.53%
Portfolio turnover rate	41%	81%	112%	106%	114%	74%

(1) Based on average weekly shares outstanding.
(2) Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY SMALL CAP GROWTH FUND

Portfolio Highlights

On September 30, 2007, Ivy Small Cap Growth Fund had net assets totaling $568,753,765 invested in a diversified portfolio of:

93.12%	Domestic Common Stocks and Warrants
5.52%	Cash and Cash Equivalents
1.36%	Foreign Common Stocks

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2007, your Fund owned:



Business Equipment and Services Stocks	$21.82
Technology Stocks	$19.10
Health Care Stocks	$16.62
Energy Stocks	$ 8.49
Financial Services Stocks	$ 6.06
Cash and Cash Equivalents	$ 5.52
Consumer Services Stocks	$ 5.29
Miscellaneous Stocks	$ 4.95
Consumer Durables Stocks	$ 4.58
Retail Stocks	$ 4.11
Capital Goods Stocks	$ 3.46

The Investments of Ivy Small Cap Growth Fund

September 30, 2007 (Unaudited)

COMMON STOCKS AND WARRANTS	Shares	Value
Business Equipment and Services – 13.87%		
Allscripts Healthcare Solutions, Inc.*.	453,000	$ 12,235,530
Bucyrus International, Inc., Class A.	156,300	11,396,614
Capella Education Company*	168,440	9,426,745
DealerTrack Holdings, Inc.*	235,000	9,826,525
Heartland Payment Systems, Inc.	216,100	5,553,770
Resources Connection, Inc.	510,102	11,816,513
Tetra Tech, Inc.*	334,000	7,037,380
VeriFone Holdings, Inc.*.	151,300	6,707,129
Zoltek Companies, Inc.*.	111,700	4,867,886
		78,868,092
Communications Equipment – 4.44%		
General Cable Corporation*.	208,100	13,967,672
Polycom, Inc.*.	420,800	11,306,896
		25,274,568
Computers – Micro – 1.44%		
Sonic Solutions*	786,500	8,214,993
Computers – Peripherals – 8.74%		
ACI Worldwide, Inc.*.	539,900	12,074,863
Advent Software, Inc.*	148,200	6,958,731
MICROS Systems, Inc.*.	274,400	17,848,348
Stratasys, Inc.*.	278,000	7,651,950
Vital Images, Inc.*	266,500	5,194,085
		49,727,977
Consumer Electronics – 2.48%		
DTS, Inc.*.	464,200	14,088,470
Cosmetics and Toiletries – 1.85%		
Bare Escentuals, Inc.*	423,200	10,524,984
Defense – 1.57%		
DRS Technologies, Inc.	161,800	8,918,416
Electrical Equipment – 1.69%		
Microsemi Corporation*	345,000	9,611,700
Electronic Components – 1.08%		
PMC-Sierra, Inc.*.	729,100	6,120,795

See Notes to Schedule of Investments on page 204.

The Investments of Ivy Small Cap Growth Fund

September 30, 2007 *(Unaudited)*

COMMON STOCKS AND WARRANTS (Continued)	Shares	Value
Electronic Instruments – 1.83%		
APW Ltd., Warrants (A)*	19	$ 0**
Trimble Navigation Limited*	265,900	10,416,633
		10,416,633
Finance Companies – 5.39%		
Financial Federal Corporation	336,975	9,438,670
Portfolio Recovery Associates, Inc.	339,200	17,953,856
XL Capital Assurance Inc.	141,500	3,231,860
		30,624,386
Health Care – Drugs – 4.35%		
Adams Respiratory Therapeutics, Inc.*	296,300	11,416,439
Martek Biosciences Corporation*	458,322	13,298,213
		24,714,652
Health Care – General – 4.84%		
Kyphon Inc.*	209,900	14,691,951
Omnicell, Inc.*	248,300	7,071,584
Volcano Corporation*	352,300	5,791,812
		27,555,347
Hospital Supply and Management – 7.43%		
athenahealth, Inc.*	18,500	626,317
Cerner Corporation*	153,300	9,165,807
Healthways, Inc.*	268,500	14,482,890
PSS World Medical, Inc.*	941,100	18,012,654
		42,287,668
Hotels and Gaming – 3.27%		
Scientific Games Corporation, Class A*	495,200	18,609,616
Insurance – Property and Casualty – 0.67%		
eHealth, Inc.*	137,500	3,799,812
Leisure Time Industry – 0.82%		
THQ Inc.*	187,500	4,684,688
Metal Fabrication – 1.77%		
Ladish Co., Inc.*	181,300	10,047,646
Motor Vehicle Parts – 2.10%		
LKQ Corporation*	343,500	11,950,365
Petroleum – Domestic – 1.79%		
Bill Barrett Corporation*	144,200	5,682,922
Continental Resources, Inc.*	248,200	4,502,348
		10,185,270

See Notes to Schedule of Investments on page 204.

The Investments of Ivy Small Cap Growth Fund

September 30, 2007 *(Unaudited)*

COMMON STOCKS AND WARRANTS (Continued)	Shares	Value
Petroleum – International – 1.25%		
Newfield Exploration Company*	147,800	$ 7,118,048
Petroleum – Services – 5.45%		
Core Laboratories N.V.*	35,300	4,496,867
Dril-Quip, Inc.*	299,700	14,790,195
Oceaneering International, Inc.*	154,300	11,695,940
		30,983,002
Publishing – 1.20%		
IHS Inc., Class A*.	120,900	6,829,641
Railroad – 1.88%		
Westinghouse Air Brake Technologies Corporation	285,700	10,702,322
Restaurants – 1.21%		
P.F. Chang's China Bistro, Inc.*	232,700	6,883,266
Retail – Specialty Stores – 2.90%		
Coldwater Creek Inc.*	606,800	6,586,814
Knot, Inc. (The)*	194,100	4,125,595
Tween Brands, Inc.*	176,400	5,792,976
		16,505,385
Timesharing and Software – 7.95%		
Blackboard Inc.*	240,100	10,998,981
CoStar Group, Inc.*	68,100	3,636,540
Concur Technologies, Inc.*.	124,700	3,926,803
F5 Networks, Inc.*	235,500	8,752,357
FactSet Research Systems, Inc.	103,225	7,076,074
Internap Network Services Corporation*	180,600	2,560,005
Ultimate Software Group, Inc. (The)*	237,100	8,248,709
		45,199,469
Utilities – Electric – 1.22%		
Pike Electric Corporation*	368,700	6,916,812
TOTAL COMMON STOCKS AND WARRANTS – 94.48%		$537,364,023
(Cost: $435,345,570)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Beverages – 0.26%		
Diageo Capital plc (Diageo plc),		
5.9%, 10–10–07	$1,500	1,497,788

See Notes to Schedule of Investments on page 204.

The Investments of Ivy Small Cap Growth Fund

September 30, 2007   *(Unaudited)*

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Chemicals – Specialty – 0.52%		
Air Products and Chemicals, Inc.,		
5.05%, 10–1–07	$2,983	$ 2,983,000
Construction Materials – 0.53%		
Black & Decker Corp.,		
5.36%, 10–17–07	3,000	2,992,853
Food and Related – 0.97%		
ConAgra Foods, Inc.,		
5.23%, 10–3–07	1,500	1,499,564
General Mills, Inc.,		
5.605%, 10–4–07	1,000	999,533
Kellogg Co.,		
5.75%, 10–12–07	3,000	2,994,729
		5,493,826
Health Care – Drugs – 0.53%		
GlaxoSmithKline Finance plc,		
5.4%, 10–5–07	3,000	2,998,200
Household – General Products – 0.73%		
Clorox Co.,		
5.7%, 10–12–07	4,186	4,178,709
Publishing – 0.53%		
Gannett Co., Inc.,		
5.8%, 10–5–07	3,000	2,998,067
Retail – General Merchandise – 0.96%		
Home Depot Inc.,		
5.5%, 11–9–07	5,500	5,467,229
TOTAL SHORT-TERM SECURITIES – 5.03%		$ 28,609,672
(Cost: $28,609,672)		
TOTAL INVESTMENT SECURITIES – 99.51%		$565,973,695
(Cost: $463,955,242)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.49%		2,780,070
NET ASSETS – 100.00%		$568,753,765

See Notes to Schedule of Investments on page 204.

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

**Not shown due to rounding.

(A) Security valued in good faith by the Valuation Committee subject to the supervision of the Board of Directors.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY SMALL CAP GROWTH FUND
September 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $463,955) (Notes 1 and 3)	$565,974
Receivables:	
Investment securities sold.	11,255
Fund shares sold.	293
Prepaid and other assets	43
Total assets	577,565

LIABILITIES

Payable for investment securities purchased	7,386
Payable to Fund shareholders	1,012
Accrued shareholder servicing (Note 2).	137
Due to custodian.	47
Accrued management fee (Note 2)	40
Accrued distribution fee (Note 2)	20
Accrued accounting services fee (Note 2)	14
Accrued service fee (Note 2)	8
Other.	147
Total liabilities.	8,811
Total net assets.	$568,754

See Notes to Financial Statements.

IVY SMALL CAP GROWTH FUND
September 30, 2007
(In Thousands, Except for Per Share Amounts) *(Unaudited)*

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 399
Additional paid-in capital	419,678
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(3,047)
Accumulated undistributed net realized gain on	
investment transactions	49,706
Net unrealized appreciation in value of investments.	102,018
Net assets applicable to outstanding units of capital.	$568,754
Net asset value per share (net assets divided by shares outstanding):	
Class A	$14.35
Class B	$13.17
Class C	$13.46
Class E	$14.32
Class I	$16.08
Class R	$14.32
Class Y	$15.83
Capital shares outstanding:	
Class A	8,827
Class B	1,210
Class C	19,343
Class E	20
Class I	127
Class R	13
Class Y	10,320
Capital shares authorized	500,000

See Notes to Financial Statements.

Statement of Operations

IVY SMALL CAP GROWTH FUND
For the Six Months Ended September 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT LOSS

Income (Note 1B):	
Interest and amortization.	$ 1,238
Dividends.	846
Total income	2,084
Expenses (Note 2):	
Investment management fee.	2,350
Distribution fee:	
Class B	59
Class C	979
Class E	—*
Class R	—*
Class Y	198
Shareholder servicing:	
Class A	215
Class B	36
Class C	314
Class E	1
Class I	2
Class R	—*
Class Y	121
Service fee:	
Class A	145
Class B	20
Class C	326
Class R	—*
Accounting services fee	81
Audit fees.	17
Custodian fees.	9
Legal fees	3
Other	143
Total expenses	5,019
Net investment loss	(2,935)

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on investments.	44,550
Unrealized appreciation in value of investments during the period	12,978
Net gain on investments	57,528
Net increase in net assets resulting from operations	$54,593

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY SMALL CAP GROWTH FUND
(In Thousands)   *(Unaudited)*

	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2007
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment loss	$ (2,935)	$ (6,809)
Realized net gain on investments	44,550	42,147
Unrealized appreciation (depreciation)	12,978	(41,418)
Net increase (decrease) in net assets resulting from operations	54,593	(6,080)
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class R	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(15,243)
Class B	(—)	(2,343)
Class C	(—)	(38,368)
Class E	(—)	NA
Class I	(—)	NA
Class R	(—)	(15)
Class Y	(—)	(19,803)
	(—)	(75,772)
Capital share transactions (Note 5)	(23,519)	(41,869)
Total increase (decrease)	31,074	(123,721)
NET ASSETS		
Beginning of period.	537,680	661,401
End of period.	$568,754	$537,680
Undistributed net investment loss	$ (3,047)	$ (112)

(1)See "Financial Highlights" on pages 209 - 215.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:　　*(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period.......	$12.98	$14.87	$12.32	$11.36	$ 8.25	$10.59
Income (loss) from investment operations:						
Net investment loss	(0.07)	(0.12)[1]	(0.21)	(0.08)	(0.08)	(0.23)
Net realized and unrealized gain (loss) on investments	1.44	0.18[1]	3.22	1.04	3.19	(2.11)
Total from investment operations..............	1.37	0.06	3.01	0.96	3.11	(2.34)
Less distributions from:						
Net investment income....	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(1.95)	(0.46)	(0.00)	(0.00)	(0.00)
Total distributions...........	(0.00)	(1.95)	(0.46)	(0.00)	(0.00)	(0.00)
Net asset value, end of period............	$14.35	$12.98	$14.87	$12.32	$11.36	$ 8.25
Total return[2]	10.56%	0.76%	24.70%	8.45%	37.70%	−22.10%
Net assets, end of period (in millions).............	$127	$109	$141	$72	$92	$20
Ratio of expenses to average net assets	1.57%[3]	1.49%	1.50%	1.54%	1.48%	1.54%
Ratio of net investment loss to average net assets	−0.82%[3]	−0.86%	−0.90%	−1.14%	−1.21%	−1.22%
Portfolio turnover rate	40%	96%	87%	83%	91%	31%

(1)Based on average weekly shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period.......	$11.97	$13.99	$11.73	$10.91	$ 8.01	$10.40
Income (loss) from investment operations:						
Net investment loss	(0.12)	(0.24)	(0.23)	(0.23)	(0.20)	(0.21)
Net realized and unrealized gain (loss) on investments	1.32	0.17	2.95	1.05	3.10	(2.18)
Total from investment operations.............	1.20	(0.07)	2.72	0.82	2.90	(2.39)
Less distributions from:						
Net investment income....	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(1.95)	(0.46)	(0.00)	(0.00)	(0.00)
Total distributions...........	(0.00)	(1.95)	(0.46)	(0.00)	(0.00)	(0.00)
Net asset value, end of period...........	$13.17	$11.97	$13.99	$11.73	$10.91	$ 8.01
Total return	10.03%	–0.15%	23.46%	7.52%	36.21%	–22.98%
Net assets, end of period (in millions)............	$16	$16	$19	$15	$13	$7
Ratio of expenses to average net assets	2.43%[1]	2.45%	2.45%	2.52%	2.57%	2.64%
Ratio of net investment loss to average net assets	–1.67%[1]	–1.82%	–1.86%	–2.11%	–2.29%	–2.31%
Portfolio turnover rate	40%	96%	87%	83%	91%	31%

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period.......	$12.22	$14.20	$11.87	$11.02	$ 8.07	$10.44
Income (loss) from investment operations:						
Net investment loss	(0.13)	(0.23)	(0.25)	(0.24)	(0.21)	(0.16)
Net realized and unrealized gain (loss) on investments	1.37	0.20	3.04	1.09	3.16	(2.21)
Total from investment operations..............	1.24	(0.03)	2.79	0.85	2.95	(2.37)
Less distributions from:						
Net investment income....	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(1.95)	(0.46)	(0.00)	(0.00)	(0.00)
Total distributions...........	(0.00)	(1.95)	(0.46)	(0.00)	(0.00)	(0.00)
Net asset value, end of period............	$13.46	$12.22	$14.20	$11.87	$11.02	$ 8.07
Total return	10.15%	0.14%	23.78%	7.71%	36.56%	−22.70%
Net assets, end of period (in millions).............	$260	$259	$328	$308	$334	$273
Ratio of expenses to average net assets	2.19%[1]	2.20%	2.20%	2.26%	2.31%	2.31%
Ratio of net investment loss to average net assets	−1.43%[1]	−1.57%	−1.62%	−1.85%	−2.03%	−1.98%
Portfolio turnover rate	40%	96%	87%	83%	91%	31%

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$12.98
Income from investment operations:	
Net investment income	0.01[2]
Net realized and unrealized gain on investments.	1.33[2]
Total from investment operations	1.34
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$14.32
Total return[3]	9.98%
Net assets, end of period (in thousands)	$278
Ratio of expenses to average net assets	2.12%[4]
Ratio of net investment loss to average net assets	−1.33%[4]
Portfolio turnover rate	40%[5]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.
(4) Annualized.
(5) For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 4-2-07[1] through 9-30-07
Net asset value, beginning of period	$14.31
Income from investment operations:	
Net investment income	0.16[2]
Net realized and unrealized gain on investments.	1.61[2]
Total from investment operations	1.77
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$16.08
Total return	12.06%
Net assets, end of period (in millions)	$2
Ratio of expenses to average net assets	1.09%[3]
Ratio of net investment loss to average net assets	−0.33%[3]
Portfolio turnover rate	40%[4]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Annualized.
(4) For the six months ended September 30, 2007.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-07	For the fiscal year ended 3-31-07	For the period from 12-29-05[1] to 3-31-06
Net asset value, beginning of period	$12.96	$14.87	$13.78
Income (loss) from investment operations:			
Net investment loss.	(0.10)	(0.15)	(0.04)
Net realized and unrealized gain on investments.	1.46	0.19	1.13
Total from investment operations	1.36	0.04	1.09
Less distributions from:			
Net investment income	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(1.95)	(0.00)
Total distributions	(0.00)	(1.95)	(0.00)
Net asset value, end of period	$14.32	$12.96	$14.87
Total return	10.49%	0.62%	7.91%
Net assets, end of period (in thousands)	$185	$114	$108
Ratio of expenses to average net assets	1.62%[2]	1.63%	1.67%[2]
Ratio of net investment loss to average net assets	−0.83%[2]	−1.01%	−0.99%[2]
Portfolio turnover rate.	40%	96%	87%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2006.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 9-30-07	For the fiscal year ended March 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period.......	$14.31	$16.15	$13.33	$12.26	$ 8.89	$11.39
Income (loss) from investment operations:						
Net investment loss	(0.03)	(0.11)	(0.16)	(0.09)	(0.10)	(0.11)
Net realized and unrealized gain (loss) on investments	1.55	0.22	3.44	1.16	3.47	(2.39)
Total from investment operations..............	1.52	0.11	3.28	1.07	3.37	(2.50)
Less distributions from:						
Net investment income....	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(1.95)	(0.46)	(0.00)	(0.00)	(0.00)
Total distributions...........	(0.00)	(1.95)	(0.46)	(0.00)	(0.00)	(0.00)
Net asset value, end of period...........	$15.83	$14.31	$16.15	$13.33	$12.26	$ 8.89
Total return	10.62%	1.02%	24.86%	8.73%	37.91%	−21.95%
Net assets, end of period (in millions).............	$164	$154	$173	$115	$124	$42
Ratio of expenses to average net assets	1.33%[1]	1.32%	1.33%	1.36%	1.35%	1.33%
Ratio of net investment loss to average net assets	−0.57%[1]	−0.70%	−0.74%	−0.95%	−1.09%	−1.00%
Portfolio turnover rate	40%	96%	87%	83%	91%	31%

(1)Annualized.

See Notes to Financial Statements.

Notes to Financial Statements

NOTE 1 – Significant Accounting Policies

Ivy Funds, Inc. (the Corporation) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues 12 series of capital shares; each series represents ownership of a separate mutual fund (Fund). The assets belonging to each Fund are held separately by the custodian. The capital shares of each Fund represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets. The following is a summary of significant accounting policies consistently followed by the Corporation in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Gold bullion is valued at the last settlement price for current delivery as calculated by the Commodity Exchange, Inc. as of the close of that exchange. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. Management's valuation committee makes fair value determinations for the Corporation, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Corporation is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into United States dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Corporation combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Forward foreign currency exchange contracts – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are marked-to-market daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Corporation's financial statements. Gains or losses are realized by the Corporation at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the United States dollar. The Corporation uses Forward Contracts to attempt to reduce the overall risk of its investments or for investment purposes.

E. Federal income taxes – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

F. Dividends and distributions – Dividends and distributions to shareholders are recorded by each Fund on the business day following the applicable record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At September 30, 2007, $6,932 was reclassified for Mid Cap Growth Fund between accumulated undistributed net investment loss and additional paid-in capital. Net investment income, accumulated realized capital loss on investment transactions, and net assets were not affected by this change.

G. Repurchase agreements – Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by the custodian bank.

H. New Accounting Pronouncements – In June 2006, Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48), was issued and is effective on the last business day of the semiannual reporting period for fiscal years beginning after December 16, 2006. FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. Management has concluded that the adoption of FIN 48 will not result in a material impact on each Fund's net assets, results of operations and financial statement disclosures. In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Corporation will adopt SFAS 157 during 2008 and its potential impact, if any, on each Fund's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Ivy Investment Management Company (IICO), a wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), serves as the Corporation's investment manager. Prior to March 8, 2005, IICO was known as Waddell & Reed Ivy Investment Company. IICO provides advice and supervises investments, for which services it is paid a fee. Prior to June 30, 2003, Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), served as the investment manager. On June 30, 2003, WRIMCO assigned the investment management agreement between it and the Corporation to Waddell & Reed Ivy Investment Company, an affiliated entity. The fee is payable by each Fund at the following annual rates:

Fund	Net Asset Breakpoints	Annual Rate
Ivy Asset Strategy Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion	.550%
Ivy Capital Appreciation Fund	Up to $1 Billion	.650%
	Over $1 Billion up to $2 Billion	.600%
	Over $2 Billion up to $3 Billion	.550%
	Over $3 Billion	.500%
Ivy Core Equity Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion	.550%
Ivy Energy Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%
Ivy High Income Fund	Up to $500 Million	.625%
	Over $500 Million up to $1 Billion	.600%
	Over $1 Billion up to $1.5 Billion	.550%
	Over $1.5 Billion	.500%
Ivy Large Cap Growth Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion	.550%
Ivy Limited-Term Bond Fund	Up to $500 Million	.500%
	Over $500 Million up to $1 Billion	.450%
	Over $1 Billion up to $1.5 Billion	.400%
	Over $1.5 Billion	.350%

Fund	Net Asset Breakpoints	Annual Rate
Ivy Mid Cap Growth Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%
Ivy Money Market Fund	All levels	.400%
Ivy Municipal Bond Fund	Up to $500 Million	.525%
	Over $500 Million up to $1 Billion	.500%
	Over $1 Billion up to $1.5 Billion	.450%
	Over $1.5 Billion	.400%
Ivy Science and Technology Fund	Up to $1Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%
Ivy Small Cap Growth Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%

Effective August 30, 2007, the fee is as follows:

Ivy Core Equity Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion up to $5 Billion	.550%
	Over $5 Billion	.525%

The fee is accrued and paid daily. However, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. During the six-month period ended September 30, 2007, IICO voluntarily waived its fee (in thousands) as shown in the following table:

Ivy Energy Fund	$60
Ivy Municipal Bond Fund	13

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), an indirect subsidiary of WDR. Under the agreement, WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the Corporation, including maintenance of Fund records, pricing of Fund shares, preparation of prospectuses for existing shareholders, preparation of proxy statements and certain shareholder reports. For these services, each of the Funds pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level **(in millions)**	**Annual Fee Rate** **for Each Level**
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $100 to $ 200	$ 48,400
From $200 to $ 350	$ 63,200
From $350 to $ 550	$ 82,500
From $550 to $ 750	$ 96,300
From $750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee may be voluntarily waived until a Fund's net assets are at least $10 million.

Under the Shareholder Servicing Agreement between the Corporation and WRSCO, with respect to Class A, Class B, Class C, and Class E shares, for each shareholder account that was in existence at any time during the prior month: Ivy Asset Strategy Fund pays a monthly fee of $1.5792; Ivy High Income Fund, Ivy Limited-Term Bond Fund and Ivy Municipal Bond Fund each pay a monthly fee of $1.6958; and Ivy Capital Appreciation Fund, Ivy Core Equity Fund, Ivy Energy Fund, Ivy Large Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Science and Technology Fund and Ivy Small Cap Growth Fund each pay a monthly fee of $1.5042. Ivy Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.20 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Effective September 1, 2006, the Shareholder Servicing Agreement with respect to Class A, Class B, Class C and Class E shares was revised so that each Fund pays WRSCO an annual fee (payable monthly) for each account of the Fund that is non-networked and is as shown above; however, WRSCO has agreed to reduce those fees if the number of total shareholders accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. Each Fund also reimburses WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Corporation's shares, Ivy Funds Distributor, Inc. (IFDI) receives sales commissions (which are not an expense of the Corporation) for Class A and Class E shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the six-month period ended September 30, 2007, IFDI received the following amounts in sales commissions and CDSC:

	Sales Commissions	CDSC			
		Class A	Class B	Class C	Class E
Ivy Asset Strategy Fund	$1,872,862	$ 4,448	$79,263	$97,438	$ —
Ivy Capital Appreciation Fund . .	323,472	10,000	4,162	1,689	—
Ivy Core Equity Fund	87,240	—	4,633	1,678	—
Ivy Energy Fund	60,737	—	1,111	74	—
Ivy High Income Fund	249,166	212	4,170	883	—
Ivy Large Cap Growth Fund	551,597	—	5,595	786	—
Ivy Limited-Term Bond Fund . . .	46,238	99	1,896	368	—
Ivy Mid Cap Growth Fund	137,049	10	3,382	139	—
Ivy Money Market Fund	—	—	8,624	1,449	—
Ivy Municipal Bond Fund	12,997	1,400	378	67	—
Ivy Science and Technology Fund	212,089	16	6,584	3,745	—
Ivy Small Cap Growth Fund	161,742	100	6,118	2,017	—

With respect to Class A, Class B, Class C and Class E shares, IFDI pays sales commissions and all expenses in connection with the sale of the Corporation's shares, except for registration fees and related expenses. During the six-month period ended September 30, 2007, the following amounts were paid:

Ivy Asset Strategy Fund	$10,346,458
Ivy Capital Appreciation Fund	821,595
Ivy Core Equity Fund	105,194
Ivy Energy Fund	67,535
Ivy High Income Fund	258,532
Ivy Large Cap Growth Fund	643,420
Ivy Limited-Term Bond Fund	49,960
Ivy Mid Cap Growth Fund	145,774
Ivy Money Market Fund	—
Ivy Municipal Bond Fund	13,953
Ivy Science and Technology Fund	365,287
Ivy Small Cap Growth Fund	185,730

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay a distribution and/ or service fee to IFDI in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/ or maintenance of shareholder accounts. Under the Distribution and Service Plan adopted by the Corporation for Class B shares and Class C shares, respectively, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of a Fund's average annual net assets attributable to that class to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class. Under the Class E Plan, each Fund pays IFDI a fee not to exceed 0.25% of the Fund's average annual net assets attributable to Class E shares, paid daily to compensate IFDI for its costs and expenses in connection with, either directly or through others, the distribution of the Class E shares, the provision of personal services to Class E shareholders and/or maintenance of Class E shareholder accounts. Under the Class Y Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts. Under the Class R Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

IFDI and WRSCO have voluntarily agreed to waive sufficient expenses to Class A of Ivy Money Market Fund in order to maintain the yield at the level of that of Waddell & Reed Advisors Cash Management, Inc. Class A. As of September 30, 2007, no expenses were waived for Ivy Money Market Fund Class A.

This reimbursement serves to reduce shareholder servicing fees.

Effective June 1, 2007 through July 31, 2008, IFDI and WRSCO have contractually agreed to reimburse sufficient 12b–1 and/or shareholder servicing fees to cap the expenses for Ivy Large Cap Growth Fund as follows:

Fund and Class	June 1, 2007 to July 31, 2008 Expense Limitation
Ivy Large Cap Growth Fund, Class A	1.15%
Ivy Large Cap Growth Fund, Class E	1.15%
Ivy Large Cap Growth Fund, Class Y.	1.06%

During the six-month period ended September 30, 2007, the amount of fees (in thousands) reimbursed under this agreement is as follows:

Ivy Large Cap Growth Fund

Class A	$199
Class E	—*
Class Y	51

*Not shown due to rounding.

For the period from July 1, 2005 through July 31, 2006, IICO also voluntarily agreed to waive sufficient management fees for Ivy Capital Appreciation Fund to insure that the Class A expense ratio for that Fund did not exceed 1.35%. In addition, for the period from August 1, 2006 through July 31, 2008, IFDI and WRSCO have contractually agreed to reimburse sufficient 12b–1 and/or shareholder servicing fees to cap the expenses for Ivy Capital Appreciation Class A and Class E shares at 1.35%. For the six-month period ended September 30, 2007, no management fee was waived. Additionally, $1 (in thousands) Class E 12b–1 expenses have been waived.

In addition, IFDI and WRSCO have voluntarily agreed to waive sufficient expenses for Class A, Class C and Class Y of Ivy Mid Cap Growth Fund in order to ensure that the total annual Fund operating expenses do not exceed the following levels:

Fund and Class	Expense Limitation (as a percentage of average net assets of each Class)
Ivy Mid Cap Growth Fund, Class A	1.65%
Ivy Mid Cap Growth Fund, Class C	2.35%
Ivy Mid Cap Growth Fund, Class Y	1.25%

During the six-month period ended September 30, 2007, the amount of fees (in thousands) reimbursed under this agreement is as follows:

Ivy Mid Cap Growth Fund

Class C	$1
Class Y	9

This reimbursement serves to reduce distribution and service fees.

During the six-month period ended September 30, 2007, the Corporation paid Directors' regular compensation of $112,002, which is included in other expenses.

NOTE 3 – Investment Securities Transactions

Investment securities transactions for the six-month period ended September 30, 2007 are summarized as follows:

	Ivy Asset Strategy Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund
Purchases of investment securities, excluding short-term and U.S. government securities.	$ 1,754,769,566	$ 337,285,208	$119,217,643
Purchases of bullion.	182,930,834	—	—
Purchases of U.S. government securities	337,402,305	—	—
Purchases of short-term securities.	11,001,571,668	1,013,005,274	472,814,245
Purchases of options	924,367	—	—
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities. . .	1,081,779,560	69,049,147	115,704,843
Proceeds from sales of bullion. . .	60,818,024	—	—
Proceeds from maturities and sales of U.S. government securities.	54,195,819	—	—
Proceeds from maturities and sales of short-term securities.	10,688,226,872	949,522,199	472,039,053
Proceeds from options	298,442	—	—

	Ivy Energy Fund	Ivy High Income Fund	Ivy Large Cap Growth Fund
Purchases of investment securities, excluding short-term and U.S. government securities	$ 10,100,792	$ 77,921,981	$139,407,279
Purchases of U.S. government securities	—	—	—
Purchases of short-term securities	142,226,117	592,391,104	609,483,672
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities........	1,233,752	56,636,821	95,643,332
Proceeds from maturities and sales of U.S. government securities	—	—	—
Proceeds from maturities and sales of short-term securities	141,029,908	587,164,593	574,211,264

	Ivy Limited-Term Bond Fund	Ivy Mid Cap Growth Fund	Ivy Municipal Bond Fund
Purchases of investment securities, excluding short-term and U.S. government securities	$ 2,523,335	$ 32,690,466	$ 12,109,264
Purchases of U.S. government securities	35,409,433	—	—
Purchases of short-term securities	254,901,846	586,993,184	176,273,238
Purchases of options	—	32,988,997	—
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities	10,999,790	29,100,758	11,438,716
Proceeds from maturities and sales of U.S. government securities	17,605,543	—	—
Proceeds from maturities and sales of short-term securities	251,429,528	583,096,875	175,073,176
Proceeds from options	—	33,996	—

	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
Purchases of investment securities, excluding short-term and U.S. government securities	$ 218,022,286	$ 206,510,161
Purchases of U.S. government securities	—	—
Purchases of short-term securities	1,419,345,434	1,192,366,754
Proceeds from maturities and sales of investment securities, excluding short-term and U.S.government securities	171,078,000	236,863,106
Proceeds from maturities and sales of U.S. government securities	—	—
Proceeds from maturities and sales of short-term securities	1,398,954,891	1,195,124,460

For Federal income tax purposes, cost of investments owned at September 30, 2007 and the related unrealized appreciation (depreciation) were as follows:

	Cost	Appreciation	Depreciation	Aggregate Appreciation (Depreciation)
Ivy Asset Strategy Fund	$3,904,128,303	$1,064,808,207	$ 4,604,685	$1,060,203,522
Ivy Capital Appreciation Fund	410,862,107	44,296,138	5,384,945	38,911,193
Ivy Core Equity Fund	212,933,461	69,465,657	1,920,455	67,545,202
Ivy Energy Fund	18,302,242	3,565,390	196,452	3,368,938
Ivy High Income Fund	136,317,103	1,514,378	1,899,457	(385,079)
Ivy Large Cap Growth Fund .	288,741,823	102,321,121	1,896,797	100,424,324
Ivy Limited-Term Bond Fund . . .	65,918,158	487,814	249,861	237,953
Ivy Mid Cap Growth Fund . .	112,047,182	52,610,228	4,737,870	47,872,358
Ivy Money Market Fund	83,331,280	—	—	—
Ivy Municipal Bond Fund . . .	25,849,462	527,478	62,586	464,892
Ivy Science and Technology Fund	421,252,180	129,969,868	25,945,828	104,024,040
Ivy Small Cap Growth Fund . .	464,396,129	128,176,094	26,598,528	101,577,566

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended March 31, 2007 and the related net capital losses and post-October activity were as follows:

	Ivy Asset Strategy Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund
Net ordinary income.	$ 34,798,032	$ —	$ —
Distributed ordinary income	7,899,868	—	—
Undistributed ordinary income	31,028,864	—	—
Realized long-term capital gains	31,700,032	472,981	34,352,215
Distributed long-term capital gains . . .	10,641,807	—	26,873,451
Undistributed long-term capital gains	26,238,182	472,981	15,885,350
Net capital losses	—	—	—
Post-October losses deferred	467,682	—	675

	Ivy Energy Fund	Ivy High Income Fund	Ivy Large Cap Growth Fund
Net ordinary income.	$ —	$ 6,245,926	$ —
Distributed ordinary income	—	6,206,184	—
Undistributed ordinary income	—	114,122*	—
Realized long-term capital gains	—	—	—
Distributed long-term capital gains	—	—	—
Undistributed long-term capital gains	—	—	—
Net capital losses	—	—	—
Post-October losses deferred	—	—	—

	Ivy Limited-Term Bond Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund
Net ordinary income	$ 1,641,448	$ —	$2,759,804
Distributed ordinary income	1,638,795	—	2,743,535
Undistributed ordinary income	32,035*	—	43,074
Realized long-term capital gains	—	—	—
Distributed long-term capital gains	—	—	—
Undistributed long-term capital gains	—	—	—
Net capital losses	—	—	—
Post-October losses deferred	140,298	—	—

*This entire amount was distributed prior to September 30, 2007.

	Ivy Municipal Bond Fund	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
Net ordinary income.	$ 772,888	$ —	$ —
Distributed ordinary income	772,878	—	—
Undistributed ordinary income	14,608*	—	—
Realized long-term capital gains	—	11,771,841	40,237,851
Distributed long-term capital gains . . .	—	807,866	75,772,222
Undistributed long-term capital gains .	—	11,771,058	13,682,023
Net capital losses	—	—	—
Post-October losses deferred	17,109	1,571	—

*This entire amount was distributed prior to September 30, 2007.

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the 8 taxable years succeeding the loss year for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Ivy Core Equity Fund	Ivy High Income Fund	Ivy Large Cap Growth Fund
March 31, 2009	$1,310,041	$ —	$3,706,365
March 31, 2010	3,127,140	963,818	2,102,400
March 31, 2011	1,479,061	1,182,962	2,676,587
March 31, 2012	—	—	608,471
March 31, 2014	—	105,076	—
Total carryover	$5,916,242	$2,251,856	$9,093,823

	Ivy Limited-Term Bond Fund	Ivy Mid Cap Growth Fund	Ivy Municipal Bond Fund
March 31, 2009	$ —	$10,147,740	$179,309
March 31, 2010	—	17,363,901	230,753
March 31, 2011	421,141	5,387,010	75,199
March 31, 2012	—	949,121	—
March 31, 2014	116,816	—	—
Total carryover	$537,957	$33,847,772	$485,261

	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
March 31, 2008	$ —	$ 629,293
March 31, 2009	827,519	3,509,352
March 31, 2010	413,760	2,069,323
March 31, 2011	413,760	564,364
Total carryover	$1,655,039	$ 6,772,332

Ivy US Blue Chip Fund was merged into Ivy Core Equity Fund as of June 16, 2003 and Advantus Index 500 Fund was merged into Ivy Core Equity Fund as of December 8, 2003. At the time of the mergers, Ivy US Blue Chip Fund and Advantus Index 500 Fund had capital loss carryovers available to offset future gains of the Ivy Core Equity Fund. Ivy US Blue Chip Fund's carryovers are limited to $1,479,061 for each period ending from March 31, 2008 through 2011 plus any unused limitations from prior years.

Advantus Horizon Fund was merged into Ivy Large Cap Growth Fund as of December 8, 2003. At the time of the merger, Advantus Horizon Fund had capital loss carryovers available to offset future gains of the Ivy Large Cap Growth Fund. These carryovers are limited to $1,383,732 for each period ending from March 31, 2008 through 2010 plus any unused limitations from prior years and the amount of certain built-in gains realized, if any.

Ivy US Emerging Growth Fund was merged into Ivy Mid Cap Growth Fund as of June 16, 2003. At the time of the merger, Ivy Mid Cap Growth Fund had capital loss carryovers available to offset future gains. These carryovers are limited to $5,665,965 for the period ending March 31, 2008 and $1,182,294 for each period ending from March 31, 2009 through 2011 and $197,085 for the period ending March 31, 2012 plus any unused limitations from prior years.

Ivy Global Science & Technology Fund was merged into Ivy Science and Technology Fund as of June 16, 2003. At the time of the merger, Ivy Global Science & Technology Fund had capital loss carryovers available to offset future gains of the Ivy Science and Technology Fund. These carryovers are limited to $413,760 for each period ending from March 31, 2008 through 2011 plus any unused limitations from prior years.

Advantus Enterprise Fund was merged into Ivy Small Cap Growth Fund as of December 8, 2003. At the time of the merger, Advantus Enterprise Fund had capital loss carryovers available to offset future gains of the Ivy Small Cap Growth Fund. These carryovers are limited to $2,069,323 for each period ending from March 31, 2008 through 2010 and $564,364 for the period ending March 31, 2011 plus any unused limitations from prior years.

NOTE 5 – Multiclass Operations

Each Fund within the Corporation currently offers five classes of shares, Class A, Class B, Class C, Class I and Class Y (other than Money Market Fund which offers Class A and Class E shares and Municipal Bond Fund which does not offer Class E and Class I shares), and all Funds except Ivy Energy Fund, Ivy Limited-Term Bond Fund and Ivy Municipal Bond Fund offer Class E shares. Each share class has equal rights as to assets and voting privileges. In addition, Large Cap Growth Fund, Mid Cap Growth Fund, Science and Technology Fund and Small Cap Growth Fund offer Class R shares, which also have equal rights as to assets and voting privileges. Ivy Money Market Fund Class B and Class C shares are no longer available for investment. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Corporation.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the six-month period ended September 30, 2007 are summarized below. Amounts are in thousands.

	Ivy Asset Strategy Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund
Shares issued from sale of shares:			
Class A	36,288	24,000	1,335
Class B	2,140	602	76
Class C	37,730	4,752	325
Class E	128	47	42
Class I	192	1,004	27
Class Y	12,508	3,462	67
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	275	—	—
Class B	—	—	—
Class C	—	—	—
Class E	—*	—	—
Class I	—*	—	—
Class Y	23	—	—
Shares redeemed:			
Class A	(6,360)	(2,169)	(1,019)
Class B	(375)	(84)	(119)
Class C	(2,889)	(228)	(1,619)
Class E	(—)*	(—)*	(—)*
Class I	(18)*	(12)	(7)
Class Y	(1,116)	(314)	(162)
Increase (decrease) in outstanding capital shares	78,526	31,060	(1,054)

(Continued)	Ivy Asset Strategy Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund
Value issued from sale of shares:			
Class A	$ 825,305	$264,181	$ 14,320
Class B	47,451	6,181	758
Class C	839,531	48,718	3,276
Class E	2,865	498	448
Class I	4,285	11,506	300
Class Y	289,626	37,976	753
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	6,037	—	—
Class B	—	—	—
Class C	—	—	—
Class E	6	—	—
Class I	12	—	—
Class Y	523	—	—
Value redeemed:			
Class A	(142,629)	(23,466)	(10,907)
Class B	(8,230)	(861)	(1,194)
Class C	(63,762)	(2,347)	(16,371)
Class E	(10)	(1)	(1)
Class I	(412)	(129)	(74)
Class Y	(24,814)	(3,400)	(1,741)
Increase (decrease) in outstanding capital	$1,775,784	$338,856	$(10,433)

	Ivy Energy Fund	Ivy High Income Fund	Ivy Large Cap Growth Fund
Shares issued from sale of shares:			
Class A	857	4,614	7,373
Class B	46	158	398
Class C	71	231	297
Class E	10	54	13
Class I	10	29	121
Class R	NA	NA	—*
Class Y	45	143	2,273
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	369	—
Class B	—	22	—
Class C	—	60	—
Class E	—	1	—
Class I	—	1	—
Class R	NA	NA	—
Class Y	—	24	—
Shares redeemed:			
Class A	(96)	(1,946)	(3,187)
Class B	(10)	(98)	(343)
Class C	(5)	(270)	(370)
Class E	(—)	(—)*	(—)*
Class I	(—)	(4)	(29)
Class R	NA	NA	(—)*
Class Y	(15)	(776)	(898)
Increase in outstanding capital shares	913	2,612	5,648

(Continued)	Ivy Energy Fund	Ivy High Income Fund	Ivy Large Cap Growth Fund
Value issued from sale of shares:			
Class A	$10,176	$40,640	$98,342
Class B	549	1,392	4,708
Class C	840	2,033	3,627
Class E	100	477	152
Class I	100	259	1,475
Class R	NA	NA	1
Class Y	537	1,254	32,703
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	3,214	—
Class B	—	189	—
Class C	—	521	—
Class E	—	11	—
Class I	—	9	—
Class R	NA	NA	—
Class Y	—	212	—
Value redeemed:			
Class A	(1,145)	(17,035)	(40,682)
Class B	(114)	(855)	(4,019)
Class C	(61)	(2,363)	(4,482)
Class E	(—)	(4)	(7)
Class I	(—)	(33)	(374)
Class R	NA	NA	(—)*
Class Y	(176)	(6,970)	(11,246)
Increase in outstanding capital	$10,806	$22,951	$80,198

*Not shown due to rounding.

	Ivy Limited-Term Bond Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund
Shares issued from sale of shares:			
Class A	1,955	1,354	73,446
Class B	103	51	2,750
Class C	203	55	9,368
Class E	10	21	449
Class I	16	48	NA
Class R	NA	1	NA
Class Y	33	235	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	72	—	1,379
Class B	6	—	53
Class C	15	—	123
Class E	—*	—	6
Class I	—*	—	NA
Class R	NA	—	NA
Class Y	2	—	NA
Shares redeemed:			
Class A	(750)	(854)	(62,937)
Class B	(74)	(93)	(2,540)
Class C	(304)	(116)	(6,778)
Class E	(—)	(—)*	(44)
Class I	(4)	(9)	NA
Class R	NA	(—)*	NA
Class Y	(59)	(143)	NA
Increase in outstanding capital shares	1,224	550	15,275

*Not shown due to rounding.

(Continued)	Ivy Limited-Term Bond Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund
Value issued from sale of shares:			
Class A	$19,777	$18,820	$73,445
Class B	1,038	662	2,750
Class C	2,058	733	9,368
Class E	100	288	449
Class I	165	651	NA
Class R	NA	14	NA
Class Y	333	3,327	NA
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	730	—	1,379
Class B	62	—	53
Class C	151	—	123
Class E	2	—	6
Class I	3	—	NA
Class R	NA	—	NA
Class Y	16	—	NA
Value redeemed:			
Class A	(7,595)	(11,858)	(62,936)
Class B	(751)	(1,202)	(2,540)
Class C	(3,074)	(1,545)	(6,778)
Class E	(—)	(5)	(44)
Class I	(45)	(135)	NA
Class R	NA	(6)	NA
Class Y	(593)	(1,972)	NA
Increase in outstanding capital	$12,377	$ 7,772	$15,275

	Ivy Municipal Bond Fund	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
Shares issued from sale of shares:			
Class A	386	2,179	1,701
Class B	30	109	61
Class C	42	513	360
Class E	NA	20	20
Class I	NA	93	135
Class R	NA	8	4
Class Y	—*	1,593	790
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	16	—	—
Class B	1	—	—
Class C	14	—	—
Class E	NA	—	—
Class I	NA	—	—
Class R	NA	—	—
Class Y	—*	—	—
Shares redeemed:			
Class A	(67)	(1,151)	(1,265)
Class B	(24)	(63)	(141)
Class C	(221)	(396)	(2,216)
Class E	NA	(—)*	(—)*
Class I	NA	(12)	(7)
Class R	NA	(—)*	(—)*
Class Y	(—)	(436)	(1,247)
Increase (decrease) in outstanding capital shares	177	2,457	(1,805)

(Continued)	Ivy Municipal Bond Fund	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
Value issued from sale of shares:			
Class A	$4,248	$67,508	$ 23,276
Class B	335	3,112	774
Class C	462	14,967	4,610
Class E	NA	625	265
Class I	NA	2,817	1,970
Class R	NA	258	60
Class Y	—*	50,549	11,966
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	180	—	—
Class B	7	—	—
Class C	154	—	—
Class E	NA	—	—
Class I	NA	—	—
Class R	NA	—	—
Class Y	—*	—	—
Value redeemed:			
Class A	(742)	(35,389)	(17,339)
Class B	(266)	(1,800)	(1,774)
Class C	(2,431)	(11,494)	(28,490)
Class E	NA	(6)	(4)
Class I	NA	(387)	(114)
Class R	NA	(10)	(1)
Class Y	(—)	(13,654)	(18,718)
Increase (decrease) in outstanding capital	$1,947	$77,096	$(23,519)

*Not shown due to rounding.

Transactions in capital stock for the fiscal year ended March 31, 2007, are summarized below. Amounts are in thousands.

	Ivy Asset Strategy Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund
Shares issued from sale of shares:			
Class A	53,408	3,702	2,099
Class B	4,392	238	157
Class C	46,972	613	1,230
Class Y	9,541	920	178
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	311	—	745
Class B	31	—	116
Class C	255	—	1,825
Class Y	27	—	13
Shares redeemed:			
Class A	(13,879)	(1,786)	(1,791)
Class B	(517)	(101)	(336)
Class C	(3,872)	(242)	(3,881)
Class Y	(1,291)	(12)	(66)
Increase in outstanding capital shares	95,378	3,332	289
Value issued from sale of shares:			
Class A	$1,046,947	$35,838	$21,689
Class B	84,558	2,138	1,543
Class C	908,531	5,621	12,102
Class Y	190,626	9,302	1,904
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	6,150	—	7,513
Class B	602	—	1,090
Class C	4,980	—	17,360
Class Y	525	—	135
Value redeemed:			
Class A	(273,958)	(17,219)	(18,592)
Class B	(9,904)	(895)	(3,270)
Class C	(74,223)	(2,122)	(37,921)
Class Y	(25,233)	(121)	(709)
Increase in outstanding capital	$1,859,601	$32,542	$ 2,844

	Ivy Energy Fund	Ivy High Income Fund	Ivy Large Cap Growth Fund
Shares issued from sale of shares:			
Class A	732	6,302	7,380
Class B	78	254	679
Class C	113	491	899
Class R	NA	NA	1
Class Y	53	121	2,166
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	387	—
Class B	—	36	—
Class C	—	113	—
Class R	NA	NA	—
Class Y	—	84	—
Shares redeemed:			
Class A	(225)	(2,470)	(7,169)
Class B	(4)	(191)	(570)
Class C	(13)	(621)	(809)
Class R	NA	NA	(—)*
Class Y	(—)*	(104)	(2,847)
Increase (decrease) in outstanding capital shares	734	4,402	(270)
Value issued from sale of shares:			
Class A	$7,253	$54,790	$83,858
Class B	783	2,214	7,172
Class C	1,135	4,267	9,729
Class R	NA	NA	13
Class Y	530	1,053	25,026
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	3,369	—
Class B	—	310	—
Class C	—	982	—
Class R	NA	NA	—
Class Y	—	733	—
Value redeemed:			
Class A	(2,216)	(21,611)	(81,729)
Class B	(40)	(1,661)	(6,034)
Class C	(125)	(5,379)	(8,760)
Class R	NA	NA	(—)*
Class Y	(—)*	(903)	(32,736)
Increase (decrease) in outstanding capital	$7,320	$38,164	$ (3,461)

*Not shown due to rounding.

	Ivy Limited-Term Bond Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund
Shares issued from sale of shares:			
Class A	1,882	2,170	102,016
Class B	166	157	9,238
Class C	515	148	15,257
Class R	NA	—*	NA
Class Y	38	368	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	108	—	2,277
Class B	11	—	128
Class C	28	—	221
Class R	NA	—	NA
Class Y	5	—	NA
Shares redeemed:			
Class A	(1,858)	(2,515)	(89,268)
Class B	(212)	(266)	(8,185)
Class C	(676)	(322)	(12,507)
Class R	NA	(—)*	NA
Class Y	(88)	(327)	NA
Increase (decrease) in outstanding capital shares	(81)	(587)	19,177
Value issued from sale of shares:			
Class A	$18,871	$26,855	$102,016
Class B	1,666	1,831	9,238
Class C	5,162	1,750	15,257
Class R	NA	—*	NA
Class Y	384	4,644	NA
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	1,082	—	2,277
Class B	106	—	128
Class C	285	—	221
Class R	NA	—	NA
Class Y	53	—	NA
Value redeemed:			
Class A	(18,672)	(30,759)	(89,268)
Class B	(2,127)	(3,096)	(8,185)
Class C	(6,786)	(3,800)	(12,507)
Class R	NA	(—)*	NA
Class Y	(891)	(4,175)	NA
Increase (decrease) in outstanding capital . .	$ (867)	$ (6,750)	$ 19,177

*Not shown due to rounding.

	Ivy Municipal Bond Fund	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
Shares issued from sale of shares:			
Class A	317	3,149	2,131
Class B	38	192	176
Class C	254	684	1,059
Class R	NA	11	—*
Class Y	—*	1,454	2,966
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	23	12	1,179
Class B	2	2	197
Class C	33	9	3,122
Class R	NA	—*	—*
Class Y	—*	5	1,376
Shares redeemed:			
Class A	(125)	(2,776)	(4,385)
Class B	(53)	(201)	(438)
Class C	(326)	(1,071)	(6,082)
Class R	NA	(—)*	(—)*
Class Y	(—)*	(869)	(4,305)
Increase (decrease) in outstanding capital shares	163	601	(3,004)
Value issued from sale of shares:			
Class A	$3,521	$85,294	$ 29,123
Class B	421	4,854	2,233
Class C	2,813	17,647	13,539
Class R	NA	316	5
Class Y	—*	40,920	44,280
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	259	340	14,927
Class B	17	39	2,305
Class C	365	232	37,276
Class R	NA	—*	15
Class Y	2	139	19,192
Value redeemed:			
Class A	(1,385)	(73,728)	(58,235)
Class B	(585)	(5,029)	(5,462)
Class C	(3,609)	(27,240)	(77,631)
Class R	NA	(—)*	(3)
Class Y	(22)	(24,032)	(63,433)
Increase (decrease) in outstanding capital	$1,797	$19,752	$(41,869)

*Not shown due to rounding.

NOTE 6 – Options

Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by a Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

For Ivy Asset Strategy Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2007	212	$158,470
Options written	2,319	362,177
Options terminated in closing purchase transactions	(2,319)	(362,177)
Options exercised.	(212)	(158,470)
Options expired	(—)	(—)
Outstanding at September 30, 2007	—	$ —

For Ivy Mid Cap Growth Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2007	8	$ 5,980
Options written	162,810	405,849
Options terminated in closing purchase transactions	(81,035)	(140,549)
Options exercised.	(—)	(—)
Options expired	(1,110)	(76,858)
Outstanding at September 30, 2007	80,673	$194,422

NOTE 7 – Swaps

Each Fund may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. Each Fund may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. Each Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. Each Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Swaps are marked-to-market daily based on valuations provided by a pricing vendor of a broker-dealer. Changes in value are recorded as unrealized appreciation (depreciation) in the Statement of Operations. Collateral, in the form of cash or securities, may be required to be held in segregated accounts with the custodian or counterparty. Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Entering into swap agreements involves certain risks. Among these are possible failure of the counterparty to fulfill its obligations, possible lack of liquidity, and unfavorable changes in interest rates or underlying investments.

NOTE 8 – Futures

The Corporation may engage in buying and selling futures contracts. Upon entering into a futures contract, the Corporation is required to deposit, in a segregated account, an amount of cash or United States Treasury Bills equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Corporation each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Corporation as unrealized gains or losses. Upon the closing of the contracts, the cumulative net change in the variation margin is recorded as realized gain or loss. The Corporation uses futures to attempt to reduce the overall risk of its investments.

Renewal of Investment Management Agreement for Ivy Funds, Inc.

At a Meeting of the Board of Directors of the Ivy Funds, Inc. (the "Corporation") held on August 28 and 29, 2007, the Directors, including all of the Directors who are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act, unanimously approved the continuance of the existing Investment Management Agreement between Ivy Investment Management Company ("IICO") and the Corporation (with respect to Ivy Asset Strategy Fund, Ivy Capital Appreciation Fund, Ivy Core Equity Fund, Ivy Energy Fund, Ivy High Income Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Mid Cap Growth Fund, Ivy Money Market Fund, Ivy Municipal Bond Fund, Ivy Science and Technology Fund and Ivy Small Cap Growth Fund).

The Board's Independent Directors were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its review of the various agreements, including, among other things, the nature and the quality of the services provided by IICO, profitability (including any fall-out benefits) from the relationships with the Funds, economies of scale, the role played by the Independent Directors, and information on comparative fees and expenses. The Board also considered the written responses and supplementary materials produced by IICO in response to a 15(c) due diligence request list submitted by the Independent Directors' counsel prior to the meeting. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO. The Board also received extensive materials on performance, expenses and comparable fund information from Lipper, Inc., an independent mutual fund rating service. Finally, the Independent Directors received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Directors discussed this material extensively among themselves, with their independent legal counsel and independent fee consultant, and with the other Board members, after which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the fact that they were provided with performance and expense information for each of the Funds during the year in regularly scheduled Board meetings, during which they met with the Funds' portfolio managers and other investment personnel. In that regard, they discussed the nature, extent and quality of services provided to each Fund by IICO, taking into account the investment objective and strategy of the Fund and the knowledge the Board gained from those regular meetings, including from the materials provided in connection with those meetings. In addition, the Board reviewed the resources and key personnel of IICO. The Board also considered other services provided to the Funds by IICO, such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to the Funds' investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations. The Board concluded that the nature and extent of the services provided by IICO were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO derives any other direct or indirect benefit from serving the Funds. The Board considered benefits that accrue to IICO from its respective relationship with a Fund, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After full consideration of these and other factors, the Board concluded that IICO, nor any of its affiliates, receive any additional direct or indirect benefits that would preclude the Board from approving the continuation of the investment advisory contract with IICO.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. In that context, the Board discussed the current level of the Funds' advisory fee breakpoints and also considered the current and anticipated asset levels of the Funds and the potential for growth in each Fund. With respect to the Asset Strategy Fund, the Board requested that management examine the continuing appropriateness of that Fund's breakpoint schedule. The Board also noted that as the assets of the Funds continue to increase, the Funds' expense ratios generally continue to fall. The Board concluded that the current asset size of the Funds and other relevant factors did not warrant further reevaluation or restructuring of the fee breakpoints for the Funds at this time.

Performance of the Funds and Costs of Services Provided

The Board considered, on a Fund by Fund basis, the performance of each Fund and the costs of the services provided. The Board focused particularly on the Ivy High Income Fund, Ivy Municipal Bond Fund and Ivy Limited Term Bond Fund.

Specifically, the Board examined the investment performance of each Fund, including quintile ranking for short- and long-term time periods and each Fund's performance against its peers. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds lagged that of their peers or respective Lipper index, the Board recognized that IICO had taken, or was taking, the steps to address that underperformance, including changes in portfolio managers, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses of each Fund, the expense ratio of each Fund, and the expense limitation arrangements entered into (and with respect to the Ivy Limited Term Bond Fund, the expense limitation agreement proposed to be entered into) by IICO in light of the services provided by IICO. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to separately managed accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for those Funds. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios. After completing this examination, the Independent Directors concluded that the Fund's expenses are appropriate at the current time.

The Board of Directors/Trustees for each of the mutual funds has appointed an independent fee consultant. Posted below is a summary of the written fee evaluation of such consultant for the most recent year.

During August of 2007, and as part of their regularly scheduled meetings, the Boards of Trustees of Ivy Funds and the Board of Directors of Ivy Funds, Inc. (collectively, the "Ivy Funds" and any separate series thereof an "Ivy Fund") reviewed significant information in connection with considering the continuation of existing investment management agreements currently in effect between Ivy Investment Management Company ("IICO") and the Ivy Funds. Pursuant to the Assurance of Discontinuance between Waddell & Reed, Inc., Waddell & Reed Services Company ("WRSCO"), and Waddell & Reed Investment Management Company (collectively, "Waddell") and the Office of the New York Attorney General dated July 10, 2006 ("Assurance of Discontinuance"), the Trustees/Directors of the Ivy Funds engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO, an affiliate of Waddell, to the Ivy Funds. The independent fee consultant's review addressed the following fee-related factors:

1. The nature and quality of IICO's services to the Ivy Funds, including performance

2. Management fees (including any components thereof) charged by other mutual fund companies for like services

3. Management fees (including any components thereof) charged to institutional and other clients of IICO for like services

4. Costs to IICO and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit

5. Profit margins of IICO and its affiliates from supplying such services

6. Possible economies of scale as a fund grows larger

The following summarizes the findings of the independent fee consultant retained by the Trustees/Directors.[1]

Summary Findings

The independent fee consultant believes that IICO delivers strong levels of performance and service to the Ivy Funds in relation to IICO management fees and relative to investment advisers of comparable mutual funds. For the 36 months ended April 30, 2007, when compared to their respective peer groups established by Lipper, Inc. ("Lipper") approximately: (a) 21% of the Ivy Funds were in the top 10 percentiles; (b) 33% of the Ivy Funds were in the top quartile of performance; and (c) 62% of the Ivy Funds were in the top two quartiles. The independent fee consultant noted that the Ivy Funds' performance appears to be grounded in a number of institutional competitive advantages at IICO, including stock selection ability, ability to attract top talent, strategic vision, performance-focused culture, ability to manage smaller AUM funds, ability to serve small account sizes and an effective trading infrastructure.

---

[1]The independent fee consultant's evaluation was based on information provided by IICO, Lipper, Inc., other information providers and other independent analyses. The term "management fees" refers to the actual annual advisory and administrative fees, net of any fee waivers, paid by an Ivy Fund, as a percentage of such fund's average net assets. The term "total expenses" refers to the total annual expenses, net of any fee waivers, paid by an Ivy Fund, as a percentage of such fund's average net assets. Where these terms are used in reference to groups of Ivy Funds, numbers expressed are on an asset-weighted basis. Fee and performance data used in screening methodologies are usually for the period ending February 28, 2007. In other areas, data is from various periods ending between December 31, 2006 and July 31, 2007.

For the 12 months ended March 31, 2007, the total expenses of the Ivy Funds on average were 7% above the mean total expenses of their respective Lipper Expense Group peers and 1% below the mean total expenses for their Lipper Expense Universes. The management fees for the Ivy Funds on average were 9% above the mean management fees for their Lipper Expense Groups and 10% above the means for their Lipper Expense Universes. Ivy Funds' small average account size and small fund AUM introduces certain biases in the Lipper analyses that can work against Ivy Funds in Lipper expense comparisons. As a result, the Lipper findings can be considered conservative. Within the larger Lipper averages, the management fees and total expenses of individual Ivy Funds and share classes are reasonable relative to their performance.

The independent fee consultant believes that the management fees IICO charges to the Ivy Funds also are reasonable in relation to the management fees it charges to its other institutional accounts. These institutional accounts have different service and infrastructure needs. Moreover, based on industry data, the average spread between management fees charged to the Ivy Funds and those charged to institutional accounts is below the average fee spreads observed at other investment advisers.

The independent fee consultant found that the level of profit earned by IICO from managing the Ivy Funds does not appear to be unreasonable. Waddell's overall profitability from managing the Ivy Funds and its other operations is below the mean profitability of other publicly traded peers, but appears adequate to enable IICO to continue to provide quality support to the Ivy Funds and their shareholders.

Analyses was undertaken by the independent fee consultant to measure economies of scale in the industry in a manner that would give an overall "net" view of any economies or diseconomies of scale across all cost elements. This analysis, however, was unable to quantitatively assess or confirm overall economies of scale in the IICO complex. A separate economy of pricing analysis, also undertaken by the independent fee consultant, did show that Ivy Funds incur lower fees and expenses with increasing fund AUM and with increasing average account size which the independent fee consultant believes should benefit Ivy Fund investors as the Ivy Funds mature.

Conclusions

The independent fee consultant concluded that the services provided by IICO and its affiliates and expenses incurred by the Ivy Funds over the year ending August 31, 2007 are reasonable and provide adequate justification for renewal of the Ivy Funds' existing advisory agreements.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds, Inc. uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Corporation voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission (SEC) on the Corporation's Form N-Q, 60 days after the end of the quarter. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On the Ivy Funds' website at www.ivyfunds.com.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page is for your notes and calculations.

This page is for your notes and calculations.

This page is for your notes and calculations.

This page is for your notes and calculations.

This page is for your notes and calculations.

This page is for your notes and calculations.

This page is for your notes and calculations.

This page is for your notes and calculations.

This page is for your notes and calculations.

THE IVY FUNDS FAMILY

Global/International Funds
Cundill Global Value Fund
European Opportunities Fund
International Balanced Fund
International Core Equity Fund
International Growth Fund
Managed European/Pacific Fund
Managed International Opportunities Fund
Pacific Opportunities Fund

Domestic Equity Funds
Capital Appreciation Fund
Core Equity Fund
Dividend Income Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
Small Cap Value Fund
Value Fund

Fixed Income Funds
Bond Fund
High Income Fund
Limited-Term Bond Fund
Mortgage Securities Fund
Municipal Bond Fund

Money Market Fund
Money Market Fund

Specialty Funds
Asset Strategy Fund
Balanced Fund
Energy Fund
Global Natural Resources Fund
Real Estate Securities Fund
Science and Technology Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus carefully before investing.



IVY FUNDS®

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.ivyfunds.com

Ivy Funds Distributor, Inc.

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